Exhibit 99.1

Itaú Unibanco Holding S.A.

June 30, 2017

Complete Financial Statements in IFRS

(A free translation of the original in Portuguese)

Report of independent auditors on the consolidated financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. ("Bank") and its subsidiaries (together, the "Group"), which comprise the consolidated balance sheet as at June 30, 2017 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2017, and the financial performance and cash flows for the six-month period then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Itaú Unibanco Holding S.A.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for loan and lease losses (Note 2.3.1.a, 2.4.d.X and 12.b)

The calculation of the allowance for loan and lease losses is a sensitive matter to management's judgment. The identification of the situations that may compromise the recoverable value of receivables and the determination of the allowance for loan and lease losses involve a process with a number of assumptions and factors, including the counterparty's financial condition, the expected future cash flows, the estimated amounts of recovery and realization of guarantees.

The utilization of different modeling techniques and assumptions could result in a materially different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database.

Guarantees and renegotiations have represented important aspects on determining the allowance for loan and lease losses, during the management of the credit risks.

Considering the matters mentioned above, this was an area of focus during the audit.

We tested the design and the effectiveness of the main controls used to calculate the allowance for loan and lease losses, including: i) totality and integrity of the database; ii) models and assumptions adopted by management to determine the recoverable value of the credit portfolio; iii) monitoring and valuation of guarantees; iv) identification, approval, and monitoring of renegotiated transactions; and v) processes established by management to guarantee application of these assumptions, as well as, the adequacy of the disclosures in the financial statements.

For the individually calculated allowance for loan and lease losses, we tested the relevant assumptions adopted to identify the impairment and the resulting rating of the debtors, as well as the expected future cash flows, the underlying guarantees, and the estimates of recovery of overdue receivables.

For the allowance for loan and lease losses calculated on a collective basis (retail banking segment), we tested the underlying models, including the models approval's process and the validation of the assumptions adopted to determine the estimated losses and recoveries.

We tested the inputs for these models, including the recoveries, and, when available, compared the data and assumptions used with market data.

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Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

The results of these procedures provided us with adequate and sufficient evidence in the context of our audit of financial statements.

Measurement of the fair value of financial instruments and derivatives - level 3 (Notes 2.3.1.c, 2.4.d.IV, V and VI, 7 to 10, and 31)

The fair value measurement requires subjectivity, considering that it depends on valuation techniques based on internal models that involve management's assumptions for assessing financial instruments with little liquidity and without an active market. In addition, management of market risk management is complex, especially during periods of high volatility and when observable market prices or parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts.

This was an area of focus during our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates. In addition, management of the market risk is complex, especially during periods of high volatility and when observable market prices or parameters are not available.

We tested the design and the effectiveness of the main controls established by management related to the fair valuation of these financial instruments, as well as the approval of models and related disclosures.

We analyzed the methodology to fair value these financial instruments and the assumptions adopted by management by comparing them with independent methodologies and assumptions. We reperformed, on a sampling basis, the fair valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge about fair valuation practices, which are commonly adopted and evaluated the consistency of these methodologies with the ones applied in prior years.

We considered that the criteria and assumptions adopted by management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the financial statements.

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Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Information technology environment

Itaú Unibanco Holding S.A. and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Over the last years, significant short and long-term investments have been made in the information technology systems and processes.

The technology structure, due to the history of acquisitions and size of the related operations, is comprised of more than one technology environment with different processes and segregated controls.

The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements. Accordingly, this was an area of focus during the audit.

As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements.

The procedures we performed comprised the combination of relevant control tests and, when necessary, the tests of compensating controls, as well as the performance of tests related to the information security, including the access management control and the segregation of duties.

The information technology environment and controls established by management provided reasonable basis for the audit of the financial statements audit.

Deferred tax assets (Notes 2.3.1.b and 27.b.)

The deferred tax assets arising from temporary differences and tax losses carryforward are recorded to the extent that management considers probable that Itaú Unibanco Holding S.A. and its subsidiaries will generate future taxable profits. The projection of the future taxable profits takes into account a number of subjective assumptions established by management.

We consider that this area requires audit focus, taking into account that the utilization of different assumptions in the projection of the future taxable profits could materially modify the expected periods for realization of deferred tax assets, thus affecting the accounting records.

We tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assests and the recording of such credits in accordance with the accounting standards, including the necessity of analysis of the perspectives for the realization of these assets, via projections of future taxable profits.

We tested the design and the effectiveness of the controls over the respective disclosures, as well as, we compared the critical assumptions used to the projection of the future results with macroeconomic information disclosed by the market and with the historical data in order to support the consistency of these estimates.

We considered that management's assumptions are appropriate and consistent with the information disclosed in the financial statements.

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Why it is a Key Audit Matter	How the matter was addressed in the audit

Realization of goodwill (Notes 2.3.2, 2.4.h and 3)

The balances of intangible assets are annually tested for impairment. These tests involves estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash-generating units requires the application of judgment as well as the use of estimates by management.

We consider that this area requires audit focus, taking into account that it involves the projection of future results for each cash-generating unit or group of cash-generating units, and that the utilization of different assumptions to project future results may materially modify the perspectives for realization of such assets and result in the accounting of an impairment to the recoverable value, thus affecting the financial statements.

We tested the design and the effectiveness of the main controls established by management, including the totality and integrity of the database and the underlying systems.

In connection with the audit procedures over the projections of future results, which are base for the taxable profit projection study, we analyzed the projections for the determination of impairment of intangible assets as prepared to by management to corroborate the reasonableness of these estimates for realization.

We considered that the assumptions adopted by management are appropriate and consistent with the information disclosed in the financial statements.

Provision for contingent liabilities (Notes 2.3.1.e, 2.4.q and 32)

Itaú Unibanco Holding S.A. and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.

In general, the settlement of these proceedings takes a long time and involves not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation.

In certain situations, the legislation allows taxpayers to settle certain tax proceedings in advance by decreasing or eliminating related interest rates and fines. Civil and labor legislation also permits that agreements be made to settle proceedings in advance.

It should be noted that, among other things, the aspects used to establish the likelihood of a loss attributed to each proceeding are subjective, and the evolution of the jurisprudence is not always uniform.

We tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database.

Civil and labor proceedings are divided on a group basis and on an individualized basis. Proceedings considered under a group basis are quantified based on internal models and are revalued considering the judicial decisions on the related matters. Regarding the individualized proceedings, the calculation is made periodically based on the determination of the amount of the request and on the likelihood of a loss, which is estimated according to the characteristics, in fact or in law, related to each sentence in particular.

We tested the models used to quantify judicial proceedings of a civil and labor nature considered on a group basis.

We counted on the support of our specialists in the labor, legal, and fiscal areas when assessing the risk

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Why it is a Key Audit Matter	How the matter was addressed in the audit

In this context, we consider that this is an area which requires audit focus.

of the individualized proceedings, according to the nature of each proceeding.

Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings.

We considered that the criteria and assumptions adopted by management for determining the provision for contingent liabilities, as well as the information disclosed in the financial statements, are appropriate.

Others matters

Statement of Value Added

The consolidated Statement of Value Added for the the six-month period ended on June 30, 2017, prepared under the responsibility of the Consolidated's management and presented as supplementary information for IFRS purposes, were submitted to audit procedures performed in conjunction with the audit of the Consolidated financial statements. For the purposes of forming our opinion, we evaluated whether this statement is reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of Value Added". In our opinion, this Statement of Value Added has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the consolidated financial statements taken as a whole.

Other information accompanying the financial statements and the auditor's report

The Bank´s management is responsible for the other information which comprise the Management Report.

Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), as issued by

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Itaú Unibanco Holding S.A.

the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank´s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of Itaú Unibanco Holding S.A. and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank´s ability to continue as a going concern. If we conclude that significant uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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Itaú Unibanco Holding S.A.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, July 31, 2017

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

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ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	06/30/2017	12/31/2016
Cash and deposits on demand	4	22,700	18,542
Central Bank compulsory deposits	5	88,607	85,700
Interbank deposits	6	28,715	22,692
Securities purchased under agreements to resell	6	261,443	265,051
Financial assets held for trading	7a	223,211	204,648
Pledged as collateral		7,122	12,950
Other		216,089	191,698
Financial assets designated at fair value through profit or loss	7b	1,410	1,191
Derivatives	8 and 9	19,305	24,231
Available-for-sale financial assets	10	89,175	88,277
Pledged as collateral		17,774	17,435
Other		71,401	70,842
Held-to-maturity financial assets	11	39,092	40,495
Pledged as collateral		2,814	11,778
Other		36,278	28,717
Loan operations and lease operations portfolio, net	12	452,209	463,394
Loan operations and lease operations portfolio		479,870	490,366
(-) Allowance for loan and lease losses		(27,661)	(26,972)
Other financial assets	20a	52,666	53,917
Investments in associates and joint ventures	13	5,029	5,073
Goodwill	3	9,834	9,675
Fixed assets, net	15	7,624	8,042
Intangible assets, net	16	7,301	7,381
Tax assets		42,525	44,274
Income tax and social contribution - current		1,612	2,703
Income tax and social contribution - deferred	27b	35,488	37,395
Other		5,425	4,176
Assets held for sale	36.7	599	631
Other assets	20a	9,777	10,027
Total assets		1,361,222	1,353,241

The accompanying notes are an integral part of these consolidated financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	06/30/2017	12/31/2016
Deposits	17	352,327	329,414
Securities sold under repurchase agreements	19a	321,922	349,164
Financial liabilities held for trading	18	457	519
Derivatives	8 and 9	21,420	24,698
Interbank market debt	19a	136,872	135,483
Institutional market debt	19b	97,506	96,239
Other financial liabilities	20b	63,731	71,832
Reserves for insurance and private pension	30c II	166,869	154,076
Liabilities for capitalization plans		3,215	3,147
Provisions	32	21,471	20,909
Tax liabilities		4,917	5,836
Income tax and social contribution - current		1,519	1,741
Income tax and social contribution - deferred	27b II	514	643
Other		2,884	3,452
Other liabilities	20b	32,023	27,110
Total liabilities		1,222,730	1,218,427
Capital	21a	97,148	97,148
Treasury shares	21a	(2,571)	(1,882)
Additional paid-in capital	21c	1,550	1,785
Appropriated reserves	21d	5,891	3,443
Unappropriated reserves	21e	26,917	25,362
Cumulative other comprehensive income		(2,991)	(3,274)
Total stockholders’ equity attributed to the owners of the parent company		125,944	122,582
Non-controlling interests	21f	12,548	12,232
Total stockholders’ equity		138,492	134,814
Total liabilities and stockholders' equity		1,361,222	1,353,241

The accompanying notes are an integral part of these consolidated financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

		04/01 to	04/01 to	01/01 to	01/01 to
	Note	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Banking product		26,517	31,672	56,030	61,480
Interest and similar income	23a	36,516	39,207	76,786	77,914
Interest and similar expense	23b	(19,470)	(22,707)	(43,647)	(45,393)
Dividend income		170	106	175	116
Net gain (loss) on investment securities and derivatives	23c	(407)	3,173	2,363	6,185
Foreign exchange results and exchange variations on transactions		(326)	2,026	226	3,535
Banking service fees	24	8,439	8,047	16,711	15,487
Income related to insurance, private pension and capitalization operations before claim and selling expenses		1,287	1,446	2,696	3,010
Income related to insurance and private pension	30b III	6,392	6,412	13,260	11,858
Reinsurance Premiums	30b III	(12)	(38)	(26)	(57)
Change in reserves for insurance and private pension		(5,240)	(5,080)	(10,831)	(9,092)
Revenue from capitalization plans		147	152	293	301
Other income	25	308	374	720	626
Losses on loans and claims		(4,399)	(4,587)	(10,267)	(10,443)
Expenses for allowance for loan and lease losses	12b	(5,191)	(5,207)	(11,587)	(11,500)
Recovery of loans written-off as loss		1,053	973	1,902	1,804
Expenses for claims		(268)	(388)	(599)	(787)
Recovery of claims under reinsurance		7	35	17	40
Banking product net of losses on loans and claims		22,118	27,085	45,763	51,037
Other operating income (expenses)		(14,339)	(14,796)	(28,579)	(28,073)
General and administrative expenses	26	(12,914)	(12,673)	(25,413)	(24,060)
Tax expenses		(1,552)	(2,256)	(3,441)	(4,272)
Share of profit or (loss) in associates and joint ventures	13	127	133	275	259
Income before income tax and social contribution	27	7,779	12,289	17,184	22,964
Current income tax and social contribution		(1,845)	(641)	(2,975)	(1,574)
Deferred income tax and social contribution		858	(5,326)	(1,539)	(9,370)
Net income		6,792	6,322	12,670	12,020
Net income attributable to owners of the parent company	28	6,369	5,999	12,370	11,710
Net income (loss) attributable to non-controlling interests	21f	423	323	300	310
Earnings per share - basic	28
Common		0.99	0.92	1.91	1.80
Preferred		0.99	0.92	1.91	1.80
Earnings per share - diluted	28
Common		0.99	0.91	1.90	1.79
Preferred		0.99	0.91	1.90	1.79
Weighted average number of shares outstanding - basic	28
Common		3,351,741,143	3,351,741,143	3,351,741,143	3,351,741,143
Preferred		3,155,404,279	3,170,650,946	3,158,922,612	3,167,060,932
Weighted average number of shares outstanding - diluted	28
Common		3,351,741,143	3,351,741,143	3,351,741,143	3,351,741,143
Preferred		3,209,326,813	3,211,878,406	3,195,332,639	3,201,328,525

The accompanying notes are an integral part of these consolidated financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income Periods ended

(In millions of Reais)

		04/01 to	04/01 to	01/01 to	01/01 to
	Note	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Net income		6,792	6,322	12,670	12,020
Available-for-sale financial assets		(409)	817	441	2,022
Change in fair value		(691)	1,262	938	2,766
Income tax effect		299	(492)	(353)	(1,125)
(Gains) / losses transferred to income statement	23c	(28)	79	(240)	635
Income tax effect		11	(32)	96	(254)
Hedge		(310)	349	(411)	(260)
Cash flow hedge	9	83	(785)	(269)	(2,415)
Change in fair value		225	(1,311)	(390)	(4,316)
Income tax effect		(142)	526	121	1,901
Hedge of net investment in foreign operation	9	(393)	1,134	(142)	2,155
Change in fair value		(804)	2,040	(390)	3,824
Income tax effect		411	(906)	248	(1,669)
Remeasurements of liabilities for post-employment benefits (*)		5	6	(59)	(3)
Remeasurements	29	1	9	(24)	5
Income tax effect		4	(3)	(35)	(8)
Foreign exchange differences on foreign investments		517	(1,406)	312	(2,743)
Total comprehensive income		6,595	6,088	12,953	11,036
Comprehensive income attributable to non-controlling interests		424	323	300	310
Comprehensive income attributable to the owners of the parent company		6,171	5,765	12,653	10,726

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended June 30, 2017 and 2016

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Remeasurements of liabilities of post- employment benefits	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2016	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Transactions with owners	-	2,906	(208)	(2,174)	-	(2,899)	-	-	-	-	(2,375)	11,420	9,045
Treasury shares - granting of stock options	-	2,906	(63)	(2,670)	-	-	-	-	-	-	173	-	173
Granting of stock options – exercised options	-	436	(34)	-	-	-	-	-	-	-	402	-	402
Acquisition of treasury shares (Note 21a)	-	(200)	-	-	-	-	-	-	-	-	(200)	-	(200)
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	2,670	-	(2,670)	-	-	-	-	-	-	-	-	-
Granted options recognized	-	-	(29)	-	-	-	-	-	-	-	(29)	-	(29)
Share-based payment – variable compensation	-	-	(145)	-	-	-	-	-	-	-	(145)	-	(145)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	11,501	11,501
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	496	-	(2,899)	-	-	-	-	(2,403)	(81)	(2,484)
Dividends / Interest on capital paid in 2016 - Year 2015 - Special profit reserve	-	-	-	(2,697)	-	-	-	-	-	-	(2,697)	-	(2,697)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(314)	-	-	-	-	-	-	(314)	-	(314)
Other	-	-	-	-	(9)	-	-	-	-	-	(9)	-	(9)
Total comprehensive income	-	-	-	-	-	11,710	2,022	(3)	(2,743)	(260)	10,726	310	11,036
Net income	-	-	-	-	-	11,710	-	-	-	-	11,710	310	12,020
Other comprehensive income for the period	-	-	-	-	-	-	2,022	(3)	(2,743)	(260)	(984)	-	(984)
Appropriations:
Legal reserve	-	-	-	447	-	(447)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	5,592	2,772	(8,364)	-	-	-	-	-	-	-
Balance at 06/30/2016	85,148	(1,447)	1,525	10,921	23,710	-	(749)	(228)	2,079	(3,376)	117,583	13,537	131,120
Change in the period	-	2,906	(208)	854	2,763	-	2,022	(3)	(2,743)	(260)	5,331	11,730	17,061
Balance at 01/01/2017	97,148	(1,882)	1,785	3,443	25,362	-	(731)	(815)	2,085	(3,813)	122,582	12,232	134,814
Transactions with owners	-	(689)	(235)	2,568	-	(5,467)	-	-	-	-	(3,823)	16	(3,807)
Treasury shares - granting of stock options	-	(689)	(69)	-	-	-	-	-	-	-	(758)	-	(758)
Granting of stock options – exercised options	-	593	(23)	-	-	-	-	-	-	-	570	-	570
Acquisition of treasury shares (Note 21a)	-	(1,282)	-	-	-	-	-	-	-	-	(1,282)	-	(1,282)
Granted options recognized	-	-	(46)	-	-	-	-	-	-	-	(46)	-	(46)
Share-based payment – variable compensation	-	-	(166)	-	-	-	-	-	-	-	(166)	-	(166)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	167	167
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	2,568	-	(5,467)	-	-	-	-	(2,899)	(151)	(3,050)
Dividends / Interest on capital paid in 2017 - Year 2016 - Special profit reserve	-	-	-	(5,048)	-	-	-	-	-	-	(5,048)	-	(5,048)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(443)	-	-	-	-	-	-	(443)	-	(443)
Other	-	-	-	-	23	-	-	-	-	-	23	-	23
Total comprehensive income	-	-	-	-	-	12,370	441	(59)	312	(411)	12,653	300	12,953
Net income	-	-	-	-	-	12,370	-	-	-	-	12,370	300	12,670
Other comprehensive income for the period	-	-	-	-	-	-	441	(59)	312	(411)	283	-	283
Appropriations:
Legal reserve	-	-	-	537	-	(537)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	4,834	1,532	(6,366)	-	-	-	-	-	-	-
Balance at 06/30/2017	97,148	(2,571)	1,550	5,891	26,917	-	(290)	(874)	2,397	(4,224)	125,944	12,548	138,492
Change in the period	-	(689)	(235)	2,448	1,555	-	441	(59)	312	(411)	3,362	316	3,678

(1) Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	14

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

		04/01 to	04/01 to	01/01 to	01/01 to
	Note	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Adjusted net income		19,451	48,474	38,941	63,704
Net income		6,792	6,322	12,670	12,020
Adjustments to net income:		12,659	42,152	26,271	51,684
Granted options recognized and share-based payment – variable compensation		106	116	(212)	(174)
Effects of changes in exchange rates on cash and cash equivalents		1,264	20,793	866	17,617
Expenses for allowance for loan and lease losses	12b	5,191	5,207	11,587	11,500
Interest and foreign exchange expense from operations with subordinated debt		2,322	(1,585)	2,698	(2,770)
Change in reserves for insurance and private pension		5,240	5,080	10,831	9,092
Revenue from capitalization plans		(147)	(152)	(293)	(301)
Depreciation and amortization	15 and 16	771	847	1,591	1,575
Interest expense from provision for contingent and legal liabilities		326	410	761	843
Provision for contingent and legal liabilities		1,018	886	1,720	1,718
Interest income related to escrow deposits		(86)	(97)	(174)	(188)
Deferred taxes (excluding hedge tax effects)	27b	1,431	8,411	2,761	9,362
Share of profit or (loss) in associates and joint ventures		(127)	(132)	(275)	(259)
(Gain) loss on available-for-sale securities	23c	(28)	78	(240)	635
Interest and foreign exchange income related to available-for-sale financial assets		(3,374)	1,500	(4,577)	1,685
Interest and foreign exchange income related to held-to-maturity financial assets		(1,056)	443	(717)	925
(Gain) loss on sale of assets held for sale	25 and 26	182	50	236	52
(Gain) loss on sale of investments	25 and 26	(13)	7	(18)	8
(Gain) loss on sale of fixed assets	25 and 26	(10)	8	(6)	10
Other		(351)	283	(268)	353
Change in assets and liabilities (*)		(25,158)	(49,550)	(45,684)	(31,207)
(Increase) decrease in assets		(44,896)	(60,341)	(37,927)	20,056
Interbank deposits		477	1,405	1,158	1,437
Securities purchased under agreements to resell		(23,308)	(47,199)	(19,375)	23,410
Compulsory deposits with the Central Bank of Brazil		(3,799)	(2,180)	(2,771)	(3,489)
Financial assets held for trading		(12,996)	(3,850)	(18,535)	(9,584)
Derivatives (assets / liabilities)		2,178	(4,843)	1,946	(8,460)
Financial assets designated at fair value through profit or loss		583	(411)	(219)	(222)
Loan operations		(3,335)	5,139	2,096	23,206
Other financial assets		(2,641)	1,619	1,490	320
Other tax assets		(2,346)	(2,378)	(956)	231
Other assets		291	(7,643)	(2,761)	(6,793)
(Decrease) increase in liabilities		19,738	10,791	(7,757)	(51,263)
Deposits		23,610	(7,051)	22,710	(30,566)
Deposits received under securities repurchase agreements		(8,081)	29,814	(27,263)	(864)
Financial liabilities held for trading		(25)	35	(62)	71
Funds from interbank markets		3,790	(15,586)	1,190	(24,019)
Other financial liabilities		(305)	(653)	(8,350)	(1,657)
Technical reserve for insurance and private pension		(193)	1,478	1,962	3,131
Liabilities for capitalization plans		159	122	361	253
Provisions		(1,000)	(673)	(1,498)	(1,188)
Tax liabilities		230	631	1,861	2,191
Other liabilities		2,455	3,557	4,310	5,502
Payment of income tax and social contribution		(902)	(883)	(2,978)	(4,117)
Net cash from (used in) operating activities		(5,707)	(1,076)	(6,743)	32,497
Interest on capital / dividends received from investments in associates and joint ventures		172	7	331	144
Cash received on sale of available-for-sale financial assets		4,028	8,082	11,432	11,529
Cash received from redemption of held-to-maturity financial assets		892	910	2,216	1,797
Cash upon sale of assets held for sale		114	104	132	214
Cash upon sale of investments in associates and joint ventures		14	(7)	25	(8)
Cash and cash equivalents, net of assets and liabilities due from CorpBanca acquisition	3	-	5,869	-	5,869
Cash and cash equivalents, net of assets and liabilities from Recovery acquisition	3	-	-	-	(714)
Cash upon sale of fixed assets	15	21	(1)	29	7
Cash upon sale of intangible assets	16	(2)	2	18	5
Purchase of available-for-sale financial assets		(1,980)	(1,389)	(6,958)	(3,516)
Purchase of held-to-maturity financial assets		(80)	(697)	(96)	(985)
Purchase of investments in associates and joint ventures	13	-	(319)	-	(463)
Purchase of fixed assets	15	(208)	(77)	(376)	(223)
(Cash upon sale) Purchase of intangible assets / Goodwill	16	(621)	204	(714)	33
Net cash from (used in) investing activities		2,350	12,688	6,039	13,689
Funding from institutional markets		2,357	4,864	5,859	4,864
Redemptions in institutional markets		(3,444)	(6,192)	(8,014)	(13,919)
(Acquisition) / Disposal of interest of non-controlling stockholders		265	(45)	167	(45)
Granting of stock options – exercised options		25	31	570	402
Purchase of treasury shares		(996)	-	(1,282)	(200)
Dividends and interest on capital paid to non-controlling interests		(136)	(51)	(151)	(81)
Dividends and interest on capital paid		(293)	(267)	(7,567)	(5,093)
Net cash from (used in) financing activities		(2,222)	(1,660)	(10,418)	(14,072)
Net increase (decrease) in cash and cash equivalents	2.4c and 4	(5,579)	9,951	(11,122)	32,114
Cash and cash equivalents at the beginning of the period	4	90,974	116,987	96,119	91,649
Effects of changes in exchange rates on cash and cash equivalents		(1,264)	(20,793)	(866)	(17,617)
Cash and cash equivalents at the end of the period	4	84,131	106,146	84,131	106,146
Additional information on cash flow
Interest received		30,345	33,687	70,527	77,990
Interest paid		17,406	16,486	41,510	35,819
Non-cash transactions
Loans transferred to assets held for sale		-	-	-	-
Dividends and interest on capital declared and not yet paid		999	995	2,544	2,102

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	15

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of Reais)

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Income	41,849	50,145	89,992	97,177
Interest, similar income and other	35,953	44,512	79,550	87,750
Banking services	8,439	8,047	16,711	15,487
Income related to insurance, private pension and capitalization operations before claim and selling expenses	1,287	1,446	2,696	3,010
Result of loan losses	(4,138)	(4,234)	(9,685)	(9,696)
Other	308	374	720	626
Expenses	(21,924)	(25,221)	(48,533)	(50,249)
Interest, similar income and other	(19,470)	(22,707)	(43,647)	(45,393)
Other	(2,454)	(2,514)	(4,886)	(4,856)
Inputs purchased from third parties	(3,887)	(3,967)	(7,651)	(7,484)
Materials, energy and others	(179)	(195)	(363)	(378)
Third party services	(1,045)	(1,150)	(2,036)	(2,081)
Other	(2,663)	(2,622)	(5,252)	(5,025)
Data processing and telecommunications	(1,031)	(983)	(2,012)	(1,916)
Advertising, promotions and publication	(291)	(248)	(514)	(456)
Installations	(309)	(295)	(577)	(542)
Transportation	(82)	(99)	(167)	(198)
Security	(179)	(181)	(364)	(358)
Travel expenses	(54)	(49)	(97)	(89)
Other	(717)	(767)	(1,521)	(1,466)
Gross added value	16,038	20,957	33,808	39,444
Depreciation and amortization	(742)	(781)	(1,488)	(1,451)
Net added value produced by the company	15,296	20,176	32,320	37,993
Added value received through transfer	127	133	275	259
Total added value to be distributed	15,423	20,309	32,595	38,252
Distribution of added value	15,423	20,309	32,595	38,252
Personnel	5,141	5,404	10,094	8,351
Compensation	3,997	4,353	7,867	6,421
Benefits	927	837	1,802	1,520
FGTS – government severance pay fund	217	214	425	410
Taxes, fees and contributions	3,118	8,223	9,086	17,180
Federal	2,814	7,932	8,489	16,586
State	1	9	1	9
Municipal	303	282	596	585
Return on third parties’ assets - Rent	372	360	745	701
Return on own assets	6,792	6,322	12,670	12,020
Dividends and interest on capital	1,471	1,310	3,050	2,484
Retained earnings (loss) for the period	4,898	4,689	9,320	9,226
Minority interest in retained earnings	423	323	300	310

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	16

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At June 30, 2017 and December 31, 2016 for balance sheet accounts and

From April 1 to June 30, 2017 and 2016 and from January 1 to June 30, 2017 and 2016 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, whether these clients have Brazilian links or not through its international branches, subsidiaries and affiliates.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into three operating and reportable segments: (1) Retail Banking, which comprises the retail and high net worth clients (Itaú Uniclass and Personnalité) and the corporate segment (very small and small companies); (2) Wholesale Banking, which covers the wholesale products and services for middle-market and large companies, as well as the investment banking, in addition to the activities of the Latin America unit and (3) Activities with the Market + Corporation, which mainly manages the financial results associated with capital surplus, subordinated debt, and net debt of tax credits and debits of ITAÚ UNIBANCO HOLDING.

These consolidated financial statements were approved by the Executive Board on July 31, 2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	17

Note 2 – Significant accounting policies

2.1.	Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as approved by the International Accounting Standards Board (IASB).

In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period, arising from operating, investing, and financing activities, and include highly-liquid investments (Note 2.4c).

The Cash flows of operating activities are calculated by the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid are classified as operating cash flows.

Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING.

2.2.	New accounting standards and new accounting standards changes and interpretations

a)	Accounting standards applicable for period ended June 30, 2017

There were no new accounting pronouncements for the period ended June 30, 2017.

b)	Accounting standards recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 9 – Financial Instruments – This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 applies to financial instruments and will be adopted retrospectively at its effective date, on January 1st, 2018. This standard is structured to cover the pillars (I) classification and measurement of financial assets (II) impairment, and (III) hedge accounting. Among the amendments, the items below may have the most significant impacts:

(I)	Classification and measurement of financial assets: the classification of financial assets should depend on two criteria: the entity’s business model for managing its financial assets and the characteristics of the contractual cash flow of financial assets;
(II)	Impairment: The new standards introduced the expected loss approach and classification into three phases;
(III)	Hedge accounting: The hedge accounting requirements are closed aligned with risk management and should be applied on a prospective basis.

IFRS 9 is in process of implementation by ITAÚ UNIBANCO HOLDING, and an evaluation of the possible impacts resulting from the adoption of this standard has been conducted and will be completed through its effective date. The adoption of the expected loss model in relation to the incurred loss approach is likely to require an increase in the allowance for loan and lease losses since the recognition of losses will occur earlier. The finance, risks, and technology departments as well as Management are involved in the implementation process.

•	IFRS 15 – Revenue from Contracts with Customers – The pronouncement replaces IAS 18 – Revenues and IAS 11– Construction Contracts, as well as interpretations related thereto (IFRICs 13, 15 and 18). It requires that revenue is recognized in a way that shows the transfer of assets or services to the client for an amount that reflects the company’s expectation of having in consideration the rights to these assets or services. ITAU UNIBANCO HOLDING will adopt IFRS 15 retrospectively only for contracts with remaining obligations until the date this standard comes into

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	18

effect. Other effects should be adjusted with a counter-entry to Retained Earnings (Losses). This standard is effective for annual periods beginning on January 1st, 2018. At the moment, no significant impacts from the adoption of this standard were identified.

•	IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) recognizing leases which terms exceeds 12 months and with substantial amounts; (b) initially recognizing lease in assets and liabilities at present value; and (c) recognizing depreciation and interest from lease separately in the result. For the lessor, accounting will continue to be segregated between operating and financial lease. This standard is effective for annual periods beginning on January 1st, 2019. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for assessment of insurance contracts:

•	General Model: applicable to all contracts, particularly the long-term contracts;
•	Premium Allocation Approach (PAA): applicable to contracts which term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; however, it can be used only when it produces results similar to those that would be obtained it the standard model was used;
•	Variable Fee Approach: approach specific for contracts with participation in the result of investments.

Insurance contracts should be recognized based on the analysis of four components:

•	Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows;
•	Risk Adjustment: estimate of offset required by deviations that may occur between cash flows;
•	Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated in the beginning of the contract;
•	Discount: projected cash flows should be discounted at present value, to reflect the time value of money, at rates that reflect the characteristics of respective flows.

This standard is effective for annual periods beginning on January 1st, 2021. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	Amendment to IFRS 4 – Insurance Contracts – Joint application of IFRS 9: The amendment enables entities that are issuers of insurance contracts to mitigate possible impacts of the adoption of IFRS 9 – Financial Instruments before the effectiveness of IFRS 17 – Insurance Contracts, through two options:

•	Temporary exemption: adoption of IFRS 9 together with IFRS 17, i.e., as from January 2021. This option is applicable only to entities with significant insurance activities (over 80% of total liabilities) and that have not applied IFRS 9 in advance;

•	Overlay approach: adoption of IFRS 9, however, for assets reclassified to the category Fair Value through Profit or Loss, transferring the effects of the adoption of IFRS 9 from Income for the Period to Other Comprehensive Income until the effectiveness of IFRS 17.

Liabilities related to insurance contracts are not representative as compared to total liabilities of ITAÚ UNIBANCO HOLDING.

In 2018, ITAÚ UNIBANCO HOLDING will adopt IFRS 9 for all financial assets of insurance entities, and, therefore, will not use the aforementioned options.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	19

•	Amendment to IFRS 10 – Consolidated Financial Statements and IAS 28 – Investments in Associates and Joint Ventures – The amendments refer to an inconsistency between IFRS 10 and IAS 28 requirements, when addressing the sale or contribution of assets between an investor and its associate or joint venture. The effective date has not been defined by IASB yet. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

2.3.	Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

2.3.1  Critical accounting estimates

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in compliance with the applicable standards. Estimates are evaluated continuously, considering past experience and other factors.

The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan and lease losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in the cash flows received in relation to those expected from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4d X). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients.

Methodology and assumptions used by Management are detailed in Note 2.4d X. Allowance for loan losses is detailed in Note 12b.

b)	Deferred income tax and social contribution

As explained in Note 2.4k, Deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 27.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	20

c)	Fair value of financial instruments, including derivatives

The fair value of Financial Instruments is measured recurrently, in conformity with the requirements of IAS 39 – Financial Instruments: Recognition and Measurement. The fair value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. This calculation is based on assumptions that take into consideration Management’s judgment based on market information and conditions in place at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks fair value measurements using a fair value hierarchy that reflects the significance of inputs used in the measurement process.

The fair value of Financial Instruments, including Derivatives, as well as the fair value hierarchy, are presented in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long term of indexes. At the end of the monthly closings, the areas meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy. ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants, however, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

d)	Defined benefit pension plan

The current amount of pension plan obligations is obtained from actuarial calculations that use a set of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian Reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 29.

e)	Provisions, contingencies and other commitments

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 32.

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

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The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

2.3.2	Critical judgments in accounting policies

a)	Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Semi-annually submitted to the impairment test and, at June 30, 2017 and 2016, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

2.4.	Summary of main accounting practices

a)	Consolidation

I.	Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains control and are no longer consolidated as from the date such control is lost.

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The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 06/30/2017 and 12/31/2016.

		Functional	Incorporation		Interest in voting capital at		Interest in total capital at
		currency	country	Activity	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Domestic
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A (1)			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A. (2)			Brazil	Insurance	99.99%	99.99%	99.99%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Corpbanca Colombia	(Note 3)	Colombian peso	Colombia	Financial institution	23.67%	23.67%	23.67%	23.67%
Banco Itaú (Suisse) S.A.		Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 3)	Chilean peso	Chile	Financial institution	35.71%	35.71%	35.71%	35.71%

(1)	New company name of Banco Itaú BMG Consignado S.A..

(2)	New company name of Itaú BMG Seguradora S.A.

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all Financeira Itaú CBD S.A Crédito, Financiamento e Investimento (FIC) the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

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II.	Business combinations

Accounting for business combinations under IFRS 3 is only applicable when a business is acquired. Under IFRS 3 – Business Combinations, a business is defined as an integrated set of activities and assets that is conducted and managed so to provide a return to investors, cost reduction or other economic benefits, and it should be recorded when a business is acquired. In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants.. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4h. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

III.	Transactions with non-controlling stockholders

IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

b)	Foreign currency translation

I.	Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21 – The Effects of Changes in Foreign Exchange Rates.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian Real are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date.
•	Income and expenses are translated at monthly average exchange rates.

•	Exchange differences arising from currency translation are recorded in other comprehensive income.

II.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange results and exchange variations on transactions.

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c)	Cash and cash equivalents

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the Consolidated Balance Sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	Financial Assets and Liabilities

In accordance with IAS 39 - Financial instruments: Recognition and Measurement, Financial Assets and Liabilities, including derivative financial instruments, should be recognized in the Balance Sheet, and measured in accordance with the category in which the instrument was classified.

Financial assets and liabilities may be classified as follows:

Categories	Recognition and Measurement
• Financial assets and liabilities at fair value through profit or loss – held for trading • Financial assets and liabilities at fair value through profit or loss – designated at fair value

•     Initial and subsequently recognized at fair value;

•     Transaction costs are directly recognized in the Consolidated Statement of Income;

•     Gains and losses arising from changes in fair value are directly included in Net gain (loss) from investments in securities and derivatives.

• Available-for-sale financial assets (*)

•     Initial and subsequently recognized at fair value plus transaction costs;

•     Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income.

• Held-to-maturity financial assets (*) • Loans and receivables • Financial liabilities at amortized cost	• Initially recognized at fair value plus transaction costs; • Subsequently measured at amortized cost, using the effective interest rate method.

(*) Interest, including the amortization of premiums and discounts, is recognized in the Consolidated Statement of income under Interest and similar income.

The classification of financial assets and liabilities depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

Effective interest rate – when calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

Interest and similar income and expense are recognized in the Consolidated Statement of Income, in Interest and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables and financial liabilities at amortized cost the following Balance Sheet headings:

Loans and receivables	Financial liabilities at amortized cost

•     Central Banks compulsory deposits (Note 2.4dl and Note 5);

•     Interbank deposits (Note 6);

•     Securities purchased under agreements to resell (Note 2.4dll and Note 6);

•     Loan operations (Note 2.4dVIII and Note 12); and

•     Other financial assets (Note 20a).

•     Deposits (Note 17);

•     Securities sold under repurchase agreements (Note 2.4dll and Note 19a);

•     Funds from interbank markets (Note 19a);

•     Funds from institutional markets (Note 19b);

•     Liabilities for capitalization plans; and

•     Other financial liabilities (Note 20b).

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Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for write-off in accordance with IAS 39 requirements.

Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent write-off. Financial liabilities are derecognized when settled or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I –  Central Bank Compulsory deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits.

II – Securities purchased under agreements to resell

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the Consolidated Financial Statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

III-  Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of trading transactions.

IV-  Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates accounting mismatches in income or when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of debt instruments and embedded derivatives that should otherwise be separated.

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V-   Derivatives

All derivatives are recorded as assets when the fair value is positive and as liabilities when the fair value is negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the Consolidated Statement of Income in Net gain (loss) on investment securities and derivatives.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	At the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge;

•	The hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship;

•	For a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss;

•	The effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured;

•	The hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 9.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and

b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

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Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income;

b)	The ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the disposal of the investment in the foreign operation.

VI - Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) on Investments in Securities and Derivatives – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the Consolidated Statement of Income as Dividend Income when it is probable that ITAÚ UNIBANCO HOLDING is entitled to receive such dividends and inflow of economic benefits.

VII- Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets for which ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

Both impairment of held-to-maturity financial assets and reversal of this loss are recorded, when applicable, in the Consolidated statement of income.

VIII- Loan operations

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on

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the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis.

These areas monitor the trends observed in allowance for loan losses by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

IX - Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant rate of return on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the Consolidated statement of income under Interest and similar income.

X-   Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	Default in principal or interest payment.
•	Financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios).
•	Breach of loan clauses or terms.
•	Entering into bankruptcy.
•	Loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each portfolio of similar receivables. Considering the representativeness of several homogeneous groups, management chose to use a twelve month period as being the most representative. For

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portfolios of loans that are individually evaluated for impairment this period is at most 12 months, considering the review cycle for each loan operation.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, ITAÚ UNIBANCO HOLDING used methodologies are that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default).

To determine the amount of the allowance for individually insignificant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the

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methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio inside and outside Brazil;

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information);

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others;

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

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Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

e)	Investments in associates and joint ventures

I – Associates

In conformity with IAS 28 - Investments in Associates and Joint Ventures, associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

ITAÚ UNIBANCO HOLDING reviews the nature of its joint business to assess whether it has joint operations and joint ventures. Joint ventures are recognized by the equity method in conformity with the requirements of IFRS 11 – Joint Arrangements.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

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Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

f)	Lease commitments (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets, and those substantially holding the risks and benefits incidental to the ownership are classified as finance leases.

Each lease installment paid is allocated part to liabilities and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. Corresponding obligations, net of future financial charges, are included in Other financial liabilities. Interest expenses are recognized in the Consolidated Statement of Income over the lease term, to produce a constant periodic interest rate on the remaining liabilities balance for each period.

Expenses related to operating leases are recognized in the Consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

g)	Fixed assets

According to IAS 16 – Property, Plant and Equipment, fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the Consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses.

h)	Goodwill

In accordance with IFRS 3 – Business combinations, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment semi-annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36 – Impairment of assets, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

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IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed.

Goodwill arising from the acquisition of subsidiaries is presented in the Consolidated Balance Sheet under the line Goodwill.

Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in associates and joint ventures, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

i)	Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the Consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition.

The breakdown of intangible assets is described in Note 16.

j)	Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

k)	Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and social contribution – current and tax liabilities – income tax and Social contribution – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carry forwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution – Deferred, respectively.

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Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in Other comprehensive income and subsequently recognized in Income together with the recognition of the gain / loss originally deferred.

Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	20.00%

 (*) On october 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until december 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%.

l)	Insurance contracts and private pension

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”).

Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk.

These agreements may be reclassified as insurance contracts after their initial classification should the insurance risk become significant.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

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Insurance premiums

Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the Consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the Consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. ITAÚ UNIBANCO HOLDING conducts the liability adequacy test under IFRS by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.

Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

m)	Capitalization plans

For regulatory purposes in Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

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Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

n)	Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred.

Additionally, ITAÚ UNIBANCO HOLDING also sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 – “Employee benefits”.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. The present value of defined benefit obligations is determined by discounting the estimated amount of future cash flows of benefit payments based on Brazilian government securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. They are recognized in the Consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period.

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arising from the non-adoption of the assumptions established in the latest evaluation, as compared to those effectively carried out or changes in such assumptions, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in Other comprehensive income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is contractual committed to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred.

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o)	Share-based payment

Share-based payment is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

p)	Financial guarantees

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the Consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the Consolidated statement of income under Banking service fees.

After issuance, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization, a provision will be recognized for such amount.

q)	Provisions, contingent assets and contingent liabilities

Provisions, contingent assets and contingent liabilities are assessed, recognized and disclosed in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events.

Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on Management’s best estimates, and are classified as:

•	Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions.
•	Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded.
•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

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The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

r)	Capital

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

s)	Treasury shares

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

t)	Dividends and interest on capital

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by stockholders at a Stockholders´ Meeting.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these Consolidated financial statements prepared under IFRS.

Dividends and interest on capital are presented in Note 21.

u)	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING.

Earnings per share are presented in Note 28.

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v)	Revenue from services

Services related to current accounts are offered to clients either in formal packages or individually, and their income is recognized when these services are provided.

Revenue from certain services, such as fees from funds management, performance, collection for retail clients and custody, is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

w)	Segment information

Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation.

Segment information is presented in Note 34.

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Note 3 – Business development

Gestora de Inteligência de Crédito

On January 21, 2016, o ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

Gestora de Inteligência de Crédito, located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the Equity Method.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (Itaú BMG Consignado), corresponding to BMG’s total interest in Itaú BMG Consignado, for the amount of R$ 1,460, and now holds 100% of Itaú BMG Consignado.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was completed on December 28, 2016.

Currently, Itaú Consignado S.A (current corporate name of Itaú BMG Consignado) is controlled by ITAÚ UNIBANCO HOLDING and, therefore, this acquisition did not have accounting effects on its results on initial recognition.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170.

ConectCar, located in Barueri, São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of

ConectCar’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method (Note 2.4e II).

The acquisition had no initial accounting effects on the results of ITAÚ UNIBANCO HOLDING.

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. to acquire 89.08% of interest in the capital stock of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to the total interest of the parties in Recovery, for R$ 735.

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In the same transaction, ITAÚ UNIBANCO HOLDING agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is a market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The difference between the amount paid and the net assets at fair value has given rise to the recognition of goodwill from expected future profitability.

Purchase price	735
(-) Fair value of assets and liabilities identified	(74)
(-) Intangible assets to be amortized	(20)
(=) Goodwill	641

On July 7, 2016, ITAÚ UNIBANCO HOLDNG, through its subsidiary Itaú Unibanco S.A., acquired, from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59, and now holds 96% of Recovery’s capital.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING’s internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1st, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’s capital in the amount of R$ 2,309 concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for Corp Group.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

The Itaú CorpBanca was controlled from the April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	42

forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING due to its interest in Itaú CorpBanca was R$ 10,517, based on the quotation of CorpBanca’s shares on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,928. Additionally, a goodwill of R$ 692 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date:

CORPBANCA

Assets	04/01/2016
Cash and deposits on demand	5,869
Interbank deposits	3,712
Securities purchased under agreements to resell	186
Financial assets held for trading	5,684
Derivatives	6,628
Available-for-sale financial assets	7,164
Held-to-maturity financial assets	236
Loan operations and lease operations portfolio, net	75,222
Other financial assets	3,018
Goodwill	888
Fixed assets, net	494
Intangible assets, net	2,603
Tax assets	1,413
Assets held for sale	2
Other assets	1,257
Total assets	114,376

Liabilities and stockholders' equity	04/01/2016
Deposits	68,387
Securities sold under repurchase agreements	4,052
Derivatives	5,749
Interbank market debt	6,429
Institucional market debt	17,025
Other financial liabilities	1,583
Provisions	140
Tax liabilities	1,341
Other liabilities	2,619
Total liabilities	107,325
Plan net assets	7,051
Non-controlling interests	1,515
Net assets assumed	5,536
Adjustment to fair value of net assets assumed	(1,946)
Net assets assumed at fair value	3,590

In the year after the acquisition, adjustments are made to the amounts presented to reflect any new information obtained on existing facts upon the operation closing, in conformity with IFRS 3 – Business Combinations.

Contingent liabilities have not been recorded due to the acquisition.

Additionally, on October 26, 2016, ITAÚ UNIBANCO HOLDING, through its controlled subsidiary, ITB Holding Brasil Participações Ltda., indirectly acquired 10,908,002,836 shares of Itaú CorpBanca, for the equivalent of R$ 288.1.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	43

The right to acquire such shares was set forth in the April 1st, 2016 shareholders’ agreement between ITAÚ UNIBANCO HOLDING and Corp Group and certain of its affiliates. As a consequence, ITAÚ UNIBANCO HOLDING’s ownership in Itaú CorpBanca increased from approximately 33.58% to 35.71%, without altering its current governance.

This transaction was effected upon the acquisition of 100% of the capital stock of CGB II SpA, the then holder of the shares. All the required regulatory approvals were obtained in October 2016.

The acquisitions had no initial accounting effects on the results of ITAÚ UNIBANCO HOLDING.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede) entered into a share and purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A.(MaxiPago), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	15
(-) Fair value of identified assets and liabilities	(4)
(=) Goodwill	11

In the second semester of 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary Rede, increased the capital of MaxiPago by 21.98% and acquired additional interest ownership of 3.02%, for R$ 2, and now holds 100% of MaxiPago’s capital stock.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	44

Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	06/30/2017	12/31/2016
Cash and deposits on demand	22,700	18,542
Interbank deposits	20,208	13,358
Securities purchased under agreements to resell	41,223	64,219
Total	84,131	96,119

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 8,507 (R$ 9,334 at 12/31/2016) and R$ 220,220 (R$ 200,832 at 12/31/2016), respectively.

Note 5 - Central Bank compulsory deposits

	06/30/2017	12/31/2016
Non-interest bearing deposits	4,243	3,002
Interest-bearing deposits	84,364	82,698
Total	88,607	85,700

Note 6 - Interbank deposits and securities purchased under agreements to resell

	06/30/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
Interbank deposits	27,267	1,448	28,715	21,503	1,189	22,692
Securities purchased under agreements to resell (*)	261,340	103	261,443	264,740	311	265,051
Total	288,607	1,551	290,158	286,243	1,500	287,743

(*) The amounts of R$ 3,575 (R$ 4,329 at 12/31/2016) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 212,355 (R$ 178,070 at 12/31/2016) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4d.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	45

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	06/30/2017			12/31/2016
		Accumulated gain /			Accumulated gain /
		(loss) reflected in			(loss) reflected in
	Cost	income	Fair value	Cost	income	Fair value
Investment funds	2,215	6	2,221	1,170	3	1,173
Brazilian government securities (1a)	182,989	288	183,277	159,602	422	160,024
Brazilian external debt bonds (1b)	5,273	91	5,364	5,275	50	5,325
Government securities – abroad (1c)	3,307	178	3,485	3,714	21	3,735
Argentina	1,429	87	1,516	634	17	651
Chile	185	1	186	126	1	127
Colombia	1,441	89	1,530	2,666	3	2,669
United States	80	-	80	78	-	78
Mexico	9	-	9	6	-	6
Paraguay	-	-	-	88	-	88
Uruguay	87	1	88	32	-	32
Other	76	-	76	84	-	84
Corporate securities (1d)	29,031	(167)	28,864	34,425	(34)	34,391
Shares	2,727	(236)	2,491	2,598	(107)	2,491
Bank deposit certificates	2,018	1	2,019	1,824	-	1,824
Securitized real estate loans	35	(1)	34	-	-	-
Debentures	2,220	54	2,274	3,129	61	3,190
Eurobonds and other	750	8	758	654	8	662
Financial credit bills	21,170	-	21,170	25,893	-	25,893
Other	85	7	92	327	4	331
Total (2)	222,815	396	223,211	204,186	462	204,648

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 2,982 (R$ 7,696 at 12/31/2016), b) R$ 4,012 (R$ 4,045 at 12/31/2016), c) R$ 29 (R$ 1,183 at 12/31/2016) and d) R$ 99 (R$ 26 at 12/31/2016), totaling R$ 7,122 (R$ 12,950 at 12/31/2016).

(2) In the period, there was no reclassification of held for trading financial assets to other categories of financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	46

The cost and fair value of financial assets held for trading by maturity are as follows:

	06/30/2017		12/31/2016
	Cost	Fair value	Cost	Fair value
Current	36,945	36,810	34,302	34,206
Non-stated maturity	3,432	3,205	3,356	3,206
Up to one year	33,513	33,605	30,946	31,000
Non-current	185,870	186,401	169,884	170,442
From one to five years	120,838	121,171	117,748	118,050
From five to ten years	56,767	56,976	42,135	42,284
After ten years	8,265	8,254	10,001	10,108
Total	222,815	223,211	204,186	204,648

Financial assets held for trading include assets with a fair value of R$ 141,471 (R$ 142,081 at 12/31/2016) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	06/30/2017
	Cost	Accumulated gain / (loss) reflected in income	Fair value
Brazilian external debt bonds	1,396	14	1,410
Total	1,396	14	1,410

	12/31/2016
	Cost	Accumulated gain/(loss) reflected in income	Fair value
Brazilian external debt bonds	1,183	8	1,191
Total	1,183	8	1,191

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	06/30/2017		12/31/2016
	Cost	Fair value	Cost	Fair value
Current	1,396	1,410	1,183	1,191
Up to one year	1,396	1,410	1,183	1,191

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	47

Note 8 – Derivatives

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,126 (R$ 12,246 at 12/31/2016) and was basically comprised of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	48

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	06/30/2017	06/30/2017	06/30/2017	06/30/2017
Futures contracts	548,052	(31)	163	132
Purchase commitments	207,924	121	174	295
Commodities	104	-	-	-
Indices	57,131	11	(5)	6
Interbank market	106,632	102	-	102
Foreign currency	32,937	6	179	185
Securities	11,120	2	-	2
Commitments to sell	340,128	(152)	(11)	(163)
Commodities	213	-	-	-
Indices	82,453	(16)	10	(6)
Interbank market	192,875	(138)	2	(136)
Foreign currency	52,754	2	(24)	(22)
Fixed rate	816	-	1	1
Securities	10,980	-	-	-
Other	37	-	-	-
Swap contracts		(4,326)	868	(3,458)
Asset position	509,456	5,775	3,140	8,915
Indices	201,059	99	562	661
Interbank market	39,124	918	(54)	864
Foreign currency	14,313	1,024	149	1,173
Floating rate	40,742	(12)	679	667
Fixed rate	214,195	3,746	1,804	5,550
Securities	4	-	-	-
Other	19	-	-	-
Liability position	513,782	(10,101)	(2,272)	(12,373)
Commodities	1	-	-	-
Indices	177,377	(1,732)	(1,695)	(3,427)
Interbank market	28,711	(344)	(24)	(368)
Foreign currency	20,426	(775)	(13)	(788)
Floating rate	39,395	(120)	(547)	(667)
Fixed rate	247,839	(7,129)	7	(7,122)
Securities	6	-	-	-
Other	27	(1)	-	(1)
Option contracts	751,090	279	508	787
Purchase commitments – long position	167,248	1,340	(362)	978
Commodities	517	14	3	17
Indices	98,473	89	(41)	48
Interbank market	11,129	28	32	60
Foreign currency	50,908	1,005	(607)	398
Fixed rate	16	-	-	-
Securities	6,136	196	238	434
Other	69	8	13	21
Commitments to sell – long position	208,435	1,563	610	2,173
Commodities	293	5	3	8
Indices	155,591	144	56	200
Interbank market	13,159	16	29	45
Foreign currency	32,179	1,162	449	1,611
Fixed rate	148	7	(4)	3
Securities	7,056	229	77	306
Other	9	-	-	-
Purchase commitments – short position	154,669	(1,324)	429	(895)
Commodities	364	(5)	(5)	(10)
Indices	87,770	(76)	35	(41)
Interbank market	10,659	(27)	10	(17)
Foreign currency	50,741	(1,151)	625	(526)
Fixed rate	96	-	-	-
Securities	4,970	(57)	(223)	(280)
Other	69	(8)	(13)	(21)
Commitments to sell – short position	220,738	(1,300)	(169)	(1,469)
Commodities	310	(17)	(3)	(20)
Indices	176,223	(165)	(34)	(199)
Interbank market	9,037	(18)	(18)	(36)
Foreign currency	29,877	(918)	(17)	(935)
Fixed rate	36	(1)	-	(1)
Securities	5,246	(181)	(97)	(278)
Other	9	-	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	49

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	06/30/2017	06/30/2017	06/30/2017	06/30/2017
Forward operations (onshore)	8,045	587	-	587
Purchases receivable	1,024	1,324	(1)	1,323
Floating rate	572	572	-	572
Fixed rate	347	647	-	647
Securities	100	100	(1)	99
Other	5	5	-	5
Purchases payable	-	(927)	-	(927)
Floating rate	-	(573)	-	(573)
Fixed rate	-	(349)	-	(349)
Other	-	(5)	-	(5)
Sales receivable	4,554	2,984	2	2,986
Interbank market	1,586	2	-	2
Floating rate	798	797	-	797
Fixed rate	1,269	1,296	-	1,296
Securities	901	884	2	886
Other	-	5	-	5
Sales deliverable	2,467	(2,794)	(1)	(2,795)
Interbank market	2,462	-	-	-
Floating rate	-	(797)	-	(797)
Fixed rate	-	(1,992)	(1)	(1,993)
Other	5	(5)	-	(5)
Credit derivatives	13,048	(6)	76	70
Asset position	7,801	222	32	254
Foreign currency	6,024	222	(20)	202
Fixed rate	149	(1)	3	2
Securities	1,302	1	42	43
Other	326	-	7	7
Liability position	5,247	(228)	44	(184)
Foreign currency	4,642	(228)	61	(167)
Securities	442	-	(11)	(11)
Other	163	-	(6)	(6)
Forwards operations (offshore)	259,293	(204)	159	(45)
Asset position	126,982	2,166	233	2,399
Commodities	127	17	(1)	16
Indices	285	5	-	5
Foreign currency	126,569	2,144	234	2,378
Securities	1	-	-	-
Liability position	132,311	(2,370)	(74)	(2,444)
Commodities	184	(35)	1	(34)
Indices	582	(15)	-	(15)
Foreign currency	131,509	(2,319)	(75)	(2,394)
Securities	36	(1)	-	(1)
Check of swap	1,215	(274)	22	(252)
Asset position - Foreign currency	755	16	13	29
Liability position - Interbank market	460	(290)	9	(281)
Other derivative financial instruments	4,122	79	(15)	64
Asset position	2,307	92	24	116
Foreign currency	100	4	1	5
Fixed rate	1,573	86	8	94
Securities	480	2	9	11
Other	154	-	6	6
Liability position	1,815	(13)	(39)	(52)
Foreign currency	49	(10)	9	(1)
Fixed rate	83	(1)	(2)	(3)
Securities	1,347	(2)	(40)	(42)
Other	336	-	(6)	(6)
	Asset	15,451	3,854	19,305
	Liability	(19,347)	(2,073)	(21,420)
	Total	(3,896)	1,781	(2,115)

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2017
Futures contracts	134,996	149,679	112,654	150,723	548,052
Swaps contracts - difference payable	18,808	69,211	73,187	342,475	503,681
Options	286,067	266,996	176,361	21,666	751,090
Forwards (onshore)	6,523	758	764	-	8,045
Credit derivatives	165	899	507	11,477	13,048
Forwards (offshore)	61,533	120,466	61,364	15,930	259,293
Check of swap	-	922	293	-	1,215
Other derivative financial instruments	-	368	512	3,242	4,122

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	50

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2016	12/31/2016	12/31/2016	12/31/2016
Futures contracts	666,927	61	66	127
Purchase commitments	200,752	(237)	86	(151)
Commodities	147	-	-	-
Indices	47,295	(213)	3	(210)
Interbank market	109,649	1	-	1
Foreign currency	31,141	(25)	83	58
Securities	12,520	-	-	-
Commitments to sell	466,175	298	(20)	278
Commodities	284	-	-	-
Indices	169,930	306	(1)	305
Interbank market	213,991	(11)	1	(10)
Foreign currency	70,719	3	(22)	(19)
Fixed rate	941	-	2	2
Securities	10,275	-	-	-
Other	35	-	-	-
Swap contracts		(4,446)	1,767	(2,679)
Asset position	471,221	6,602	3,940	10,542
Commodities	5	-	-	-
Indices	196,505	794	456	1,250
Interbank market	47,210	1,897	7	1,904
Foreign currency	13,582	1,136	(1)	1,135
Floating rate	38,262	(21)	1,471	1,450
Fixed rate	175,609	2,795	2,007	4,802
Securities	12	-	-	-
Other	36	1	-	1
Liability position	475,667	(11,048)	(2,173)	(13,221)
Commodities	131	-	-	-
Indices	147,560	(2,729)	(2,115)	(4,844)
Interbank market	36,554	(328)	(68)	(396)
Foreign currency	21,156	(915)	17	(898)
Floating rate	36,438	(140)	(1,204)	(1,344)
Fixed rate	233,780	(6,926)	1,195	(5,731)
Securities	20	(10)	2	(8)
Other	28	-	-	-
Option contracts	583,527	(2,108)	2,348	240
Purchase commitments – long position	163,069	1,490	(625)	865
Commodities	404	16	1	17
Indices	99,978	111	(8)	103
Interbank market	1,247	1	20	21
Foreign currency	45,106	1,205	(835)	370
Fixed rate	11	-	-	-
Securities	16,254	150	187	337
Other	69	7	10	17
Commitments to sell – long position	142,234	1,713	2,214	3,927
Commodities	162	4	5	9
Indices	92,088	106	(9)	97
Interbank market	7,533	6	(2)	4
Foreign currency	33,078	1,348	2,101	3,449
Fixed rate	145	6	(3)	3
Securities	9,211	243	122	365
Other	17	-	-	-
Purchase commitments – short position	129,392	(2,674)	1,721	(953)
Commodities	239	(3)	(8)	(11)
Indices	83,283	(161)	29	(132)
Interbank market	95	-	-	-
Foreign currency	39,900	(2,447)	1,875	(572)
Fixed rate	94	(1)	-	(1)
Securities	5,599	(54)	(166)	(220)
Other	182	(8)	(9)	(17)
Commitments to sell – short position	148,832	(2,637)	(962)	(3,599)
Commodities	268	(17)	(3)	(20)
Indices	104,268	(137)	51	(86)
Interbank market	3,438	(10)	2	(8)
Foreign currency	34,132	(2,258)	(884)	(3,142)
Fixed rate	28	(1)	-	(1)
Securities	6,681	(214)	(128)	(342)
Other	17	-	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	51

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2016	12/31/2016	12/31/2016	12/31/2016
Forwards operations (onshore)	13,429	1,446	(5)	1,441
Purchases receivable	1,186	1,240	(5)	1,235
Floating rate	546	545	1	546
Fixed rate	395	450	-	450
Securities	245	245	(6)	239
Purchases payable	-	(971)	-	(971)
Floating rate	-	(545)	-	(545)
Fixed rate	-	(421)	-	(421)
Securities	-	(5)	-	(5)
Sales receivable	8,139	3,734	2	3,736
Interbank market	4,396	8	-	8
Floating rate	300	300	-	300
Fixed rate	2,250	2,257	-	2,257
Securities	1,193	1,169	2	1,171
Sales deliverable	4,104	(2,557)	(2)	(2,559)
Interbank market	4,104	-	(2)	(2)
Floating rate	-	(300)	-	(300)
Fixed rate	-	(2,257)	-	(2,257)
Credit derivatives	12,100	-	34	34
Asset position	5,306	190	(9)	181
Foreign currency	3,876	188	(56)	132
Fixed rate	114	-	2	2
Securities	1,161	2	41	43
Other	155	-	4	4
Liability position	6,794	(190)	43	(147)
Foreign currency	5,487	(189)	70	(119)
Fixed rate	33	(1)	-	(1)
Securities	974	-	(21)	(21)
Other	300	-	(6)	(6)
Forwards operations (offshore)	250,775	472	162	634
Asset position	134,049	3,283	176	3,459
Commodities	206	18	1	19
Indices	148	9	-	9
Foreign currency	133,693	3,256	175	3,431
Securities	2	-	-	-
Liability position	116,726	(2,811)	(14)	(2,825)
Commodities	244	(27)	2	(25)
Indices	27	-	-	-
Foreign currency	116,437	(2,784)	(16)	(2,800)
Securities	18	-	-	-
Check of swap	1,493	(326)	61	(265)
Asset position - Foreign currency	923	18	70	88
Liability position - Interbank market	570	(344)	(9)	(353)
Other derivative financial instruments	4,217	45	(44)	1
Asset position	2,569	48	23	71
Foreign currency	148	(3)	8	5
Fixed rate	1,174	48	(5)	43
Securities	940	3	14	17
Other	307	-	6	6
Liability position	1,648	(3)	(67)	(70)
Commodities	2	-	-	-
Foreign currency	84	-	(32)	(32)
Fixed rate	81	(1)	(1)	(2)
Securities	1,317	(2)	(30)	(32)
Other	164	-	(4)	(4)
	Asset	18,379	5,852	24,231
	Liability	(23,235)	(1,463)	(24,698)
	Total	(4,856)	4,389	(467)

Derivative contracts mature as follows (in days):
Off-balance sheet - notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2016
Futures contracts	184,309	221,487	50,749	210,382	666,927
Swaps contracts - difference payable	17,588	67,405	50,000	329,626	464,619
Options	191,242	191,998	175,220	25,067	583,527
Forwards (onshore)	9,197	4,230	2	-	13,429
Credit derivatives	-	1,233	1,098	9,769	12,100
Forwards (offshore)	63,764	124,695	42,700	19,616	250,775
Check of swap	-	180	913	400	1,493
Other derivative financial instruments	32	579	418	3,188	4,217

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	52

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	06/30/2017
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Futures contracts - B3	132	0.7	184	(13)	3	(1)	5	(46)
Swaps – difference receivable	8,915	46.2	74	207	355	875	1,387	6,017
B3	986	5.1	27	8	12	122	159	658
Companies	3,628	18.8	29	138	224	357	433	2,447
Financial institutions	3,891	20.2	17	60	111	393	581	2,729
Individuals	410	2.1	1	1	8	3	214	183
Option premiums	3,151	16.3	1,357	284	352	574	408	176
B3	1,781	9.2	1,252	136	96	218	36	43
Companies	463	2.4	23	53	46	139	144	58
Financial institutions	905	4.7	82	94	210	216	228	75
Individuals	2	0.0	-	1	-	1	-	-
Forwards (onshore)	4,309	22.3	3,842	159	203	105	-	-
B3	987	5.1	535	151	196	105	-	-
Companies	2,158	11.2	2,143	8	7	-	-	-
Financial institutions	1,164	6.0	1,164	-	-	-	-	-
Credit derivatives - financial Institutions	254	1.3	1	-	1	3	15	234
Forwards (offshore)	2,399	12.4	326	388	589	594	309	193
B3	192	1.0	44	45	53	50	-	-
Companies	891	4.6	127	173	197	215	109	70
Financial institutions	1,316	6.8	155	170	339	329	200	123
Check of swap - Companies	29	0.2	-	29	-	-	-	-
Other	116	0.6	-	-	3	2	8	103
Companies	23	0.1	-	-	3	2	3	15
Financial institutions	93	0.5	-	-	-	-	5	88
Total (*)	19,305	100.0	5,784	1,054	1,506	2,152	2,132	6,677
% per maturity term			30.0	5.5	7.8	11.1	11.0	34.6

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 10,496 refers to current and R$ 8,809 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	53

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2016
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	days	days	days	days	days
Assets
Futures	127	0.5	85	51	13	(18)	(6)	2
B3	128	0.5	85	52	13	(18)	(6)	2
Financial institutions	(1)	0.0	-	(1)	-	-	-	-
Swaps – difference receivable	10,542	43.5	828	723	585	659	1,497	6,250
B3	1,417	5.8	178	156	218	58	206	601
Companies	4,585	18.9	322	354	227	390	764	2,528
Financial institutions	4,256	17.6	319	197	122	196	447	2,975
Individuals	284	1.2	9	16	18	15	80	146
Option premiums	4,792	19.7	354	582	759	1,540	1,397	160
B3	1,679	6.9	144	209	182	1,075	41	28
Companies	507	2.1	23	19	88	134	188	55
Financial institutions	2,603	10.7	187	354	488	329	1,168	77
Individuals	3	0.0	-	-	1	2	-	-
Forwards (onshore)	4,971	20.6	3,947	735	287	2	-	-
B3	1,418	5.9	427	703	286	2	-	-
Companies	2,783	11.5	2,750	32	1	-	-	-
Financial institutions	770	3.2	770	-	-	-	-	-
Credit derivatives - financial institutions	181	0.7	-	-	3	5	13	160
Forwards (offshore)	3,459	14.3	601	1,252	444	579	245	338
B3	305	1.3	82	123	56	44	-	-
Companies	1,243	5.1	185	344	216	231	200	67
Financial institutions	1,908	7.9	333	783	172	304	45	271
Individuals	3	0.0	1	2	-	-	-	-
Check of swap - Companies	88	0.4	-	-	35	53	-	-
Other	71	0.3	-	-	1	6	13	51
Companies	29	0.1	-	-	-	5	8	16
Financial institutions	42	0.2	-	-	1	1	5	35
Total (*)	24,231	100.0	5,815	3,343	2,127	2,826	3,159	6,961
% per maturity term			24.0	13.8	8.8	11.7	13.0	28.7

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 14,111 refers to current and R$ 10,120 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	54

	06/30/2017
				31 - 90	91 - 180	181 - 365	366 - 720	Over 720
	Fair value	%	0 - 30 days	days	days	days	days	days
Liabilities
Swaps – Difference payable	(12,373)	57.7	(83)	(179)	(467)	(774)	(3,535)	(7,335)
B3	(1,291)	6.0	(22)	(8)	(51)	(47)	(235)	(928)
Companies	(2,146)	10.0	(26)	(59)	(213)	(311)	(410)	(1,127)
Financial institutions	(4,459)	20.8	(29)	(76)	(165)	(382)	(771)	(3,036)
Individuals	(4,477)	20.9	(6)	(36)	(38)	(34)	(2,119)	(2,244)
Option premiums	(2,364)	11.1	(700)	(267)	(382)	(478)	(408)	(129)
B3	(913)	4.3	(555)	(53)	(102)	(142)	(61)	-
Companies	(578)	2.7	(20)	(68)	(103)	(153)	(168)	(66)
Financial institutions	(853)	4.0	(125)	(141)	(173)	(180)	(173)	(61)
Individuals	(20)	0.1	-	(5)	(4)	(3)	(6)	(2)
Forwards (onshore)	(3,722)	17.4	(3,722)	-	-	-	-	-
Companies	(2,558)	12.0	(2,558)	-	-	-	-	-
Financial institutions	(1,164)	5.4	(1,164)	-	-	-	-	-
Credit derivatives - Financial institutions	(184)	0.9	-	-	(1)	(1)	(3)	(179)
Forwards (offshore)	(2,444)	11.4	(387)	(397)	(501)	(360)	(237)	(562)
B3	(166)	0.8	(35)	(51)	(43)	(37)	-	-
Companies	(585)	2.7	(147)	(133)	(179)	(77)	(25)	(24)
Financial institutions	(1,692)	7.9	(205)	(212)	(279)	(246)	(212)	(538)
Individuals	(1)	0.0	-	(1)	-	-	-	-
Check of swap - Companies	(281)	1.3	-	(220)	-	(61)	-	-
Other - Companies	(52)	0.2	-	-	-	(7)	(9)	(36)
Total (*)	(21,420)	100.0	(4,892)	(1,063)	(1,351)	(1,681)	(4,192)	(8,241)
% per maturity term			22.8	5.0	6.3	7.8	19.6	38.5

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (8,987) refers to current and R$ (12,433) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	55

	12/31/2016
				31 - 90	91 - 180	181 - 365	366 - 720	Over 720
	Fair value	%	0 - 30 days	days	days	days	days	days
Liabilities
Swaps – difference payable	(13,221)	53.4	(461)	(228)	(742)	(732)	(2,352)	(8,706)
B3	(1,614)	6.5	(304)	(75)	(124)	(97)	(125)	(889)
Companies	(2,531)	10.2	(67)	(32)	(90)	(248)	(573)	(1,521)
Financial institutions	(4,106)	16.6	(79)	(103)	(128)	(311)	(554)	(2,931)
Individuals	(4,970)	20.1	(11)	(18)	(400)	(76)	(1,100)	(3,365)
Option premiums	(4,552)	18.5	(837)	(659)	(516)	(713)	(1,116)	(711)
B3	(1,437)	5.8	(524)	(216)	(201)	(455)	(30)	(11)
Companies	(631)	2.6	(48)	(28)	(103)	(170)	(200)	(82)
Financial institutions	(2,463)	10.0	(265)	(414)	(208)	(81)	(882)	(613)
Individuals	(21)	0.1	-	(1)	(4)	(7)	(4)	(5)
Forwards (onshore)	(3,530)	14.3	(3,530)	-	-	-	-	-
B3	(6)	0.0	(6)	-	-	-	-	-
Companies	(2,754)	11.2	(2,754)	-	-	-	-	-
Financial institutions	(770)	3.1	(770)	-	-	-	-	-
Credit derivatives - Financial institutions	(147)	0.6	-	-	-	(2)	(10)	(135)
Forwards (offshore)	(2,825)	11.5	(466)	(881)	(527)	(299)	(99)	(553)
B3	(259)	1.0	(102)	(76)	(41)	(40)	-	-
Companies	(648)	2.6	(166)	(158)	(124)	(129)	(37)	(34)
Financial institutions	(1,916)	7.9	(198)	(647)	(360)	(130)	(62)	(519)
Individuals	(2)	0.0	-	-	(2)	-	-	-
Check of swap - Companies	(353)	1.4	-	-	-	(214)	(139)	-
Other - Companies	(70)	0.3	-	(1)	(1)	(1)	(10)	(57)
Total (*)	(24,698)	100.0	(5,294)	(1,769)	(1,786)	(1,961)	(3,726)	(10,162)
% per maturity term			21.4	7.2	7.2	7.9	15.1	41.2

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (10,810) refers to current and R$ (13,888) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	56

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	06/30/2017
	Maximum potential
	of future payments,		From 1 to 3	From 3 to 5
	gross	Before 1 year	years	years	Over 5 years
By instrument
CDS	7,838	1,165	3,363	3,092	218
Total by instrument	7,838	1,165	3,363	3,092	218
By risk rating
Investment grade	1,920	425	874	621	-
Below investment grade	5,918	740	2,489	2,471	218
Total by risk	7,838	1,165	3,363	3,092	218
By reference entity
Brazilian government	4,782	451	1,995	2,118	218
Government – abroad	527	110	357	60	-
Private entities	2,529	604	1,011	914	-
Total by entity	7,838	1,165	3,363	3,092	218

	12/31/2016
	Maximum potential
	of future payments,		From 1 to 3	From 3 to 5
	gross	Before 1 year	years	years	Over 5 years
By instrument
CDS	8,094	1,989	3,487	2,585	33
Total by instrument	8,094	1,989	3,487	2,585	33
By risk rating
Investment grade	1,854	564	974	283	33
Below investment grade	6,240	1,425	2,513	2,302	-
Total by risk	8,094	1,989	3,487	2,585	33
By reference entity
Brazilian government	5,163	1,291	1,806	2,066	-
Government – abroad	529	81	413	35	-
Private entities	2,402	617	1,268	484	33
Total by entity	8,094	1,989	3,487	2,585	33

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	57

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	06/30/2017
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(7,838)	5,210	(2,628)
Total	(7,838)	5,210	(2,628)

		12/31/2016
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(8,094)	4,006	(4,088)
Total	(8,094)	4,006	(4,088)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	58

b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

06/30/2017
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amounts not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	261,443	-	261,443	(535)	-	260,908
Derivatives	19,305	-	19,305	(3,068)	-	16,237

12/31/2016
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amounts not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	265,051	-	265,051	(334)	-	264,717
Derivatives	24,231	-	24,231	(4,039)	(540)	19,652

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

06/30/2017
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amounts not offset in the statement of financial position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	321,922	-	321,922	(16,233)	-	305,689
Derivatives	21,420	-	21,420	(3,068)	(329)	18,023

12/31/2016
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amounts not offset in the statement of financial position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	349,164	-	349,164	(17,829)	-	331,335
Derivatives	24,698	-	24,698	(4,039)	-	20,659

(1)	Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
(2)	Limited to amounts subject to enforceable master offset agreements and other such agreements.
(3)	Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	59

Note 9 – Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations.

a)	Cash flow hedge

To hedge the variation of future cash flows of interest payment and receipts and exposure to futures interest rate, ITAÚ UNIBANCO HOLDING uses futures contracts traded at B3 and Chicago Stock Exchange, related to certain fixed assets and liabilities, denominated in Brazilian Reais and US Dollars, futures Euro-Dollar and interest rate swaps, related to redeemable preferred shares, denominated in US Dollars, issued by one of our subsidiaries, DDI Futures contracts, traded on B3, related to highly probable forecast transactions denominated in US Dollars and NDF (Non Deliverable Forward) and currency swap, contracts traded in the over-the-counter market, related to highly probable forecast transactions not accounted for.

Under a DI Futures contract, a net payment (receipt) is made for the difference between an amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under an interest rate swap, currency and futures Euro-Dollar, a net payment (receipt) is made for the difference between an amount computed multiplied by the LIBOR rate and an amount computed and multiplied by a fixed rate. In DDI Future contracts, NDF and Forwards, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and the contracted currency.

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.
•	Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*.
•	Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange.
•	Hedge of loan operations: variations in cash flows of interest receipts resulting from changes in the TPM* rate.
•	Hedge of asset-backed securities under repurchase agreements: changes in cash flows from interest received on changes in Selic (benchmark interest rate).

*UF – Chilean unit of account / TPM – Monetary policy rate

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

All hedge relationships were designated between 2008 and 2017. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily.
•	Hedge of redeemable preferred shares: interest paid/received every half year.
•	Hedge of highly probable forecast transactions: foreign exchange amount paid / received on future dates.
•	Hedge of Syndicated Loan: interest paid / received daily.
•	Hedge of asset transactions: interest paid / received monthly.

•	Hedge of assets denominated in UF*: interest received monthly.
•	Hedge of funding: interest paid monthly.
•	Hedge of loan operations: interest received monthly.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	60

Following we present gains (or losses) of the effective and ineffective of the strategies of cash flow hedge.

	06/30/2017		12/31/2016
	Accumulated		Accumulated
Hedge instruments	effective portion	Ineffective portion	effective portion	Ineffective portion
Interest rate futures	(2,475)	61	(2,051)	10
Interest rate swap	7	2	(27)	(2)
Total	(2,468)	63	(2,078)	8

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING negotiated DDI Futures contracts on B3 and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2015, part of the flow of these agreements was realized, and , accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

At 06/30/2017, the gain (loss) on cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ (850) (R$ 338 at 06/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	61

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and Brazilian Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US Dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and 2012 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Following we present gains (or losses) of the effective and ineffective of the strategies of Hedge of net investment in foreign operations.

	06/30/2017		12/31/2016
	Accumulated		Accumulated
Hedge instrument	effective portion	Ineffective portion	effective portion	Ineffective portion
DDI futures	(7,681)	(22)	(7,490)	(51)
Forward	658	(41)	683	(48)
NDF	2,138	(15)	2,312	(35)
Financial assets	43	2	43	2
Total	(4,842)	(76)	(4,452)	(132)

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

DDI Futures is a futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	62

c) Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities.

To hedge the market risk variation in the receipt and payment of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to prefixed assets and liabilities expressed in UF (Chilean Unit of Accounts - CLF), and Euros and US Dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved.

•	To hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

•	The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

Hedge relationships were designated between 2012 and 2017, and maturities of related swaps will occur between 2017 and 2030. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Following we present gains (or losses) of the effective and ineffective portions of the strategies of fair value hedge.

	06/30/2017		12/31/2016
	Accumulated		Accumulated
Hedge instrument used	effective portion	Ineffective portion	effective portion	Ineffective portion
Interest rate swap	(102)	15	(90)	(6)
Total	(102)	15	(90)	(6)

The effective and ineffective portion are recognized in the statement of income under net gain (loss) on investment securities and derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	63

The tables below present, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the carrying amount of the hedged item:

	06/30/2017			12/31/2016
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
		Fair value		Notional	Fair value
Strategies	Notional amount	adjustments	Carrying value	amount	adjustments	Carrying value
Hedge of deposits and repurchase agreements	61,776	(85)	61,776	83,068	(8)	83,580
Hedge of syndicated loan (Cash flow)	2,647	(9)	2,647	6,844	(46)	6,844
Hedge of highly probable forecast transactions	261	1	261	-	-	-
Hedge of net investment in foreign operations (*)	21,624	(12)	12,397	21,449	221	12,330
Hedge of loan operations (Market risk)	3,291	(95)	3,291	2,692	(91)	2,692
Hedge of loan operations (Cash flow)	1,037	20	1,037	1,121	15	1,121
Hedge of funding (Market risk)	11,082	(37)	11,082	8,659	9	8,659
Hedge of funding (Cash flow)	4,883	(24)	4,883	4,273	(22)	4,273
Hedge of syndicated loan (Market risk)	795	(2)	795	-	-	-
Hedge of assets transactions	22,776	13	22,159	24,168	312	26,495
Hedge of Asset-backed securities under repurchase agreements	16,248	23	16,035	2,546	24	2,524
Hedge of assets denominated in UF	13,338	10	13,338	13,147	(20)	13,147
Hedge of available-for-sale securities	472	(32)	472	472	(14)	472
Total	160,230	(229)	150,173	168,439	380	162,137

(*) Hedge instruments include the overhedge rate of 44.65% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies:

	06/30/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	30,504	12,078	6,524	11,048	102	1,520	-	61,776
Hedge of syndicated loan (Cash flow)	2,647	-	-	-	-	-	-	2,647
Hedge of highly probable forecast transactions	149	98	14	-	-	-	-	261
Hedge of net investment in foreign operations (*)	21,624	-	-	-	-	-	-	21,624
Hedge of loan operations (Market risk)	433	200	146	26	633	294	1,559	3,291
Hedge of loan operations (Cash flow)	-	-	25	20	169	823	-	1,037
Hedge of funding (Market risk)	3,522	100	4,098	347	9	1,157	1,849	11,082
Hedge of funding (Cash flow)	1,421	799	396	879	556	832	-	4,883
Hedge of syndicated loan (Market risk)	-	795	-	-	-	-	-	795
Hedge of assets transactions	15,224	6,390	-	1,162	-	-	-	22,776
Hedge of Asset-backed securities under repurchase agreements	28	10,989	4,581	650	-	-	-	16,248
Hedge of assets denominated in UF	11,821	333	1,160	-	24	-	-	13,338
Hedge of available-for-sale securities	-	-	-	218	-	254	-	472
Total	87,373	31,782	16,944	14,350	1,493	4,880	3,408	160,230

(*) Classified as current, since instruments are frequently renewed.

	12/31/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	32,132	28,616	10,188	5,646	6,070	416	-	83,068
Hedge of syndicated loan (Cash flow)	6,844	-	-	-	-	-	-	6,844
Hedge of net investment in foreign operations (*)	21,449	-	-	-	-	-	-	21,449
Hedge of loan operations (Cash flow)	123	-	-	24	141	833	-	1,121
Hedge of assets transactions	4,627	13,719	4,890	-	932	-	-	24,168
Hedge of assets denominated in UF	8,940	2,598	1,558	-	51	-	-	13,147
Hedge of funding (Cash flow)	121	1,485	73	536	774	1,284	-	4,273
Hedge of Asset-backed securities under repurchase agreements	-	-	1,465	918	163	-	-	2,546
Hedge of loan operations (Market risk)	189	422	63	29	93	335	1,561	2,692
Hedge of available-for-sale securities	-	-	-	218	-	254	-	472
Hedge of funding (Market risk)	1,266	2,460	3,433	701	72	488	239	8,659
Total	75,691	49,300	21,670	8,072	8,296	3,610	1,800	168,439

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	64

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost of available-for-sale financial assets are as follows:

	06/30/2017			12/31/2016
		Accumulated gain /			Accumulated gain /
		(loss) reflected in other			(loss) reflected in other
	Cost	comprehensive income	Fair value	Cost	comprehensive income	Fair value
Investment funds	188	-	188	42	-	42
Brazilian external debt bonds (1b)	11,807	67	11,874	14,465	(400)	14,065
Brazilian government securities (1a)	21,363	439	21,802	17,652	286	17,938
Government securities – abroad (1c)	19,498	(69)	19,429	14,488	(16)	14,472
Colombia	1,794	9	1,803	1,105	50	1,155
Chile	5,792	3	5,795	5,832	12	5,844
Korea	2,954	-	2,954	2,673	-	2,673
Denmark	2,282	-	2,282	819	-	819
Spain	2,941	-	2,941	923	-	923
United States	1,600	(15)	1,585	1,446	(19)	1,427
Netherlands	-	-	-	101	-	101
Paraguay	1,781	(72)	1,709	1,167	(56)	1,111
Uruguay	354	6	360	413	(2)	411
Other	-	-	-	9	(1)	8
Corporate securities (1d)	36,231	(349)	35,882	42,176	(416)	41,760
Shares	1,180	568	1,748	1,020	365	1,385
Rural product note	1,519	8	1,527	1,477	(52)	1,425
Bank deposit certificates	590	-	590	2,639	2	2,641
Securitized real estate loans	2,013	(20)	1,993	2,150	(55)	2,095
Debentures	21,475	(970)	20,505	21,863	(693)	21,170
Eurobonds and others	6,386	57	6,443	7,671	44	7,715
Financial bills	641	-	641	2,822	(6)	2,816
Promissory notes	2,156	10	2,166	2,191	(18)	2,173
Other	271	(2)	269	343	(3)	340
Total (2)	89,087	88	89,175	88,823	(546)	88,277

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 820 (R$ 9,120 at 12/31/2016), b) R$ 11,800 (R$ 3,240 at 12/31/2016), c) R$ 20 and d) R$ 5,134 (R$ 5,075 at 12/31/2016), totaling R$ 17,774 (R$ 17,435 at 12/31/2016);

(2) In the period, there was no reclassification of available-for-sale financial assets to other categories of financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	65

The cost and fair value of available-for-sale financial assets by maturity are as follows:

	06/30/2017		12/31/2016
	Cost	Fair value	Cost	Fair value
Current	17,135	17,318	23,516	23,636
Non-stated maturity	1,369	1,938	1,010	1,375
Up to one year	15,766	15,380	22,506	22,261
Non-current	71,952	71,857	65,307	64,641
From one to five years	43,086	42,902	39,149	38,969
From five to ten years	17,620	17,647	12,521	12,329
After ten years	11,246	11,308	13,637	13,343
Total	89,087	89,175	88,823	88,277

Note 11 - Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	06/30/2017	12/31/2016
	Amortized cost	Amortized cost
Corporate securities	14,162	14,977
Brazilian external debt bonds (1)	11,238	12,042
Brazilian government securities	13,251	12,937
Government securities – abroad	441	539
Colombia	428	526
Uruguay	13	13
Total (2)	39,092	40,495

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were R$ 2,814 (R$ 11,778 at 12/31/2016).

(2) In the period, there was no reclassification of held-to maturity financial assets to other categories of financial assets.

The interest income related to held-to-maturity financial assets was R$ 1,458 (R$ 2,049 from 01/01 to 06/30/2016).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of Held-to-Maturity Financial assets by maturity is as follows:

	06/30/2017	12/31/2016
	Amortized cost	Amortized cost
Current	10,087	2,498
Up to one year	10,087	2,498
Non-current	29,005	37,997
From one to five years	10,803	19,376
From five to ten years	11,462	10,957
After ten years	6,740	7,664
Total	39,092	40,495

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	66

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	06/30/2017	12/31/2016
Individuals	179,027	183,147
Credit card	56,376	59,022
Personal loan	25,372	25,813
Payroll loans	44,783	44,636
Vehicles	14,134	15,434
Mortgage loans	38,362	38,242
Corporate	114,726	121,754
Small and medium businesses	57,224	58,935
Foreign loans - Latin America	128,893	126,530
Total loan operations and lease operations	479,870	490,366

Allowance for loan and lease losses	(27,661)	(26,972)

Total loan operations and lease operations, net of allowance for loan and lease losses	452,209	463,394

By maturity	06/30/2017	12/31/2016
Overdue as from 1 day	15,809	16,843
Falling due up to 3 months	122,524	130,313
Falling due more than 3 months but less than 1 year	110,624	112,923
Falling due after 1 year	230,913	230,287
Total loan operations and lease operations	479,870	490,366

By concentration	06/30/2017	12/31/2016
Largest debtor	3,997	3,543
10 largest debtors	20,768	21,609
20 largest debtors	31,798	32,720
50 largest debtors	51,467	52,992
100 largest debtors	69,941	72,441

The breakdown of the Loan and lease operations portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 836 and R$ 1,026 in interest and similar income as of 06/30/2017 and 06/30/2016 respectively, with the same impact on the allowance for loan and lease losses expenses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	67

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

	Opening			Closing
Composition of the carrying amount by class of	balance		Net increase /	balance
assets	12/31/2016	Write-offs	(Reversal)	06/30/2017

Individuals	14,259	(6,688)	5,694	13,265
Credit card	3,693	(2,284)	1,952	3,361
Personal loans	7,756	(3,391)	2,851	7,216
Payroll loans	2,108	(732)	644	2,020
Vehicles	644	(256)	218	606
Mortgage loans	58	(25)	29	62
Corporate	5,862	(1,043)	2,099	6,918
Small and medium businesses	4,743	(2,330)	1,759	4,172
Foreign loans - Latin America	2,108	(837)	2,035	3,306
Total	26,972	(10,898)	11,587	27,661

	Opening			Closing
Composition of the carrying amount by class of	balance		Net increase /	balance
assets	12/31/2015	Write-offs	(Reversal)	12/31/2016

Individuals	14,717	(13,682)	13,224	14,259
Credit card	4,141	(4,905)	4,457	3,693
Personal loans	8,330	(6,745)	6,171	7,756
Payroll loans	1,319	(1,273)	2,062	2,108
Vehicles	874	(709)	479	644
Mortgage loans	53	(50)	55	58
Corporate	6,459	(4,985)	4,388	5,862
Small and medium businesses	4,809	(4,267)	4,201	4,743
Foreign loans - Latin America	859	(1,317)	2,566	2,108
Total	26,844	(24,251)	24,379	26,972

The composition of the allowance for loan and lease losses by customer sector is shown in the following table:

	06/30/2017	12/31/2016
Public sector	5	5
Industry and commerce	5,191	5,253
Services	6,038	5,237
Natural resources	993	872
Other sectors	402	19
Individuals	15,032	15,586
Total	27,661	26,972

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant or, in aggregate, for financial assets that are not individually significant (Note 2.4d X).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	68

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	06/30/2017						12/31/2016
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	16,103	6,522	98,623	396	114,726	6,918	14,138	5,351	107,616	511	121,754	5,862

II- Collectively evaluated

Individuals	9,810	6,081	169,217	7,184	179,027	13,265	10,763	6,756	172,384	7,503	183,147	14,259
Credit card	3,226	1,946	53,150	1,415	56,376	3,361	3,512	2,150	55,510	1,543	59,022	3,693
Personal loans	4,267	2,914	21,105	4,302	25,372	7,216	4,837	3,302	20,976	4,454	25,813	7,756
Payroll loans	1,344	888	43,439	1,132	44,783	2,020	1,431	954	43,205	1,154	44,636	2,108
Vehicles	537	307	13,597	299	14,134	606	591	326	14,843	318	15,434	644
Mortgage loans	436	26	37,926	36	38,362	62	392	24	37,850	34	38,242	58

Small and medium businesses	3,111	2,105	54,113	2,067	57,224	4,172	3,646	2,523	55,289	2,220	58,935	4,743

Foreign loans - Latin America	1,985	831	126,908	2,475	128,893	3,306	1,770	727	124,760	1,381	126,530	2,108

Total	31,009	15,539	448,861	12,122	479,870	27,661	30,317	15,357	460,049	11,615	490,366	26,972

(*) As detailed in Note 2.4.d X, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	69

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	06/30/2017
	Minimum future	Future financial	Present
	payments	income	value
Current	3,327	(1,807)	1,520
Up to 1 year	3,327	(1,807)	1,520
Non-current	9,244	(2,796)	6,448
From 1 to 5 years	5,378	(2,729)	2,649
Over 5 years	3,866	(67)	3,799
Total	12,571	(4,603)	7,968

	12/31/2016
	Minimum future	Future financial	Present
	payments	income	value
Current	3,572	(1,636)	1,936
Up to 1 year	3,572	(1,636)	1,936
Non-current	9,726	(2,955)	6,771
From 1 to 5 years	5,741	(2,778)	2,963
Over 5 years	3,985	(177)	3,808
Total	13,298	(4,591)	8,707

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 253 (R$ 254 at 12/31/2016).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at June 30, 2017 and December 31, 2016:

	06/30/2017				12/31/2016
	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book	Fair	Book	Fair	Book	Fair	Book	Fair
Nature of operation	value	value	value	value	value	value	value	value
Companies – working capital	2,709	2,709	2,709	2,709	2,768	2,768	2,768	2,768
Companies - loan (2)	-	-	6	6	-	-	8	8
Individuals - vehicles (2)	-	-	3	3	-	-	4	4
Individuals – mortgage loan	2,734	2,759	2,732	2,751	3,061	2,960	3,055	2,944
Total	5,443	5,468	5,450	5,469	5,829	5,728	5,835	5,724

(1)	Under Interbank Market Debt.

(2)	Assignment of operations that had already been written down to losses

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	70

Note 13 - Investments in associates and joint ventures

a)	The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest %
	at 06/30/2017		06/30/2017
				Other
			Stockholders’	Comprehensive			Equity in
	Total	Voting	equity	Income	Net income	Investment	earnings	Market value (g)
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	4,481	20	381	2,678	156	3,009
BSF Holding S.A. (c)	49.00	49.00	1,979	1	116	1,552	52	-
IRB-Brasil Resseguros S.A. (a) (d)	15.01	15.01	3,171	(29)	458	478	72	-
Other (e)	-	-	-	-	-	122	10	-
Joint Ventures - Other (f)	-	-	-	-	-	199	(15)	-
Total	-	-	-	-	-	5,029	275	-

	Interest %
	at 12/31/2016		12/31/2016						06/30/2016
				Other
			Stockholders’	comprehensive			Equity in		Equity in
	Total	Voting	equity	income	Net income	Investment	earnings	Market value (g)	earnings
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	4,251	26	293	2,587	241	2,644	115
BSF Holding S.A.(c)	49.00	49.00	2,067	(1)	396	1,687	194	-	101
IRB-Brasil Resseguros S.A.(a) (d)	15.01	15.01	3,230	(17)	745	478	109	-	48
Other (e)	-	-	-	-	-	114	13	-	9
Joint Ventures - Other (f)			-	-	-	207	(29)		(14)
Total	-	-	-	-	-	5,073	528	-	259

(a)	For purpose of recording the participation in earnings, at 06/30/2017 the position at 05/31/2017 was used and at 06/30/2016 the position at 05/31/2016 was used, in accordance with IAS 27.

(b)	For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 754 at 06/30/2017 and R$ 762 at 12/31/2016 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c)	In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 582 to goodwill on 06/30/2017.

(d)	Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.

(e)	At 06/30/2017, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (38.78% total and voting capital and 39.58% on 12/31/2016), Rias Redbanc S.A. (25% total and voting capital and 25% on 12/31/2016), Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital on 12/31/2016) and Tecnologia Bancária S.A. (24.92% total capital and voting capital and 24.92% on 12/31/2016).

(f)	At 06/30/2017, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital and 50% on 12/31/2016); Conectcar Soluções de Mobilidade Eletronica S.A.(50% capital total e votante; 50% on 12/31/2016) and includes income not arising from profit subsidiaries.

(g)	Disclosed only for public companies.

At 06/30/2017, ITAÚ UNIBANCO HOLDING receives / recognizes dividends and interest on capital of the unconsolidated companies being the main IRB - Brasil Resseguros S.A. in the amount of R$ 67 (R$ 104 at 12/31/2016), BSF Holding S.A in the amount of R$ 188 (R$ 62 at 12/31/2016) and Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 173 (R$ 222 at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	71

b)	Other information

The table below shows the summary of the aggregate financial information of the investees under the equity method of accounting.

	06/30/2017	12/31/2016	06/30/2016
Total Assets (*)	20,329	20,819	20,396
Total Liabilities (*)	10,698	11,272	11,206
Total Income (*)	2,956	14,868	12,387
Total Expenses (*)	(2,002)	(13,401)	(11,575)

(*) Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 13,686 (R$ 14,313 at 12/31/2016) related to assets, R$ 10,515 (R$ 11,083 at 12/31/2016) related to liabilities, R$ 2,447 (R$ 14,142 at 12/31/2016) related to income and of R$ (1,989) (R$ (13,397) at 12/31/2016) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lessee

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 7 (R$ 26 at 12/31/2016).

The table below shows the total future minimum payments:

	06/30/2017	12/31/2016
Current	7	26
Up to 1 year	7	26
Non-current	-	-
From 1 to 5 years	-	-
Total future minimum payments	7	26
(-) Future interest	-	-
Present value	7	26

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements.

The expenses related to operating lease agreements recognized under General and Administrative Expenses total R$ 665 from 01/01 to 06/30/2017 (R$ 580 from 01/01 to 06/30/2016).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	06/30/2017	12/31/2016
Current	959	1,336
Up to 1 year	959	1,336
Non-current	3,476	5,402
From 1 to 5 years	3,148	4,689
Over 5 years	328	713
Total future minimum payments	4,435	6,738

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	72

Note 15 - Fixed assets

		Real estate in use (2)		Other fixed assets (2)
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed Assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2016	387	1,047	3,099	1,857	1,901	1,205	8,543	1,075	19,114
Acquisitions	112	-	-	45	9	43	122	45	376
Disposal	-	(1)	(8)	(18)	(1)	(6)	(187)	(12)	(233)
Exchange variation	-	-	6	4	27	(18)	-	2	21
Transfers	(294)	-	195	70	-	-	29	-	-
Other	6	(5)	(13)	8	(6)	(39)	(10)	(1)	(60)
Balance at 06/30/2017	211	1,041	3,279	1,966	1,930	1,185	8,497	1,109	19,218

Depreciation
Balance at 12/31/2016	-	-	(1,840)	(1,114)	(986)	(674)	(5,804)	(654)	(11,072)
Accumulated depreciation	-	-	(40)	(107)	(77)	(53)	(454)	(53)	(784)
Disposal	-	-	8	14	-	3	174	11	210
Exchange variation	-	-	(1)	(4)	(16)	34	(16)	(2)	(5)
Other	-	-	10	(5)	2	12	35	3	57
Balance at 06/30/2017	-	-	(1,863)	(1,216)	(1,077)	(678)	(6,065)	(695)	(11,594)

Impairment
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 06/30/2017	-	-	-	-	-	-	-	-	-

Book value
Balance at 06/30/2017	211	1,041	1,416	750	853	507	2,432	414	7,624

(1)	The contractual commitments for purchase of the fixed assets totaled R$ 247, achievable by 2017 (Note 36 - Off balance sheet).

(2)	Includes the amount of R$ 4 related to attached real estate.

(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	73

		Real estate in use (2)		Other fixed assets (2)
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2015	792	1,008	3,026	1,673	1,801	975	8,217	858	18,350
Acquisitions	341	57	70	137	47	309	246	223	1,430
Disposal	-	(4)	(13)	(56)	(15)	(8)	(449)	(6)	(551)
Exchange variation	(2)	(15)	(11)	(22)	(3)	(67)	151	3	34
Transfers	(738)	-	27	125	-	1	515	4	(66)
Other	(6)	1	-	-	71	(5)	(137)	(7)	(83)
Balance at 12/31/2016	387	1,047	3,099	1,857	1,901	1,205	8,543	1,075	19,114

Depreciation
Balance at 12/31/2015	-	-	(1,764)	(930)	(841)	(579)	(5,138)	(557)	(9,809)
Accumulated depreciation	-	-	(80)	(245)	(142)	(102)	(1,038)	(95)	(1,702)
Disposal	-	-	11	53	6	5	377	4	456
Exchange variation	-	-	(8)	8	9	(1)	(101)	(8)	(101)
Other	-	-	1	-	(18)	3	96	2	84
Balance at 12/31/2016	-	-	(1,840)	(1,114)	(986)	(674)	(5,804)	(654)	(11,072)

Impairment
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2016	387	1,047	1,259	743	915	531	2,739	421	8,042

(1)	The contractual commitments for purchase of the fixed assets totaled R$ 48 achievable by 2017 (Note 36 - Off balance sheet).

(2)	Includes the amount of R$ 4 related to attached real estate.

(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	74

Note 16 - Intangible assets

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2016	1,046	1,748	3,840	3,525	1,078	11,237
Acquisitions	148	-	342	65	-	555
Terminated agreements/ write off	(177)	(8)	-	-	-	(185)
Exchange variation	-	3	(4)	-	178	177
Other	(13)	2	(6)	-	(152)	(169)
Balance at 06/30/2017	1,004	1,745	4,172	3,590	1,104	11,615

Amortization (2)
Balance at 12/31/2016	(555)	(376)	(1,701)	(532)	(284)	(3,448)
Amortization expense	(112)	(152)	(222)	(193)	(128)	(807)
Terminated agreements/ write off	158	9	-	-	-	167
Exchange variation	-	106	(6)	-	(43)	57
Other	-	(12)	(4)	-	123	107
Balance at 06/30/2017	(509)	(425)	(1,933)	(725)	(332)	(3,924)

Impairment (3)
Balance at 12/31/2016	(19)	-	(54)	(335)	-	(408)
Additions / assumptions	-	-	-	(2)	-	(2)
Write off	19	-	1	-	-	20
Balance at 06/30/2017	-	-	(53)	(337)	-	(390)

Book value
Balance at 06/30/2017	495	1,320	2,186	2,528	772	7,301

(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 124 achievable by 2017 (Note 36 - Off balance sheet).

(2)	All intangible assets have a defined useful life.

(3)	Note 2.4i.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	75

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2015	1,005	1,409	2,362	3,311	960	9,047
Acquisitions	342	719	1,293	215	277	2,846
Terminated agreements / write off	(308)	(73)	(3)	(1)	-	(385)
Exchange variation	-	(12)	120	-	(130)	(22)
Other	7	(295)	68	-	(29)	(249)
Balance at 12/31/2016	1,046	1,748	3,840	3,525	1,078	11,237

Amortization (2)
Balance at 12/31/2015	(600)	(330)	(1,190)	(252)	(342)	(2,714)
Amortization expense	(261)	(263)	(429)	(280)	(298)	(1,531)
Terminated agreements / write off	306	67	1	-	-	374
Exchange variation	-	84	(107)	-	110	87
Other	-	66	24	-	246	336
Balance at 12/31/2016	(555)	(376)	(1,701)	(532)	(284)	(3,448)

Impairment (3)
Balance at 12/31/2015	(18)	(2)	-	(18)	-	(38)
Additions / assumptions	(1)	-	(57)	(317)	-	(375)
Reversals	-	2	3	-	-	5
Balance at 12/31/2016	(19)	-	(54)	(335)	-	(408)

Book value
Balance at 12/31/2016	472	1,372	2,085	2,658	794	7,381

(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 262 achievable by 2017 (Note 36 - Off balance sheet).

(2)	All intangible assets have a defined useful life.

(3)	Note 2.4i.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	76

Note 17 - Deposits

The table below shows the breakdown of deposits:

	06/30/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total

Interest-bearing deposits	186,737	101,599	288,336	187,882	80,399	268,281
Time deposits	74,767	101,366	176,133	75,913	80,361	156,274
Interbank deposits	2,453	233	2,686	3,719	38	3,757
Savings deposits	109,517	-	109,517	108,250	-	108,250
Non-interest bearing deposits	63,991	-	63,991	61,133	-	61,133
Demand deposits	63,989	-	63,989	61,133	-	61,133
Others Deposits	2	-	2	-	-	-
Total	250,728	101,599	352,327	249,015	80,399	329,414

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	06/30/2017	12/31/2016
Structured notes
Shares	45	49
Debt securities	412	470
Total	457	519

The effect of the changes in credit risk of these instruments is not significant at 06/30/2017 and 12/31/2016.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	06/30/2017	12/31/2016
	Cost / Fair value	Cost / Fair value
Current - up to one year	74	134
Non-current	383	385
From one to five years	282	295
From five to ten years	61	52
After ten years	40	38
Total	457	519

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	77

Note 19 – Securities sold under repurchase agreements and interbank and institutional market debts

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	06/30/2017			12/31/2016
		Non-			Non-
	Current	current	Total	Current	current	Total
Securities sold under repurchase agreements	233,231	88,691	321,922	234,569	114,595	349,164
Transactions backed by own financial assets (*)	66,366	88,691	155,057	101,400	114,595	215,995
Transactions backed by third party financial assets	166,865	-	166,865	133,169	-	133,169
Interbank market debt	73,115	63,757	136,872	75,352	60,131	135,483
Real estate credit bills	13,043	5,828	18,871	12,830	6,349	19,179
Agribusiness credit bills	9,048	7,092	16,140	9,158	6,284	15,442
Financial credit bills	9,558	17,599	27,157	5,976	13,590	19,566
Import and export financing	32,498	9,563	42,061	38,123	7,510	45,633
On-lending - domestic	8,959	18,234	27,193	9,205	20,623	29,828
Liabilities from transactions related to credit assignments (Note 12d)	9	5,441	5,450	60	5,775	5,835

(*) It includes R$ 89,814 (R$ 132,149 at 12/31/2016) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements(*)	40% of CDI to 17.36%	1.3% to 6.2%
Mortgage notes	-	2.5% to 8%
Real estate credit bills	83% to 100% of CDI	-
Financial credit bills	IGPM to 113%	-
Agribusiness credit bills	83% to 98% of CDI	-
Import and export financing	1.4% to 6.0%	1.1% to 11%
On-lending - domestic	2.5% to 14.5%	-
Liabilities from transactions related to credit assignments	6.78% to 13.17%	-

(*)	Note 2.4d presents the operations comprising Deposits received under securities repurchased agreements.Final repurchase dates are set until December 2032.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	06/30/2017			12/31/2016
		Non-			Non-
	Current	current	Total	Current	current	Total
Subordinated debt (1)	11,849	40,256	52,105	11,056	46,364	57,420
Foreign borrowing through securities	15,309	25,874	41,183	5,947	27,636	33,583
Structured Operations Certificates (2)	616	3,602	4,218	2,050	3,186	5,236
Total	27,774	69,732	97,506	19,053	77,186	96,239

(1) At 06/30/2017, the amount of R$ 46,434 (R$ 51,875 at 12/31/2016) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2) As at June 30, 2017, the market value of the funding from Structured Operations Certificates issued is R$ 4,418.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 1.3% to IGPM + 7.6%	2.8% to 10.8%
Foreign borrowing through securities	0.89% to 12.73%	0.97% to 23.94%
Structured Operations Certificates	IPA + 3.30% to 16.54%	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	78

Note 20 - Other assets and liabilities

a)	Other assets

	06/30/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	39,656	13,010	52,666	41,648	12,269	53,917
Receivables from credit card issuers	24,299	-	24,299	26,124	-	26,124
Insurance and reinsurance operations	1,211	10	1,221	1,306	14	1,320
Deposits in guarantee for contingent liabilities (Note 32)	1,444	12,059	13,503	2,118	11,144	13,262
Deposits in guarantee for foreign borrowing program	563	-	563	893	-	893
Negotiation and intermediation of securities	6,730	6	6,736	6,770	-	6,770
Receivables from reimbursement of contingent liabilities (Note 32c)	237	915	1,152	258	870	1,128
Receivables from services provided	2,677	1	2,678	2,510	-	2,510
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	5	5	7	234	241
Operations without credit granting characteristics	2,495	14	2,509	1,662	7	1,669
Non-financial	7,899	1,878	9,777	7,804	2,223	10,027
Prepaid expenses	2,235	519	2,754	2,101	687	2,788
Retirement plan assets (Notes 29c and d)	-	1,090	1,090	-	1,113	1,113
Sundry domestic	1,690	37	1,727	1,634	32	1,666
Premiums from loan operations	416	152	568	531	319	850
Sundry foreign	2,303	74	2,377	1,776	65	1,841
Other	1,255	6	1,261	1,762	7	1,769

(1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	06/30/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
Financial	63,731	-	63,731	71,798	34	71,832
Credit card operations	54,476	-	54,476	58,920	-	58,920
Foreign exchange portfolio	600	-	600	620	-	620
Negotiation and intermediation of securities	6,668	-	6,668	10,538	-	10,538
Finance leases (Note 14a)	7	-	7	26	-	26
Funds from consortia participants	111	-	111	84	-	84
Other	1,869	-	1,869	1,610	34	1,644
Non-financial	30,250	1,773	32,023	25,968	1,142	27,110
Collection and payment of taxes and contributions	3,991	-	3,991	297	-	297
Sundry creditors - domestic	2,530	156	2,686	2,488	117	2,605
Funds in transit	11,362	723	12,085	10,214	190	10,404
Provision for sundry payments	2,329	248	2,577	2,007	203	2,210
Social and statutory	4,354	23	4,377	5,541	35	5,576
Related to insurance operations	167	-	167	224	-	224
Liabilities for official agreements and rendering of payment services	817	-	817	864	-	864
Provision for retirement plan benefits (Note 29c and e)	203	577	780	201	548	749
Personnel provision	1,674	46	1,720	1,352	49	1,401
Provision for health insurance	752	-	752	742	-	742
Deferred income	2,011	-	2,011	1,975	-	1,975
Other	60	-	60	63	-	63

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	79

Note 21 – Stockholders’ equity

a)	Capital

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000, by capitalizing of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21,2016 and the process was approved by the Central Bank on September 23,2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock by capitalizing amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 6,582,307,543 book-entry shares with no par value, of which 3,351,744,217 are common and 3,230,563,326 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 97,148 (97,148 at 12/31/2016), of which R$ 66,258 (65,534 at 12/31/2016) refers to stockholders domiciled in the country and R$ 30,890 (R$ 31,614 at 12/31/2016) refers to stockholders domiciled abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	06/30/2017
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Shares of capital stock at 06/30/2017	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 06/30/2017	3,332,400,080	1,156,937,300	4,489,337,380
Residents abroad at 06/30/2017	19,344,137	2,073,626,026	2,092,970,163
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882)
Purchase of shares	-	35,382,900	35,382,900	(1,282)
Exercised options – granting of stock options	-	(13,207,357)	(13,207,357)	174
Disposals – stock option plan	-	(8,118,685)	(8,118,685)	419
Treasury shares at 06/30/2017 (1)	3,074	83,661,320	83,664,394	(2,571)
Outstanding shares at 06/30/2017	3,351,741,143	3,146,902,006	6,498,643,149
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007

	12/31/2016
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016	304,704,019	293,687,575	598,391,594
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Treasury shares at 12/31/2015 (1)	2,795	162,562,650	162,565,445	(4,353)
Purchase of shares	-	30,640,000	30,640,000	(947)
Exercised options - granting of stock options	-	(19,931,626)	(19,931,626)	315
Disposals – stock option plan	-	(8,293,957)	(8,293,957)	433
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)	2,670
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016	279	4,627,395	4,627,674	-
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882)
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007
Outstanding shares at 12/31/2015 (2)	3,351,741,143	3,161,744,411	6,513,485,554

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares were adjusted to reflect the bonuses of 09/23/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	80

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share):

	01/01 to 06/30/2017
Cost / market value	Common	Preferred
Minimum	-	33.48
Weighted average	-	36.23
Maximum	-	38.56
Treasury shares
Average cost	6.59	30.73
Market value at 06/30/2017	32.54	36.75

	01/01 to 12/31/2016
Cost / market value	Common	Preferred
Minimum	-	23.79
Weighted average	-	30.13
Maximum	-	36.05
Treasury shares
Average cost	6.59	27.04
Market value at 12/31/2016	30.00	33.85

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	81

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	06/30/2017	06/30/2016
Statutory net income	10,743	8,938
Adjustments:
(-) Legal reserve	(537)	(447)
Dividend calculation basis	10,206	8,491
Mandatory dividend - 25%	2,551	2,123
Dividends and interest on capital – paid / provisioned for	4,938	2,544

Payments / provision for interest on capital and dividends

	06/30/2017
	Gross	WHT	Net
Paid / prepaid	489	-	489
Dividends - 5 monthly installments of R$ 0.015 per share paid from February to June 2017	489	-	489

Declared until 06/30/2017 (recorded in other liabilities)	2,410	(347)	2,063
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/03/2017	98	-	98
Interest on capital - R$ 0.3558 per share, to be paid on 08/25/2017	2,312	(347)	1,965

Recorded in Revenue Reserves in Stockholders' Equity	2,568	(182)	2,386
Interest on capital - R$ 0.0432 per share, to be paid on 08/25/2017	281	(42)	239
Interest on capital - R$ 0.1438 per share, to be declared	934	(140)	794
Dividends - R$ 0.2083 per share, to be declared	1,353	-	1,353

Total from 01/01 to 06/30/2017 - R$ 0.7596 net per share	5,467	(529)	4,938

	06/30/2016
	Gross	WHT	Net
Paid / prepaid	444	-	444
Dividends - 5 monthly installments of R$ 0.015 per share paid from February to June 2016	444	-	444

Declared until 06/30/2016 (recorded in other liabilities)	1,959	(281)	1,679
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/01/2016	89	-	89
Interest on capital - R$ 0.3154 per share	1,870	(281)	1,590

Recorded in Revenue Reserves in Stockholders' Equity	496	(74)	422
Interest on capital - R$ 0.0836 per share	496	(74)	422

Total from 01/01 to 06/30/2016 - R$ 0.4291 net per share	2,899	(355)	2,544

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	82

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

d)	Appropriated reserves

	06/30/2017	12/31/2016
Capital reserves (1)	285	285
Premium on subscription of shares	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1
Revenue reserves	5,606	3,158
Legal (2)	8,375	7,838
Statutory	5,966	1,132
Dividends equalization (3)	2,755	337
Working capital increase (4)	967	-
Increase in capital of investees (5)	2,244	795
Corporate reorganizations (Note 2.4 a III)	(11,306)	(10,862)
Unrealized profits (6)	2,571	5,050
Total reserves at parent company	5,891	3,443
(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances on dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to Interest on Capital provided for up to June 30 for each period, in compliance with BACEN Circular Letter nº 3,516, of july 21, 2011.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	06/30/2017	12/31/2016	01/01 to 06/30/2017	01/01 to 06/30/2016
Itaú CorpBanca (Note 3)	10,542	10,117	214	236
Itaú Corpbanca Colombia (Note 3)	1,190	1,231	(9)	83
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	444	519	52	56
Banco Itaú Consignado S.A.	-	-	-	(109)
Luizacred S.A. Soc. Cred. Financiamento Investimento	294	275	33	26
Others	78	90	10	18
Total	12,548	12,232	300	310

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	83

Note 22 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 06/30/2017, the accounting effect of the share-based payment in income was R$ (254) (R$ (313) from 01/01 to 06/30/2016.

I –	Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity benefit from the appreciation that their work and dedication bring to the shares.

In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A., and to Redecard S.A. (“Rede”) stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	84

Summary of changes in the plan

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-
Canceled / Forfeited (*)	(19,667)	38.90
Exercised	(5,684,306)	30.58	40.03
Balance at 06/30/2017	32,329,533	37.56
Options exercisable at the end of the period	32,329,533	37.56
Options outstanding but not exercisable
Range of exercise prices
Granting 2010-2011		21,71 - 41,09
Granting 2012		30.01
Weighted average of the remaining contractual life (in years)	1.48

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(63,680)	31.10
Exercised	(732,273)	23.79	29.24
Opening balance 06/30/2016	49,747,195	34.07
Options exercisable at the end of the period	35,149,321	35.66
Options outstanding but not exercisable	14,597,874	30.25
Range of exercise prices
Granting 2009-2010		25,49 - 41,41
Granting 2011-2012		21,71 - 40,45
Weighted average of the remaining contractual life (in years)	2.13

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	85

ll –	Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variations. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulations.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 32.33 per share at 06/30/2017 (R$ 19.45 per share at 06/30/2016).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(439,424)
Exercised	(7,523,051)
Balance at 06/30/2017	34,541,861
Weighted average of remaining contractual life (years)	2.86

Quantity
Balance at 12/31/2015	33,666,355
New granted	12,389,821
Cancelled	(228,456)
Exercised	(8,881,995)
Balance at 06/30/2016	36,945,725
Weighted average of remaining contractual life (years)	3.04

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	86

III-	Variable compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 38.25 per share at 06/30/2017 (R$ 21.96 per share at 06/30/2016).

Change in variable compensation in shares	2017
Quantity
Opening balance 12/31/2016	24,539,406
New	8,501,063
Delivered	(12,048,631)
Cancelled	(139,157)
Balance at 06/30/2017	20,852,681

Change in variable compensation in shares	2016
Quantity
Opening balance 12/31/2015	22,325,573
New	13,422,462
Delivered	(11,135,737)
Cancelled	(66,180)
Balance at 06/30/2016	24,546,118

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	87

Note 23 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a)	Interest and similar income

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Central Bank compulsory deposits	1,950	1,634	3,825	3,217
Interbank deposits	159	30	357	345
Securities purchased under agreements to resell	6,777	8,547	14,677	16,731
Financial assets held for trading	4,735	5,476	12,187	11,289
Available-for-sale financial assets	2,396	2,715	4,815	5,728
Held-to-maturity financial assets	622	1,011	1,458	2,049
Loan and lease operations	19,681	19,536	39,037	38,083
Other financial assets	196	258	430	472
Total	36,516	39,207	76,786	77,914

b)	Interest and similar expense

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Deposits	(3,590)	(3,181)	(6,710)	(6,886)
Securities sold under repurchase agreements	(7,823)	(11,413)	(19,578)	(23,314)
Interbank market debt	(3,283)	(691)	(5,730)	(1,254)
Institutional market debt	(1,849)	(3,044)	(3,736)	(4,881)
Financial expense from technical reserves for insurance and private pension	(2,910)	(4,345)	(7,845)	(8,998)
Other	(15)	(33)	(48)	(60)
Total	(19,470)	(22,707)	(43,647)	(45,393)

c)	Net gain (loss) on investment securities and derivatives

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Financial assets held for trading	(567)	(246)	495	2,128
Derivatives (*)	51	3,489	1,851	4,733
Financial assets designated at fair value through profit or loss	49	21	76	62
Available-for-sale financial assets	28	(79)	240	(635)
Held-to-Maturity Financial Assets (Permanent Loss)	-	-	(300)	-
Financial liabilities held for trading	32	(12)	1	(103)
Total	(407)	3,173	2,363	6,185

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 06/30/2017, ITAÚ UNIBANCO HOLDING recognized impairment expenses of R$ 579, with on Available-for-sale securities in the amount R$ 279 and Held-to-Maturity Financial Assets in the amount of R$ 300. Total loss, net of reversals, amounted to R$ 366 (R$ 224 of loss at 06/30/2016) and was recorded in the statement of income in line item Securities and derivative financial instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	88

Note 24 - Banking service fees

	04/01 a	04/01 a	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Current account services	2,535	2,397	5,025	4,635
Asset management fees	987	871	1,966	1,638
Collection commissions	337	327	671	636
Fees from credit card services	3,463	3,309	6,847	6,535
Fees for guarantees issued and credit lines	443	443	887	845
Brokerage commission	125	61	224	108
Other	549	639	1,091	1,090
Total	8,439	8,047	16,711	15,487

Note 25 - Other income

	04/01 a	04/01 a	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures	46	71	76	95
Recovery of expenses	52	82	102	146
Reversal of provisions	7	11	88	58
Program for Cash or Installment Payment of Federal Taxes	-	-	-	11
Other	203	210	454	316
Total	308	374	720	626

Note 26 - General and administrative expenses

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Personnel expenses	(5,720)	(5,404)	(11,225)	(10,315)
Compensation	(2,297)	(2,157)	(4,568)	(4,059)
Payroll taxes	(697)	(646)	(1,398)	(1,256)
Welfare benefits	(845)	(804)	(1,654)	(1,463)
Retirement plans and post-employment benefits (Note 29)	(23)	5	(48)	17
Defined benefit	(21)	(23)	(44)	(39)
Defined contribution	(2)	28	(4)	56
Stock option plan (Note 22d)	(38)	(69)	(100)	(176)
Training	(59)	(38)	(100)	(74)
Employee profit sharing	(889)	(843)	(1,732)	(1,654)
Dismissals	(115)	(137)	(236)	(236)
Provision for labor claims (Note 32)	(757)	(715)	(1,389)	(1,414)
Administrative expenses	(4,035)	(4,085)	(7,847)	(7,618)
Data processing and telecommunications	(1,031)	(983)	(2,012)	(1,916)
Third party services	(1,045)	(1,150)	(2,036)	(2,081)
Installations	(309)	(295)	(577)	(542)
Advertising, promotions and publications	(291)	(248)	(514)	(456)
Rent	(372)	(360)	(745)	(701)
Transportation	(82)	(99)	(167)	(198)
Materials	(79)	(77)	(156)	(140)
Financial services	(194)	(203)	(397)	(376)
Security	(179)	(181)	(364)	(358)
Utilities	(100)	(118)	(207)	(238)
Travel	(54)	(49)	(97)	(89)
Other	(299)	(322)	(575)	(523)
Depreciation	(394)	(462)	(784)	(889)
Amortization	(348)	(319)	(704)	(562)
Insurance acquisition expenses	(74)	(203)	(178)	(413)
Other expenses	(2,343)	(2,200)	(4,675)	(4,263)
Expenses related to credit cards	(961)	(775)	(1,907)	(1,580)
Losses with third party frauds	(110)	(122)	(285)	(229)
Loss on sale of assets held for sale, fixed assets and investments in associates and joint ventures	(205)	(136)	(288)	(165)
Provision for civil lawsuits (Note 32)	(348)	(389)	(671)	(734)
Provision for tax and social security lawsuits	(231)	(263)	(434)	(478)
Refund of interbank costs	(70)	(70)	(144)	(134)
Other	(418)	(445)	(946)	(943)
Total	(12,914)	(12,673)	(25,413)	(24,060)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	89

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

Demonstration of Income tax and social contribution expense calculation:

	04/01 to	04/01 to	01/01 to	01/01 to
Due on operations for the period	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Income before income tax and social contribution	7,779	12,289	17,184	22,964
Charges (income tax and social contribution) at the rates in effect (Note 2.4 k)	(3,501)	(5,530)	(7,733)	(10,334)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	(57)	51	(121)	107
Foreign exchange variation on investiments abroad	1,132	(2,790)	399	(4,707)
Interest on capital	938	324	1,905	1,215
Corporate reorganizations (Note 2.4 a III)	157	157	314	314
Dividends and interest on external debt bonds	151	116	220	177
Other nondeductible expenses net of non taxable income (*)	(665)	7,031	2,041	11,654
Income tax and social contribution expenses	(1,845)	(641)	(2,975)	(1,574)
Related to temporary differences
Increase (reversal) for the period	873	(5,330)	(1,524)	(9,372)
Increase (reversal) of prior periods	(15)	4	(15)	2
(Expenses)/Income related to deferred taxes	858	(5,326)	(1,539)	(9,370)
Total income tax and social contribution expenses	(987)	(5,967)	(4,514)	(10,944)

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	90

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

		Realization /
	12/31/2016	reversal	Increase	06/30/2017
Reflected in income	47,883	(8,068)	7,484	47,299
Allowance for loan and lease losses	26,975	(5,992)	3,667	24,650
Related to income tax and social contribution tax carryforwards	6,928	(152)	1,450	8,226
Provision for contingent liabilities	5,707	288	(41)	5,954
Civil lawsuits	1,955	(6)	19	1,968
Labor claims	2,168	511	(428)	2,251
Tax and social security	1,582	(217)	368	1,733
Other	2	-	-	2
Goodwill on purchase of investments	165	(124)	-	41
Legal liabilities – tax and social security	387	(86)	92	393
Adjustments of operations carried out on the futures settlement market	485	(13)	22	494
Adjustment to market value of financial assets held for trading and derivatives	145	(145)	337	337
Provision related to health insurance operations	300	-	-	300
Other	6,791	(1,844)	1,957	6,904
Reflected in stockholders’ equity	2,994	(653)	280	2,621
Corporate reorganizations (Note 2.4 a III)	1,256	(314)	-	942
Adjustment to market value of available-for-sale securities	642	(339)	44	347
Cash flow hedge	843	-	228	1,071
Other	253	-	8	261
Total (1)(2)	50,877	(8,721)	7,764	49,920

(1)	Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 35,488 and R$ 514.

(2)	The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

		Realization /
	12/31/2015	reversal	Increase	12/31/2016
Reflected in income	48,911	(16,508)	15,480	47,883
Allowance for loan and lease losses	25,572	(6,337)	7,740	26,975
Related to income tax and social contribution tax carryforwards	6,655	(288)	561	6,928
Provision for contingent liabilities	5,385	(1,784)	2,106	5,707
Civil lawsuits	2,149	(701)	507	1,955
Labor claims	1,812	(1,010)	1,366	2,168
Tax and social security	1,420	(71)	233	1,582
Other	4	(2)	-	2
Goodwill on purchase of investments	511	(346)	-	165
Legal liabilities – tax and social security	508	(200)	79	387
Adjustments of operations carried out in futures settlement market	1,253	(797)	29	485
Adjustment to market value of financial assets held for trading and derivatives	4,951	(4,951)	145	145
Provision related to health insurance operations	322	(22)	-	300
Other	3,754	(1,783)	4,820	6,791
Reflected in stockholders’ equity	4,253	(1,970)	711	2,994
Corporate reorganizations (Note 2.4 a III)	1,883	(627)	-	1,256
Adjustment to market value of available-for-sale securities	1,980	(1,338)	-	642
Cash flow hedge	137	-	706	843
Other	253	(5)	5	253
Total (*)	53,164	(18,478)	16,191	50,877

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 37,395 and R$ 643.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	91

II- The provision for deferred tax and contributions and respective changes are as follows:

		Realization /
	12/31/2016	reversal	Increase	06/30/2017
Reflected in income	13,507	(8,675)	9,630	14,462
Depreciation in excess – finance lease	936	(510)	419	845
Adjustment of escrow deposits and contingent liabilities	1,193	(52)	84	1,225
Pension plans	233	-	72	305
Adjustments of operations carried out on the futures settlement market	1,095	-	337	1,432
Adjustment to market value of financial assets held for trading and derivatives	7,293	(7,293)	7,382	7,382
Taxation of results abroad – capital gains	1,502	-	289	1,791
Other	1,255	(820)	1,047	1,482
Reflected in stockholders’ equity accounts	618	(207)	73	484
Adjustment to market value of available-for-sale securities	486	(159)	-	327
Cash flow hedge	63	-	73	136
Provision for pension plan benefits	35	(25)	-	10
Other	34	(23)	-	11
Total (*)	14,125	(8,882)	9,703	14,946

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 35,488 and R$ 514.

		Realization /
	12/31/2015	reversal	Increase	12/31/2016
Reflected in income	4,277	(2,283)	11,513	13,507
Depreciation in excess – finance lease	1,487	(551)	-	936
Adjustment of escrow deposits and contingent liabilities	1,130	(168)	231	1,193
Pension plans	336	(143)	40	233
Adjustments of operations carried out on the futures settlement market	51	(100)	1,144	1,095
Adjustment to market value of financial assets held for trading and derivatives	198	(198)	7,293	7,293
Taxation of results abroad – capital gains	286	-	1,216	1,502
Other	789	(1,123)	1,589	1,255
Reflected in stockholders’ equity accounts	1,804	(1,639)	453	618
Adjustment to market value of available-for-sale securities	53	-	433	486
Cash flow hedge	1,313	(1,250)	-	63
Provision for pension plan benefits	424	(389)	-	35
Other	14	-	20	34
Total (*)	6,081	(3,922)	11,966	14,125
(*)	Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 37,395 and R$ 643.

III	- The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 06/30/2017, are:

	Deferred tax assets
			Tax loss / social						Net
	Temporary		contribution loss				Deferred tax		deferred
	differences	%	carryforwards	%	Total	%	liabilities	%	taxes	%
2017	16,350	39%	304	4%	16,654	33%	(3,199)	21%	13,455	38%
2018	11,624	28%	1,710	21%	13,334	27%	(451)	3%	12,883	37%
2019	4,494	11%	528	6%	5,022	10%	(1,770)	12%	3,252	9%
2020	1,708	4%	741	9%	2,449	5%	(3,154)	21%	(705)	-2%
2021	992	2%	1,297	16%	2,289	5%	(802)	5%	1,487	4%
After 2021	6,526	16%	3,646	44%	10,172	20%	(5,570)	38%	4,602	14%
Total	41,694	100%	8,226	100%	49,920	100%	(14,946)	100%	34,974	100%
Present value (*)	38,582		6,977		45,559		(13,030)		32,529

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that the trends for the realization of deferred tax assets arising from temporary differences, and tax loss carry forwards should not be used as an indication of future net income.

Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. There are no unrecorded deferred tax assets at 06/30/2017 and 12/31/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	92

Note 28 – Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – basic earnings per Share	04/01 to 06/30/2017	04/01 to 06/30/2016	01/01 to 06/30/2017	01/01 to 06/30/2016
Net income	6,369	5,999	12,370	11,710
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(69)	(70)	(69)	(70)
Subtotal	6,300	5,929	12,301	11,640
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(74)	(74)	(74)	(74)
Subtotal	6,226	5,855	12,227	11,566
Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	3,207	3,009	6,295	5,947
To preferred equity owners	3,019	2,846	5,932	5,619
Total net income available to common equity owners	3,281	3,083	6,369	6,021
Total net income available to preferred equity owners	3,088	2,916	6,001	5,689
Weighted average number of shares outstanding (Note 21a)
Common shares	3,351,741,143	3,351,741,143	3,351,741,143	3,351,741,143
Preferred shares	3,155,404,279	3,170,650,946	3,158,922,612	3,167,060,932
Earnings per share - basic – R$
Common shares	0.99	0.92	1.91	1.80
Preferred shares	0.99	0.92	1.91	1.80

Net income attributable to owners of the parent company – diluted earnings per Share	04/01 to 06/30/2017	04/01 to 06/30/2016	01/01 to 06/30/2017	01/01 to 06/30/2016
Total net income available to preferred equity owners	3,088	2,916	6,001	5,689
Dividend on preferred shares after dilution effects	27	19	35	31
Net income available to preferred equity owners considering preferred shares after the dilution effect	3,115	2,935	6,036	5,720
Total net income available to ordinary equity owners	3,281	3,083	6,369	6,021
Dividend on preferred shares after dilution effects	(27)	(19)	(35)	(31)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	3,254	3,064	6,334	5,990
Adjusted weighted average of shares (Note 21a)
Common shares	3,351,741,143	3,351,741,143	3,351,741,143	3,351,741,143
Preferred shares	3,209,326,813	3,211,878,406	3,195,332,639	3,201,328,525
Preferred shares	3,155,404,279	3,170,650,946	3,158,922,612	3,167,060,932
Incremental shares from stock options granted under our share-based payment	53,922,534	41,227,460	36,410,027	34,267,593
Earnings per share - diluted – R$
Common shares	0.99	0.91	1.90	1.79
Preferred shares	0.99	0.91	1.90	1.79

Potential anti-dilution effects of shares under our share-based payment, which were excluded from the calculation of diluted earnings per share, totaled 1,681,699 preferred shares at 06/30/2017 and 11,480,721 preferred shares at 06/30/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	93

Note 29 – Post-employment benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for employee benefits are summarized below:

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit				Defined contribution (*)				Other benefits				Total
	04/01 to	04/01 to	01/01 to	01/01 to	04/01 to	04/01 to	01/01 to	01/01 to	04/01 to	04/01 to	01/01 to	01/01 to	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Cost of current service	(17)	(18)	(34)	(31)	-	-	-	-	-	-	-	-	(17)	(18)	(34)	(31)
Net interest	(4)	(4)	(7)	(5)	19	60	38	120	(5)	(5)	(11)	(10)	10	51	20	105
Contribution	-	-	-	-	(21)	(32)	(42)	(64)	-	-	-	-	(21)	(32)	(42)	(64)
Benefits paid	-	-	-	-	-	-	-	-	5	4	8	7	5	4	8	7
Total Amounts Recognized	(21)	(22)	(41)	(36)	(2)	28	(4)	56	-	(1)	(3)	(3)	(23)	5	(48)	17

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 158 (R$ 163 from 01/01 to 06/30/2016), of which R$ 42 (R$ 64 from 01/01 to 06/30/2016) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Other comprehensive income

	Defined benefit		Defined contribution		Other benefits		Total
	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016
At the beginning of the period	(70)	(45)	(1,322)	(314)	(49)	(13)	(1,441)	(372)
Effects on asset ceiling	4	(633)	(3)	(1,244)	-	-	1	(1,877)
Remeasurements	(15)	608	(18)	236	-	(36)	(33)	808
Total Amounts Recognized	(81)	(70)	(1,343)	(1,322)	(49)	(49)	(1,473)	(1,441)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	94

a)	Retirement plans

ITAÚ UNIBANCO HOLDING and certain subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulations, which does not require actuarial calculation, except as described in Note 29c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itau Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Defined Benefit Retirement Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s by laws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	95

c)	Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	06/30/2017	06/30/2016
Discount rate (1)	10.24% p.a.	11.28% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	5.04% to 7.12% p.a.	5.04 to 7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING. At 12/31/2016 assumptions were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

II- Risk Exposure - Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets - The actuarial liability is calculated by adopting a discount rate defined on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in Investment Income - A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan's actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk - Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life Expectancy - Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long term balance between assets and obligations to pay retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

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The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value		% Allocation
Types	06/30/2017	12/31/2016	06/30/2017	12/31/2016	Target 2017
Fixed income securities	15,960	15,134	94.64%	91.61%	53% to 100%
Variable income securities	200	685	1.19%	4.15%	0% to 20%
Structured investments	16	9	0.09%	0.05%	0% to 10%
Real estate	618	623	3.66%	3.77%	0% to 7%
Loans to participants	71	69	0.42%	0.42%	0% to 5%
Total	16,865	16,520	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 193 (R$ 575 at 12/31/2016), and real estate rented to Group companies, with a fair value of R$ 592 (R$ 597 at 12/31/2016).

Fair Value

The fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2016, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	06/30/2017	12/31/2016
1 - Net assets of the plans	16,865	16,520
2- Actuarial liabilities	(13,932)	(13,723)
3- Surplus (1-2)	2,933	2,797
4- Asset ceiling (*)	(3,157)	(3,008)
5- Net amount recognized in the balance sheet (3-4)	(224)	(211)
Amount recognized in assets (Note 20a)	332	317
Amount recognized in liabilities (Note 20b)	(556)	(528)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	97

V- Changes in the net amount recognized in the balance sheet:

	06/30/2017
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value at the beginning of the period	16,520	(13,723)	2,797	(3,008)	(211)
Cost of current service	-	(34)	(34)	-	(34)
Net interest (1)	819	(672)	147	(154)	(7)
Benefits paid	(516)	516	-	-	-
Contributions of sponsors	35	-	35	-	35
Contributions of participants	7	-	7	-	7
Effects on asset ceiling	-	-	-	4	4
Exchange Variation	1	3	4	-	4
Remeasurements (2) (3)	(1)	(22)	(23)	1	(22)
Value end of the period	16,865	(13,932)	2,933	(3,157)	(224)

	12/31/2016
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value at the beginning of the period	13,633	(11,587)	2,046	(2,134)	(88)
Cost of current service	-	(62)	(62)	-	(62)
Net interest (1)	1,483	(1,255)	228	(241)	(13)
Benefits paid	(1,060)	1,060	-	-	-
Contributions of sponsors	149	-	149	-	149
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(633)	(633)
Balance arising from the Corpbanca
acquisition (Note 3)	-	(207)	(207)	-	(207)
Exchange Variation	(8)	43	35	-	35
Remeasurements (2) (3)	2,308	(1,715)	593	-	593
Value end of the period	16,520	(13,723)	2,797	(3,008)	(211)

(1) Corresponds to the amount calculated on 01/01/2017 based on the beginning amount (Net Assets, Actuarial Liabilities and Asset ceiling), taking into account the estimated amount of payments/ receipts of benefits / contributions, multiplied by the discount rate of 10.24% p.a. (At 01/01/2016 used by the discount rate of 11.28% p.a.)

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 819 (R$ 3,791 at 12/31/2016).

During the period, the contributions made totaled R$ 35 (R$ 32 from 01/01 to 06/30/2016). The contribution rate increases based on the beneficiary’s salary.

In 2017, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 71.

The estimate for payment of benefits for the next 10 years is as follows:

Payment
Period	estimate
2017	1,071
2018	1,112
2019	1,160
2020	1,212
2021	1,266
2022 to 2026	7,098

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial		recognized in
	liabilities of the plan		Stockholders’ Equity (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	703	5.13%	(271)
- Increase by 0.5%	(644)	(4.70%)	235

(*) Net of effects of asset ceiling

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d)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the Balance sheet:

	06/30/2017			12/31/2016
	Pension plan		Recognized	Pension plan		Recognized
	fund	Asset ceiling	amount	fund	Asset ceiling	amount
Value beginning of the period	1,287	(491)	796	2,229	(270)	1,959
Net interest	63	(25)	38	269	(30)	239
Contribution (Note 29)	(42)	-	(42)	121	-	121
Receivables – allocation of funds (*)	(13)	-	(13)	(515)	-	(515)
Effects on asset ceiling (Note 29)	(15)	12	(3)	(1,053)	(191)	(1,244)
Remeasurements	(18)	-	(18)	236	-	236
Value end of the period (Note 20a)	1,262	(504)	758	1,287	(491)	796

(*)	Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	06/30/2017	12/31/2016
At the beginning of the period	(221)	(179)
Interest cost	(11)	(19)
Benefits paid	8	13
Remeasurements	-	(36)
At the end of the period (Note 20b)	(224)	(221)

The estimate for payment of benefits for the next 10 years is as follows:

Payment
Period	estimate
2017	13
2018	14
2019	15
2020	16
2021	17
2022 to 2026	103

II- Assumptions and sensitivity - medical care cost

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and interest cost	Income	3	(2)
Present value of obligation	Other comprehensive income	26	(22)

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Note 30 – Insurance contracts

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

b)	Main products

I - Insurance

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
	01/01 to	01/01 to	01/01 to	01/01 to
Main insurance lines	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Group accident insurance	6.0	5.4	39.5	42.8
Individual accident	22.6	19.0	10.6	12.5
Commercial multiple peril	35.7	43.7	21.1	20.9
Internal credit	136.4	193.4	1.0	6.3
Mandatory insurance for personal injury caused by motor vehicles
(DPVAT)	85.7	86.4	1.2	1.4
Serious or terminal diseases	17.5	13.5	10.7	10.7
Extended warranty - assets	16.9	18.1	62.1	64.0
Credit Life	15.4	18.7	18.9	19.5
Income from Uncertain Events	18.5	16.6	14.7	14.3
Multiple risks	13.7	9.9	61.1	61.5
Home insurance in market policies – Credit Life	7.5	11.2	20.3	(2.5)
Group life	32.7	46.4	12.0	13.8

II - Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

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III – Income related to insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions issued				Reinsurance				Retained premiums and contributions
	04/01 to	04/01 to	01/01 to	01/01 to	04/01 to	04/01 to	01/01 to	01/01 to	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Group accident insurance	170	205	336	402	(1)	(2)	(1)	(3)	169	203	335	399
Individual accident	69	69	128	120	(1)	(6)	(1)	(11)	68	63	127	109
Commercial multiple peril	14	14	26	29	-	-	-	-	14	14	26	29
Internal Credit	15	14	29	39	-	-	-	-	15	14	29	39
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	6	9	16	24	-	-	-	-	6	9	16	24
Serious or terminal diseases	48	50	88	87	-	-	-	(1)	48	50	88	86
Warranty extension - assets	-	31	-	72	-	-	-		-	31	-	72
Disability Savings Pension	81	74	162	144	(1)	(1)	(2)	(2)	80	73	160	142
PGBL	429	431	875	816	-	-	-	-	429	431	875	816
Credit Life	144	132	285	275	(2)	-	(2)	-	142	132	283	275
Income from Uncertain Events	44	41	77	73	-	-		-	44	41	77	73
Multiple risks	37	40	81	82	-	-	-	-	37	40	81	82
Home Insurance in Market Policies – Credit Life	69	64	138	126	-	(4)	(4)	(8)	69	60	134	118
Traditional	28	29	57	57	-	-	-	-	28	29	57	57
VGBL	4,877	4,754	10,180	8,642	-	-	-	-	4,877	4,754	10,180	8,642
Group life	248	346	561	655	(6)	(22)	(9)	(26)	242	324	552	629
Other lines	113	109	221	215	(1)	(3)	(7)	(6)	112	106	214	209
Total	6,392	6,412	13,260	11,858	(12)	(38)	(26)	(57)	6,380	6,374	13,234	11,801

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c)	Technical reserves for insurance and private pension

The technical provisions of insurance and pension plan are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I - Insurance and private pension:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata-die basis.The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

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II.I - Change in technical provisions

	06/30/2017				12/31/2016
	Property,				Property,
	individuals		Life with		Individuals		Life with
	and life	Private	survivor		and life	Private	survivor
	insurance	pension	benefits	Total	insurance	pension	benefits	Total
Opening balance	3,926	37,679	112,471	154,076	4,755	32,688	91,862	129,305
(+) Additions arising from premiums / contribution	1,980	1,094	10,180	13,254	4,302	2,395	18,153	24,850
(-) Deferral of risk	(2,176)	(162)	-	(2,338)	(5,124)	(297)	-	(5,421)
(-) Payment of claims / benefits	(644)	(211)	(54)	(909)	(1,623)	(370)	(39)	(2,032)
(+) Reported claims	662	-	-	662	1,620	-	-	1,620
(-) Redemptions	(1)	(891)	(5,347)	(6,239)	(1)	(1,939)	(13,277)	(15,217)
(+/-) Net portability	-	328	666	994	-	380	709	1,089
(+) Adjustment of reserves and financial surplus	10	1,717	6,022	7,749	20	4,371	13,171	17,562
(+) Corporate Reorganization	(282)	-	-	(282)				-
(+/-) Other (recognition / reversal)	(149)	132	(81)	(98)	(23)	451	1,892	2,320
Reserves for insurance and private pension	3,326	39,686	123,857	166,869	3,926	37,679	112,471	154,076

II.II - Technical provisions balances

	Insurance		Private pension		Total
	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Unearned premiums	1,951	2,204	16	17	1,967	2,221
Mathematical reserve for benefits to be granted and benefits granted	75	24	161,679	148,341	161,754	148,365
Redemptions and Other Unsettled Amounts	11	11	231	210	242	221
Financial surplus	2	2	611	581	613	583
Unsettled claims (1)	543	769	28	23	571	792
IBNR	359	435	28	27	387	462
Administrative and Related Expenses	29	39	78	71	107	110
Other	356	442	872	880	1,228	1,322
Total (2)	3,326	3,926	163,543	150,150	166,869	154,076

(1) The provision for unsettled claims is detailed in Note 30e.

(2) This table covers the amendments established by Susep Circular No. 517, de 07/30/2015, also for comparison purposes.

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d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2017	429
Increase	398
Amortization	(519)
Balance at 06/30/2017	308
Balance to be amortized in up to 12 months	248
Balance to be amortized after 12 months	60

Balance at 01/01/2016	901
Increase	902
Amortization	(1,374)
Balance at 12/31/2016	429
Balance to be amortized in up to 12 months	335
Balance to be amortized after 12 months	94

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

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e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I – Gross of reinsurance

Reserve for unsettled claims (*)	571
(-) DPVAT operations	12
(-) IBNER (claims incurred but not sufficiently reported)	183
(-) Retrocession and other estimates	4
Liability claims presented in the development table (Ia + Ib)	372

(*) Provision for unsettled claims stated in Note 30c II.II of 06/30/2017, gross of reinsurance

Ia - Administratives claims - gross of reinsurance

Occurrence date	06/30/2013	06/30/2014	06/30/2015	06/30/2016	06/30/2017	Total
At the end of reporting period	1,059	913	997	1,061	861
After 1 year	1,068	922	1,028	1,075
After 2 years	1,069	931	1,036
After 3 years	1,071	934
After 4 years	1,071
Current estimate	1,071	934	1,036	1,075	861
Accumulated payments through base date	1,068	929	1,026	1,048	718	4,789
Liabilities recognized in the balance sheet	3	5	10	27	143	188
Liabilities in relation to prior years						16
Total administratives claims included in balance sheet						204

Ib - Judicial claims - gross of reinsurance

Occurrence date	06/30/2013	06/30/2014	06/30/2015	06/30/2016	06/30/2017	Total
At the end of reporting period	42	36	32	38	38
After 1 year	52	46	42	42
After 2 years	56	54	45
After 3 years	62	57
After 4 years	64
Current estimate	64	57	45	42	38
Accumulated payments through base date	55	43	32	31	30	191
Liabilities recognized in the balance sheet	8	14	13	11	9	55
Liabilities in relation to prior years						113
Total judicial claims included in balance sheet						168

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II - Net of reinsurance

Reserve for unsettled claims (1)	571
(-) DPVAT operations	12
(-) IBNER	183
(-) Reinsurance (2)	19
(-) Retrocession and other estimates	4
Liability claims presented in the development table (IIa + IIb)	353

(1) Provision refers to provision for unsettled claims stated in Note 30c II.II of 06/30/2017.

(2) Reinsurance operations stated in Note 30I III of 06/30/2017.

IIa - Administratives claims - net of reinsurance

Occurrence date	06/30/2013	06/30/2014	06/30/2015	06/30/2016	06/30/2017	Total
At the end of reporting period	1,022	896	972	1,054	848
After 1 year	1,031	905	993	1,068
After 2 years	1,032	911	1,001
After 3 years	1,033	913
After 4 years	1,034
Current estimate	1,034	913	1,001	1,068	848
Accumulated payments through base date	1,031	908	991	1,040	706	4,676
Liabilities recognized in the balance sheet	3	5	10	27	142	187
Liabilities in relation to prior years						9
Total administratives claims included in balance sheet						196

IIb - Judicial claims - net of reinsurance

Occurrence date	06/30/2013	06/30/2014	06/30/2015	06/30/2016	06/30/2017	Total
At the end of reporting period	42	36	32	38	35
After 1 year	52	46	41	42
After 2 years	56	54	45
After 3 years	62	57
After 4 years	64
Current estimate	64	57	45	42	35
Accumulated payments through base date	55	43	32	31	27	188
Liabilities recognized in the balance sheet	8	14	12	11	9	54
Liabilities in relation to prior years						103
Total judicial claims included in balance sheet						157

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

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f)	Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not show any deficiency for periods ended 2016, 2015 and 2014.

The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections.

Methodology and Test Grouping

The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. Cash flows for the deferral and the assignment phases are tested on a separate basis for social security products.

The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio.

Biometric Tables

Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability.

Risk-free Interest Rate

The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows.

The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the guarantee assets portfolio.

Income conversion rate

The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors.

Other Assumptions

Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

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g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and/or amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries.

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

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The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. Results were as follows:

	Impact in Results and Stockholders’ Equity (*)
	06/30/2017			12/31/2016
	Supplementary	Insurance		Supplementary	Insurance
	Retirement Plans and	Gross of	Net of	Retirement Plans and	Gross of	Net of
Sensitivity analysis	Life with Living Benefits	reinsurance	reinsurance	Life with Living Benefits	reinsurance	reinsurance
5% increase in mortality rates	23	-	(1)	21	(3)	(3)
5% decrease in mortality rates	(24)	1	-	(23)	3	3

0.1% increase in risk-free interest rates	51	4	4	49	6	6
0.1% decrease in risk-free interest rates	(52)	(4)	(4)	(50)	(6)	(6)

5% increase in conversion in income rates	(6)	-	-	(6)	-	-
5% decrease in conversion in income rates	6	-	-	6	-	-

5% increase in claims	-	(37)	(35)	0	(50)	(48)
5% decrease in claims	-	37	35	0	50	48

(*) Amounts net of tax effects.

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

The extended warranty product, this is marketed by the retail company that sells to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

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There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels.

	04/01 to 06/30/2017			04/01 to 06/30/2016			01/01 to 06/30/2017			01/01 to 06/30/2016
	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention
	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)
Property and casualty
Mandatory personal injury caused by
motor vehicle (DPVAT)	6	6	100.0	9	9	100.0	16	16	100.0	24	24	100.0
Extended warranty	-	-	0.0	31	31	100.0	-	-	0.0	72	72	100.0
Individuals
Group accident insurance	170	169	99.4	205	203	99.0	336	335	99.8	402	399	99.2
Individual accident	69	68	98.6	69	63	91.3	128	127	99.5	120	109	90.8
Credit life	144	142	98.6	132	132	100.0	285	283	99.4	275	275	100.0
Group life	248	242	97.6	346	324	93.6	561	552	98.4	655	629	96.0

i)	Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, ITAÚ UNIBANCO HOLDING understand that the major risks inherent in these products are as follows:

•	Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;

•	Market risk;

•	Credit risk;

•	Operational risk;

•	Liquidity risk in insurance operations.

j)	Duties and responsibilities

In line with good national and international practices and to ensure that the risks arising from insurance, pension plan and capitalization products are properly identified, measured, assesses, reported and approved in proper bodies, the ITAÚ UNIBANCO HOLDING has a risk management structure which guidelines are established in an internal policy, approved by its Board of Directors, applicable to the companies and subsidiaries exposed to insurance, pension plan and capitalization risks in Brazil and abroad.

The management process of insurance, pension plan and capitalization risks is based on responsibilities established and distributed between the control and business areas, assuring independence among them and focusing on the specificities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING.

Also, as part of the risk management process, there is a governance structure where decisions may be escalated to panels, ensuring compliance with a number of internal and regulatory requirements, as well as balanced decisions regarding risks.

The purpose of ITAÚ UNIBANCO HOLDING is to ensure that assets backing long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

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Considering actuarial assumptions, a detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. Based on this mapping, Asset Liability Management models are used to find the best asset portfolio composition that enables the neutralize the risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolios of backing assets are periodically rebalanced based on the fluctuations in market prices of assets, the company’s liquidity needs, and changes in characteristics of liabilities.

k)	Market, credit and liquidity risk

I)	Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. For a detailed description of metrics, see Note 36 – Market risk. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

	06/30/2017		12/31/2016
	Account		Account
Class	balance	DV01	balance	DV01
Government securities
NTN-C	5,089	(2.94)	5,141	(3.03)
NTN-B	4,844	(6.37)	2,969	(3.53)
LTN	-	-	-	-

DI Future	-	-	-	-

Private securities
Indexed to IPCA	370	(0.14)	307	(0.14)
Indexed to PRE	105	(0.00)	240	(0.00)

Shares	0	0.00	0	0.00

Floating assets	5,032	-	5,852	-

Under agreements to resell	4,657	-	6,266	-

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II)	Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	06/30/2017			12/31/2016
		Liabilities	Liabilities	Assets	Liabilities	Liabilities	Assets
		amounts (1)	DU (2)	DU (2)	amounts (1)	DU (2)	DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,950	25.3	10.1	2,202	13.5	12.7
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	928	21.4	18.6	1,242	13.8	18.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	414	88.5	33.9	446	119.0	33.3
Subtotal	Subtotal	3,292			3,890
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	78	114.0	82.1	71	107.4	80.9
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	18	-	11.1	19	-	14.1
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	31	-	11.0	25	-	13.9
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	28	18.8	11.1	27	11.4	14.1
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	242	-	11.1	221	-	14.0
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	1,703	114.0	82.3	1,737	107.4	81.1
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	155,500	178.4	38.8	142,039	169.9	39.4
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, Debentures	4,493	217.3	98.0	4,584	210.9	92.0
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	871	217.3	98.0	880	210.9	92.0
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	613	216.9	97.8	583	210.6	91.8
Subtotal	Subtotal	163,577			150,186
Total technical reserves	Total backing assets	166,869			154,076

(1)	Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2)	DU = Duration in months

(3)	Excluding PGBL / VGBL reserves allocated in variable income.

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III)	Credit Risk

Reinsurers – Breakdown

We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies:

-	Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 58.01% (56.14% at 12/31/2016) and Munich Re do Brasil with 40.13% (43.33% at 12/31/2016).

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by Munich Re do Brasil with 70% (70% at 12/31/2016) and General Reinsurance AG with 30% (30% at 12/31/2016).

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IV)	Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	06/30/2017
	Interbank deposits and			Available-for-	Held-to-
	securities purchased under	Held-for-trading	Derivatives	sale financial	Maturity
Internal rating (*)	agreements to resell	financial assets	assets	assets	financial assets	Total
Lower risk	7,621	134,860	297	5,425	3,479	151,682
Satisfactory		1	-	-	-	1
Higher Risk	-	-	-	-	-	-
Total	7,621	134,861	297	5,425	3,479	151,683
%	5.0	88.9	0.2	3.6	2.3	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2016
	Interbank deposits and			Available-for-	Held-to-
	securities purchased under	Held-for-trading	Derivatives	sale financial	Maturity
Internal rating (*)	agreements to resell	financial assets	assets	assets	financial assets	Total
Lower risk	7,859	125,944	284	3,558	4,629	142,274
Satisfactory	-	13	-	-	-	13
Higher Risk	-	-	-	-	-	-
Total	7,859	125,957	284	3,558	4,629	142,287
%	5.5	88.5	0.2	2.5	3.3	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

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l)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

Reinsurance assets

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid, as from December 2015, they are revalued after 180 days have elapsed in relation to the possibility of non-recovery. For previous periods, revaluation term is 365 days. This amendment was for compliance with the SUSEP Circular in force. In case of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policy holders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

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I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Opening balance	46	18	74	103
Issued contracts	-	-	19	79
Recoverable claims	5	32	-	-
Prepayments / payments to reinsurer	(5)	(3)	(28)	(108)
Other increase / reversal	(5)	(1)	-	-
Closing balance	41	46	65	74

II – Balances of technical reserves with reinsurance assets

	06/30/2017	12/31/2016
Reinsurance claims	51	52
Reinsurance premiums	17	15
Closing balance	68	67

III – Changes in balances of technical reserves for reinsurance claims

	06/30/2017	12/31/2016
Opening balance	52	52
Reported claims	13	70
Paid claims	(17)	(99)
Other increase / reversal	2	2
Monetary adjustment and interest of claims	1	27
Closing balance (*)	51	52

(*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	06/30/2017	12/31/2016
Opening balance	15	24
Receipts	13	65
Payments	(11)	(74)
Other increase / reversal	-	-
Closing balance	17	15

V – Changes in balances of technical reserves for reinsurance commission

	06/30/2017	12/31/2016
Opening balance	-	-
Receipts	-	6
Payments	-	(6)
Other increase / reversal		-
Closing balance	-	-

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m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law N° 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law N° 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law N° 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have plans and the open-ended private pension companies.

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Note 31 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	06/30/2017		12/31/2016
		Estimated		Estimated
	Carrying value	fair value	Carrying value	fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	111,307	111,307	104,242	104,242
Interbank deposits	28,715	28,778	22,692	22,731
Securities purchased under agreements to resell	261,443	261,443	265,051	265,051
Financial assets held for trading (*)	223,211	223,211	204,648	204,648
Financial assets designated at fair value through profit or loss (*)	1,410	1,410	1,191	1,191
Derivatives (*)	19,305	19,305	24,231	24,231
Available-for-sale financial assets (*)	89,175	89,175	88,277	88,277
Held-to-maturity financial assets	39,092	40,360	40,495	40,749
Loan operations and lease operations	452,209	459,201	463,394	472,704
Other financial assets	52,666	52,666	53,917	53,917
Financial liabilities
Deposits	352,327	352,262	329,414	329,371
Securities sold under repurchase agreements	321,922	321,922	349,164	349,164
Financial liabilities held for trading (*)	457	457	519	519
Derivatives (*)	21,420	21,420	24,698	24,698
Interbank market debt	136,872	136,452	135,483	134,730
Institutional market debt	97,506	96,247	96,239	95,012
Liabilities for capitalization plans	3,215	3,215	3,147	3,147
Other financial liabilities	63,731	63,731	71,832	71,832

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 79,772 (R$ 77,453 at 12/31/2016) with an estimated fair value of R$ 1,015 (R$ 1,066 at 12/31/2016).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

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•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Deposits – The fair value of fixed-rate loans with maturity dates was determined by discounting estimated cash flows, applying current interest rates for similar funding operations. Cash deposits are not considered in the fair value estimate. The assumptions related to cash flows and discount rates are determined based on information available in the market and information specific for each operation.

f)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

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Financial assets for trading, Available for sale, and Designated at fair value through profit or loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities, securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

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Distribution by level

The following table presents the breakdown of risk levels at 06/30/2017 and 12/31/2016 for financial assets held for trading and available-for-sale financial assets.

	06/30/2017				12/31/2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	190,244	31,997	970	223,211	165,883	37,760	1,005	204,648
Investment funds	5	2,216	-	2,221	14	1,159	-	1,173
Brazilian government securities	180,540	2,736	1	183,277	157,369	2,654	1	160,024
Brazilian external debt bonds	5,364	-	-	5,364	5,325	-	-	5,325
Government securities – other countries	1,765	1,720	-	3,485	819	2,916	-	3,735
Argentina	1,516	-	-	1,516	651	-	-	651
Chile	84	102	-	186	-	127	-	127
Colombia	-	1,530	-	1,530	-	2,669	-	2,669
United States	80	-	-	80	78	-	-	78
Mexico	9	-	-	9	6	-	-	6
Paraguay	-	-	-	-	-	88	-	88
Uruguay	-	88	-	88	-	32	-	32
Other	76	-	-	76	84	-	-	84
Corporate securities	2,570	25,325	969	28,864	2,356	31,031	1,004	34,391
Shares	1,635	-	856	2,491	1,533	-	958	2,491
Bank deposit certificates	13	2,006	-	2,019	12	1,812	-	1,824
Securitized real estate loans	-	-	34	34	-	-	-	-
Debentures	198	2,015	61	2,274	216	2,949	25	3,190
Eurobonds and others	724	17	17	758	595	49	18	662
Financial credit bills	-	21,170	-	21,170	-	25,893	-	25,893
Promissory notes	-	26	-	26	-	-	-	-
Other	-	91	1	92	-	328	3	331
Available-for-sale financial assets	36,952	44,341	7,882	89,175	34,840	43,903	9,534	88,277
Investment funds	-	188	-	188	-	42	-	42
Brazilian government securities	20,884	693	225	21,802	17,039	671	228	17,938
Brazilian external debt bonds	11,874	-	-	11,874	14,065	-	-	14,065
Government securities – other countries	1,585	17,750	94	19,429	1,536	12,850	86	14,472
Chile	-	5,701	94	5,795	-	5,758	86	5,844
Colombia	-	1,803	-	1,803	-	1,155	-	1,155
Korea	-	2,954	-	2,954	-	2,673	-	2,673
Denmark	-	2,282	-	2,282	-	819	-	819
Spain	-	2,941	-	2,941	-	923	-	923
United States	1,585	-	-	1,585	1,427	-	-	1,427
Netherlands	-	-	-	-	101	-	-	101
Paraguay	-	1,709	-	1,709	-	1,111	-	1,111
Uruguay	-	360	-	360	-	411	-	411
Other	-	-	-	-	8	-	-	8
Corporate securities	2,609	25,710	7,563	35,882	2,200	30,340	9,220	41,760
Shares	1,141	-	607	1,748	817	-	568	1,385
Rural Product Note	-	1,111	416	1,527	-	876	549	1,425
Bank deposit certificates	-	489	101	590	-	2,527	114	2,641
Securitized real estate loans	-	-	1,993	1,993	-	-	2,095	2,095
Debentures	280	16,122	4,103	20,505	277	16,007	4,886	21,170
Eurobonds and others	1,188	4,920	335	6,443	1,105	5,615	995	7,715
Financial credit bills	-	641	-	641	-	2,816	-	2,816
Promissory notes	-	2,166	-	2,166	1	2,172	-	2,173
Other	-	261	8	269	-	327	13	340
Financial assets designated at fair value through profit or loss	1,410	-	-	1,410	1,191	-	-	1,191
Brazilian government securities	1,410	-	-	1,410	1,191	-	-	1,191
Financial liabilities held for trading	-	457	-	457	-	519	-	519
Structured notes	-	457	-	457	-	519	-	519

The following table presents the breakdown of risk levels at 06/30/2017 and 12/31/2016 for our derivative assets and liabilities.

	06/30/2017				12/31/2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	132	18,755	418	19,305	127	23,583	521	24,231
Futures	132	-	-	132	127	-	-	127
Swap – differential receivable	-	8,514	401	8,915	-	10,074	468	10,542
Options	-	3,135	16	3,151	-	4,745	47	4,792
Forwards (onshore)	-	4,309	-	4,309	-	4,971	-	4,971
Credit derivatives	-	254	-	254	-	181	-	181
Forwards (offshore)	-	2,399	-	2,399	-	3,459	-	3,459
Check of swap	-	29	-	29	-	88	-	88
Other derivatives	-	115	1	116	-	65	6	71
Derivatives - liabilities	-	(21,350)	(70)	(21,420)	-	(24,638)	(60)	(24,698)
Swap – differential payable	-	(12,304)	(69)	(12,373)	-	(13,165)	(56)	(13,221)
Options	-	(2,363)	(1)	(2,364)	-	(4,548)	(4)	(4,552)
Forwards (onshore)	-	(3,722)	-	(3,722)	-	(3,530)	-	(3,530)
Credit derivatives	-	(184)	-	(184)	-	(147)	-	(147)
Forwards (offshore)	-	(2,444)	-	(2,444)	-	(2,825)	-	(2,825)
Check of swap	-	(281)	-	(281)	-	(353)	-	(353)
Other derivatives	-	(52)	-	(52)	-	(70)	-	(70)

There were no significant transfer between Level 1 and Level 2 during the period from June 30, 2017 and December 31, 2016. Transfers to and from Level 3 are presented in movements of Level 3.

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Measurement of fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 76,338 in financial instruments classified as Level 2, at June 30, 2017, pricing service or brokers were used to evaluate securities at the fair value of R$ 42,544, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	122

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives linked to shares.

							Total gains (losses)
		Total gains or			Transfers in	Fair value	related to assets and
	Fair value at	losses (realized /			and / or out of	at	liabilities still held at
	12/31/2016	unrealized)	Purchases	Settlements	Level 3	06/30/2017	06/30/2017
Financial assets held for trading	1,005	(130)	44	(265)	316	970	(254)
Brazilian government securities	1	-	-	-	-	1	-
Corporate securities	1,004	(130)	44	(265)	316	969	(254)
Shares	958	(102)	-	-	-	856	(253)
Securitized real estate loans	-	(1)	35	-	-	34	(1)
Debentures	25	(8)	-	(212)	256	61	-
Eurobonds and others	18	(17)	9	(17)	24	17	-
Financial credit bills		-	-	(36)	36	-	-
Other	3	(2)	-	-	-	1	-
Available-for-sale financial assets	9,534	(1,001)	1,809	(1,996)	(464)	7,882	(1,051)
Brazilian government securities	228	(3)	-	-	-	225	18
Government securities – abroad - Chile	86	1	187	(180)	-	94	-
Corporate securities	9,220	(999)	1,622	(1,816)	(464)	7,563	(1,069)
Shares	568	117	98	-	(176)	607	114
Rural Product Note	549	(8)	107	(154)	(78)	416	(21)
Bank deposit certificates	114	3	214	(230)	-	101	-
Securitized real estate loans	2,095	(171)	69	-	-	1,993	(20)
Debentures	4,886	(834)	749	(601)	(97)	4,103	(1,144)
Eurobonds and others	995	(101)	385	(831)	(113)	335	2
Other	13	(5)	-	-	-	8	-

							Total gains (losses)
		Total gains or			Transfers in	Fair value	related to assets and
	Fair value at	losses (realized /			and / or out of	at	liabilities still held at
	12/31/2016	unrealized)	Purchases	Settlements	Level 3	06/30/2017	06/30/2017
Derivatives - assets	521	(27)	32	(150)	42	418	6
Swap – differential receivable	468	(17)	-	(92)	42	401	20
Options	47	(6)	32	(57)	-	16	(13)
Other derivatives	6	(4)	-	(1)	-	1	(1)
Derivatives - liabilities	(60)	(45)	(4)	60	(21)	(70)	(25)
Swap – differential payable	(56)	(44)	-	52	(21)	(69)	(27)
Options	(4)	(1)	(4)	8	-	(1)	2

							Total gains (losses)
		Total gains or			Transfers in	Fair value	related to assets and
	Fair value at	losses (realized /			and / or out of	at	liabilities still held at
	12/31/2015	unrealized)	Purchases	Settlements	Level 3	12/31/2016	12/31/2016
Financial assets held for trading	60	(151)	87	(344)	1,353	1,005	(154)
Brazilian government securities	3	-	-	(2)	-	1	-
Corporate securities	57	(151)	87	(342)	1,353	1,004	(154)
Shares	-	(114)	-	-	1,072	958	(152)
Debentures	48	(37)	33	(306)	287	25	(2)
Eurobonds and others	6	-	54	(36)	(6)	18	-
Other	3	-	-	-	-	3	-
Available-for-sale financial assets	4,259	(677)	4,626	(4,380)	5,706	9,534	(685)
Investment funds	114	313	-	(427)	-	-	-
Brazilian government securities	212	(208)	-	220	4	228	11
Government securities – abroad - Chile	29	(44)	321	(220)	-	86	-
Corporate securities	3,904	(738)	4,305	(3,953)	5,702	9,220	(696)
Shares	267	119	-	(227)	409	568	76
Rural Product Note	52	(54)	1,205	(851)	197	549	(57)
Bank deposit certificates	130	2	483	(501)	-	114	-
Securitized real estate loans	2,037	58	11	(10)	(1)	2,095	(55)
Debentures	844	(739)	2,111	(994)	3,664	4,886	(653)
Eurobonds and others	26	(130)	446	(837)	1,490	995	(7)
Financial credit bills	367	14	-	(301)	(80)	-	-
Promissory notes	54	-	-	(54)	-	-	-
Other	127	(8)	49	(178)	23	13	-

							Total gains (losses)
		Total gains or			Transfers in	Fair value	related to assets and
	Fair value at	losses (realized /			and / or out of	at	liabilities still held at
	12/31/2015	unrealized)	Purchases	Settlements	Level 3	12/31/2016	12/31/2016
Derivatives - Assets	1,251	(713)	254	(728)	457	521	(7)
Swaps - differential receivable	1,189	(731)	8	(455)	457	468	21
Options	33	36	246	(268)	-	47	(28)
Other derivatives	29	(18)	-	(5)	-	6	-
Derivatives - Liabilities	(33)	18	(35)	96	(106)	(60)	(2)
Swaps - differential payable	(21)	9	(5)	67	(106)	(56)	(8)
Options	(12)	9	(30)	29	-	(4)	6

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	123

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 (in which prices negotiated are not easily noticeable in active markets) is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		06/30/2017
		Impact
			Stockholders'
Risk factor groups	Scenarios	Result	equity
	I	(2.1)	(2.0)
Interest rates	II	(51.6)	(50.3)
	III	(103.1)	(99.7)
Currency, commodities, and ratios	I	(73.2)	-
	II	(146.3)	-
Nonlinear	I	(5.6)	-
	II	(8.2)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, commodities and ratios

Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Shocks at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Shocks at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	124

Note 32 – Provisions, contingencies and other commitments

Provision	06/30/2017	12/31/2016
Civil	5,225	5,172
Labor	7,331	7,232
Tax and social security	8,669	8,246
Other	246	259
Total	21,471	20,909
Current	4,461	4,434
Non-current	17,010	16,475

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a)	Contingent assets: there are no contingent assets recorded.

b)	Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits (related to claims of a similar nature and with individual amounts that are not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,731 (R$ 3,388 at 12/31/2016), in this amount there are no values resulting from interests in joint ventures.

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-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits (related to claims considered similar and with individual amounts that are not considered relevant): The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 54 (R$ 79 of 12/31/2016).

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

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The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposit balances:

	01/01 to 06/30/2017
	Civil	Labor	Other	Total
Opening balance	5,172	7,232	259	12,663
Balance arising from Corpbanca acquisition (Note 3)	(1)	-	-	(1)
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(256)	(1,066)	-	(1,322)
Subtotal	4,915	6,166	259	11,340
Interest (Note 26)	64	312	-	376
Changes in the period reflected in results (Note 26)	607	1,077	(13)	1,671
Increase (*)	839	1,183	-	2,022
Reversal	(232)	(106)	(13)	(351)
Payment	(636)	(1,264)	-	(1,900)
Subtotal	4,950	6,291	246	11,487
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	275	1,040	-	1,315
Closing balance	5,225	7,331	246	12,802
Escrow deposits at 06/30/2017 (Note 20a)	1,529	2,289	-	3,818

(*)	Civil provisions include the provision for economic plans amounting to R$ 73.

	01/01 to 06/30/2016
	Civil	Labor	Other	Total
Opening balance	5,227	6,132	135	11,494
Balance arising from the merger with Corpbanca (Note 3)	2	5	133	140
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(236)	(1,089)	-	(1,325)
Subtotal	4,993	5,048	268	10,309
Interest (Note 26)	175	311	-	486
Changes in the period reflected in results (Note 26)	559	1,103	(15)	1,647
Increase (*)	880	1,196	(14)	2,062
Reversal	(321)	(93)	(1)	(415)
Payment	(805)	(1,003)	-	(1,808)
Subtotal	4,922	5,459	253	10,634
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	250	1,056	-	1,306
Closing balance	5,172	6,515	253	11,940
Escrow deposits at 06/30/2016 (Note 20a)	1,653	2,294	-	3,947

(*)	Civil provisions include the provision for economic plans amounting to R$ 102.

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

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The table below shows the changes in the balances of provisions and respective balance of escrow deposits for tax and social security lawsuits:

	01/01 to	01/01 to
Provision	06/30/2017	06/30/2016
Opening balance	8,246	7,500
(-) Contingencies guaranteed by indemnity clause	(69)	(64)
Subtotal	8,177	7,436
Interest (*)	385	357
Changes in the period reflected in results	49	71
Increase (*)	254	142
Reversal (*)	(205)	(71)
Payment	(12)	(69)
Subtotal	8,599	7,795
(+) Contingencies guaranteed by indemnity clause	70	67
Closing balance	8,669	7,862

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

	01/01 to	01/01 to
Escrow deposits	06/30/2017	06/30/2016
Opening balance	4,847	4,339
Appropriation of interest	174	188
Changes in the period	18	106
Deposits made	136	164
Withdrawals	(117)	(33)
Deposits released	(1)	(25)
Closing balance (Note 20a)	5,039	4,633
Closing balance after reclassification	5,039	4,633

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	128

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,255: the company is discussing the lack of constitutional support for the increase, establishes by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,237;

•	INSS – Accident Prevention Factor (FAP) – R$ 1,049: the company is discussing the legality of FAP and inconsistent calculations made by the INSS. The balance of the deposit in court totals R$ 114;

•	ISS– Banking Activities – R$ 924: it is being discussed that certain revenues do not constitute a taxable event of the local tax or it is not included in the list of services of Supplementary Law 116/03 and/or Decree Law 406/68. The total balance of escrow deposit is R$ 347;

•	PIS and COFINS – Calculation basis – R$ 666: the company is challenging the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 578;

•	IRPJ and CSLL – Profits abroad – R$ 613: the company is discussing the calculation bases with respect to profits earned abroad and the inapplicability of the SRF Regulatory Instruction No. 213/02, which exceeds the corresponding legal provision. The balance of the deposit in court totals R$ 206.

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized as a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 20,098, are described below:

•	INSS – Non-compensatory amounts – R$ 4,928: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,470: the deductibility of goodwill with future expected profitability on the acquisition of investments, and R$ 689 of this amount is guaranteed in purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,590: cases in which the liquidity and the ability of offset credits are discussed;

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,454: the company is discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ and CSLL – Interest on capital – R$ 1,453: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,058: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 607 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

•	IRPJ and CSLL – Disallowance of Tax Losses – R$ 584: Discussion on the amount of tax loss carryforwards, which may reduce the calculation basis of such taxes;

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,152 (R$ 1,128 at 12/31/2016) (Note 20a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A. which occurred 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

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d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	06/30/2017	06/30/2016
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	940	948
Escrow deposits (Note 20a)	4,646	4,438

Deposits related to lawsuits must be made in court and can be withdrawn by the winning party in the lawsuit, with the respective additions provided for by law, according to the court decision.

In general, the provisions related to the lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system. For this reason, no estimate of the specific year in which these lawsuits will be terminated has been disclosed.

Pursuant to the position of its legal advisors, ITAÚ UNIBANCO HOLDING is not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations.

e)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING adhere to PPIs – Installment Payment Incentive Programs substantially related to the local level, established the following by laws: Law No. 5,854, of April 27, 2015 - Rio de Janeiro; Law No. 8,927, of October 22, 2015 and Decree-Law No. 26,624, of October 26, 2015 - Salvador; Law No. 18,181, of November 30, 2015 and Decree Law No. 29,275, of November 30, 2015 - Recife; Supplementary Law No. 95, of October 19, 2015 - Curitiba; Law No. 3,546, of December 18, 2015 – Salto; Law No. 12,457, of October 03,2016 – Londrina.

The PPIs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the PPIs on results at 01/01 to 06/30/2016 was R$ 12, and it is recorded in Other Operating Income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	130

Note 33 – Regulatory capital

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil (BACEN), which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. BACEN also determines minimum capital requirements, procedures for verification of information for assessment of the global systemic importance of financial institutions, limits for fixed assets, limits for loans, accounting practices and requirements of compulsory deposits, requiring banks to comply with the regulation based on the Basel Accord on capital adequacy. Additionally, the National Council of Private Insurance (CNSP) and SUSEP issue regulations on capital requirement, which affect our insurance, pension plan and capitalization operations.

a)	Capital Requirements in Place and In Progress

ITAÚ UNIBANCO HOLDING’s minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as indices obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

The Total Capital, Tier 1 Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to entities that are part of Prudential Conglomerate, which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which ITAÚ UNIBANCO HOLDING retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING to use market risk internal models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD portion, as set forth in BACEN Circular 3,646.

For foreign units, the standardized approach is adopted. Therefore, the internal models are not used for Argentina, Chile, Itaú BBA International, Itaú BBA Colombia, Paraguay, and Uruguay units.

From January 1, 2017 to December 31, 2017, the minimum capital ratio required is 9.25%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

In addition to minimum regulatory capital requirements, BACEN rules established the Additional Common Equity (ACP), corresponding to the sum of the portions of ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the above-mentioned requirements, increase the need for capital over time. The amounts of each one of the portions, as established by CMN Resolution 4,193, are shown in the table below.

Basel III also reformulated the requirements for qualification of instruments eligible for Tier I and Tier II Capital, as regulated in Brazil by CMN Resolution 4,192. This reform includes a phase-out schedule for instruments already considered in capital, issued prior to the effectiveness of the rule, and that do not fully meet the new requirements.

The table below shows the schedule for implementation of Basel III rules in Brazil, as established by BACEN, and the figures refer to the percentage of ITAÚ UNIBANCO HOLDING’s risk-weighted assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	131

	From January 1,
Basel III Implentation Calendar	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
Conservation	0%	0.625%	1.25%	1.875%	2.5%
Countercyclical(1)	0%	0%	0%	0%	0%
Systemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total Capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential Adjustments Deductions	40%	60%	80%	100%	100%

(1) ACP Countercyclical is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 3.769, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACP Countercyclical , the new percentage will be effective only twelve months after it is announced.

Additionally, in March 2015, Circular BACEN 3,751, of March 19, 2015 came into force, It provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

In March 2017, Additional Common Equity Tier I Capital of systemic importance (ACPSystemic) went into effect, regulated by BACEN Circular 3.768, of October 29, 2015. The purpose of ACPSystemic is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of ACPSystemic associates the system importance, represented by the institution’s total exposure, with the Gross Domestic Product (GDP).

Further details on ACPSystemic, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations, “Corporate Governance” / Risk and Capital Management – Pillar 3.

The Leverage Ratio is defined as the ratio between the Tier I Capital and Total Exposure, calculated as prescribed by BACEN Circular 3,748. The objective of this ratio is to be a simple, risk-insensitive leverage measure. Therefore, it does not take into consideration risk-weighting or mitigation factors. In line with the instructions set out in BACEN Circular 3,706, since October 2015, ITAÚ UNIBANCO HOLDING has reported its Leverage Ratio to BACEN on a monthly basis. However, according to recommendations in Basel III Accord, a minimum Leverage Ratio should be required in 2018, which will be defined based on the period over which the ratio’s behavior was monitored, since its implementation in 2011 up to 2017.

More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Corporate Governance section/Risk and Capital Management – Pillar 3.

b)	Capital Management

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING’s capital and it is responsible for approving the institutional capital management policy and guidelines for the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING’s capital.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as revising, monitoring and recommending capital-related documents and topics to the Board of Directors.

In order to provide the Board of Directors with necessary information, management reports are prepared to inform on the institution’s capital adequacy, and the projections of capital levels under normal and stress situations. There is a structure that coordinates and consolidates related information and processes, all of them subject to verification by the independent validation, internal controls and audit areas.

The “Public Access Report – Capital Management”, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

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c)	Risk appetite

In 2016 ITAÚ UNIBANCO HOLDING revisited its risk appetite policy, established and approved by the Board of Directors, which guides its business strategy. The institute’s risk appetite is based on the following statement issued by the Board of Directors:

“We are a universal bank, operating mostly in Latin America. Supported by our risk culture, we operate within the highest ethical standards and regulatory compliance, seeking increasingly improved results, with low volatility, through an ongoing client relationship, accurate risk pricing, diversified funding and proper use of capital.”

Based on this statement, defined five dimensions, each composed of a series of metrics associated with the main risks involved, by combining supplementary manners of measurement and seeking to reach a comprehensive vision of our exposures:

•	Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues.

•	Liquidity: establishes that the institution’s liquidity must withstand long stress periods. It is monitored through the follow-up of liquidity ratios.

•	Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of our portfolios, aimed at the low volatility of results and business sustainability.

•	Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses.

•	Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct.

The Board of Directors is responsible for approving risk appetite limits and guidelines, performing its duties with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

These metrics are monitored from time to time and must respect the defined limits. Monitoring is reported to the risk committees and the Board of Directors, and guides preventive measures to ensure that any exposures are within the limits established and in line with our strategy.

d)	Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

-	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.

-	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.

-	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

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The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity	06/30/2017	12/31/2016
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	118,379	115,590
Non-controlling Interests	11,746	11,568
Changes in Subsidiaries´ Interests in Capital Transactions	2,150	2,777
Consolidated Stockholders’ Equity (BACEN)	132,275	129,935
Common Equity Tier I Prudential Adjustments	(18,459)	(14,527)
Common Equity Tier I	113,816	115,408
Additional Tier I Prudential Adjustments	49	532
Additional Tier I Capital	49	532
Tier I (Common Equity Tier I + Additional Tier I Capital)	113,865	115,940
Instruments Eligible to Comprise Tier II	19,723	23,488
Tier II Prudential Adjustments	66	49
Tier II	19,789	23,537
Referential Equity (Tier I + Tier II)	133,654	139,477

The table below shows the most significant Prudential Adjustments for ITAÚ UNIBANCO HOLDING. Together, they correspond to more than 90% of the prudential adjustments as at June 30, 2017.

Composition of Prudential Adjustments	06/30/2017	12/31/2016
Goodwill paid on the acquisition of investments	8,744	7,408
Intangible assets	4,458	3,254
Tax credits	5,877	3,678
Surplus of Common Equity Tier I Capital - Noncontrolling interests	418	909
Adjustments relating to the fair value of derivatives used as cash flow hedge, for hedged items that do not have their mark-to-market adjustments accounted for	(1,575)	(1,254)
Other	537	532
Total	18,459	14,527

During 2017, ITAÚ UNIBANCO HOLDING bought back shares in the amount of R$ 1,282. These shares are recorded in line item “Treasury Shares”, which totaled R$ (2,571) as at June 30, 2017. Treasury shares reduce the institution´s Equity, causing its capital base to be decreased.

In this period, the amount of dividends and interest on capital paid / accrued that affected the base of the institution’s capital totaled R$ 7,947. Dividends are deducted from the institution´s Equity, thus reducing the base of its capital. Whereas, interest on capital, which is accounted for as an expense directly in profit (loss), reduces the institution´s net income and, consequently, the base of its capital.

For details on capital requirements, which are not part of its financial statements, are available at www.itau.com.br/investors-relations, Corporate Governance section / Risk and Capital Management – Pillar 3.

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The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of June 2017, considering instruments approved after the closing date to compose Tier II, totaling R$ 51,134.

					Account
	Principal amount				Balance
Name of security / currency	(original currency)	Issue	Maturity	Return p.a.	06/30/2017
Subordinated financial bills – BRL
	206	2010	2017	IPCA + 6.95% to 7.2%	354
	1,263	2011	2017	108% to 112% of CDI	1,576
	789			100% of CDI + 1.29% to 1.52%	866
	212			IPCA + 6.15% to 7.8%	455
	118			IGPM + 6.55% to 7.6%	239
	500	2012	2017	100% of CDI + 1.12%	505
	42	2011	2018	IGPM + 7%	62
	30			IPCA + 7.53% to 7.7%	48
	6,373	2012	2018	108% to 113% of CDI	7,312
	461			IPCA + 4.4% to 6.58%	772
	3,782			100% of CDI + 1.01% to 1.32%	3,886
	112			9.95% to 11.95%	183
	2	2011	2019	109% to 109.7% of CDI	4
	1	2012	2019	110% of CDI	2
	12			11.96%	22
	101			IPCA + 4.7% to 6.3%	167
	1	2012	2020	111% of CDI	2
	20			IPCA + 6% to 6.17%	39
	6	2011	2021	109.25% to 110.5% of CDI	12
	2,307	2012	2022	IPCA + 5.15% to 5.83%	4,047
	20			IGPM + 4.63%	27
	16,358			Total	20,580
Subordinated euronotes - USD
	990	2010	2020	6.20%	3,308
	1,000	2010	2021	5.75%	3,398
	730	2011	2021	5.75% to 6.20%	2,419
	550	2012	2021	6.20%	1,819
	2,600	2012	2022	5.50% to 5.65%	8,767
	1,851	2012	2023	5.13%	6,143
	7,721			Total	25,854

Total					46,434

e)	Risk-Weighted Assets (RWA)

According to CMN Resolution No. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, compose of the maximum between the internal model and 90% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

RWAOPAD = portion related to capital required for operational risk, calculated based on the standardized approach.

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The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

Risk exposures	06/30/2017	12/31/2016
Exposure Weighted by Credit Risk (RWACPAD)	642,616	669,284
a) Per Weighting Factor (FPR):
FPR at 2%	133	105
FPR at 20%	6,963	8,011
FPR at 35%	13,115	12,056
FPR at 50%	43,328	44,251
FPR at 75%	137,415	142,194
FPR at 85%	87,750	82,494
FPR at 100%	301,570	325,890
FPR at 150%	32,718
FPR at 250%	32,718	33,213
FPR at 300%	4,408	7,357
FPR up to 1250%(*)	3,547	1,608
Derivatives - Changes in the Counterparty Credit Quality	6,000	6,168
Derivatives - Future Potential Gain	5,669	5,937
b) Per Type:
Securities	43,524	45,741
Loan Operations - Retail	109,075	114,481
Loan Operations - Non-Retail	237,794	247,911
Joint Liabilities - Retail	186	205
Joint Liabilities - Non-Retail	44,902	47,108
Loan Commitments - Retail	28,147	27,504
Loan Commitments - Non-Retail	8,977	10,234
Other Exposures	170,011	176,100

(*) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

We present below the breakdown of Risk-weighted assets of market risk (RWAMINT), as follows:

	06/30/2017(1)	12/31/2016(1)
Market Risk Weighted Assets (RWAMPAD)	30,500	26,811
Operations subject to interest rate variations	28,682	24,919
Fixed rate denominated in Real	4,374	4,952
Foreign currency coupon	17,707	15,497
Price index coupon	6,602	4,470
Interest rate coupon	0.00	-
Operations subject to commodity price variation	331	353
Operations subject to stock price variation	273	401
Operations subject to risk exposures in gold, foreign currency and foreign	1,213	1,138
Capital benefit – Internal models	(3,050)	(2,681)
Market Risk Weighted Assets (RWAMINT)	27,450	24,130
Market Risk Weighted Assets calculated based on internal methodology	22,630	19,799

(1) Market risk-weighted assets calculated based on internal models.

At June 30, 2017, RWAMINT totaled R$ 27,450, corresponding to 90% of RWAMPAD, exceeding the need for capital calculated through internal models, which totaled R$ 22,630.

The table below shows the amounts of risk weighted assets for Operational Risk (RWAOPAD):

	06/30/2017	12/31/2016
Risk-weighted assets of operational risk (RWAOPAD)	54,417	37,826
Retail	11,252	10,887
Commercial	24,549	24,166
Corporate finance	2,581	2,789
Negotiation and sales	4,135	(11,026)
Payments and settlement	3,667	3,418
Financial agent services	3,729	3,471
Asset management	4,488	4,109
Retail brokerage	15	12

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f)	Capital Adequacy Assessment

Upon annually assessing its capital adequacy, ITAÚ UNIBANCO HOLDING adopts the following flow:

-	Identification of risks to which the institution is exposed and analysis of their materiality;

-	Evaluation of capital requirements for material risks;
-	Development of methodologies for quantifying additional capital;
-	Quantification and internal capital adequacy evaluation;

-	Capital and Contingency Plan;
-	Sending the capital adequacy report to BACEN.

Adopting a prospective attitude to manage its capital, ITAÚ UNIBANCO HOLDING implemented its capital management structure and ICAAP, thus complying with CMN Resolution 3,988, BACEN Circular 3,547 and BACEN Circular Letter 3,774.

In the context of ICAAP, the stress test is noteworthy. This process permits to assess capital in adverse scenarios, annually approved by the Board of Directors. Its purpose is to measure and check whether the institution would have adequate capital levels even in severe stress conditions, not giving rise to restrictions in the development of its activities.

"The result of the last ICAAP – conducted as of December 2016 – indicated that, in addition to capital to face all material risks, ITAÚ UNIBANCO HOLDING has significant capital surplus, thus assuring the institution’s equity soundness."

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g)	Capital Adequacy

ITAÚ UNIBANCO HOLDING, through the ICAAP, assesses the sufficiency of capital to face its risks, represented by regulatory capital for credit, market and operational risk and capital required to cover the other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	06/30/2017	12/31/2016
Tier I	113,865	115,940
Common Equity Tier I	113,816	115,408
Additional Tier I Capital	49	532
Tier II	19,789	23,537
Deductions	-	-
Referential Equity	133,654	139,477
Minimum Referential Equity Required	67,015	72,210
Surplus Capital in relation to the Minimum Referential Equity Required	66,639	67,267
Additional Common Equity Tier I Required (ACPRequired)	10,867	4,570
Referential equity calculated for covering the interest rate risk on	2,366	2,264

The table below shows the Basel and Fixed Asset Ratios:

	06/30/2017	12/31/2016
Basel Ratio	18.4%	19.1%
Tier I	15.7%	15.9%
Common Equity Tier I	15.7%	15.8%
Additional Tier I Capital	0.0%	0.1%
Tier II	2.7%	3.2%
Fixed Asset Ratio	24.0%	25.4%
Surplus Capital in Relation to Fixed Assets	34,773	34,298

Based on capital at June 30, 2017, should the Basel III rules established by the Central Bank of Brazil be applied immediately and fully, the core capital ratio would be 14.5% (14.0% on December 31, 2016, including the payment of additional interest on capital made in March 2017), including the merger of Citibank and XP Investimentos and the use of tax credits.

h)	Stress testing

Stress testing is performed by Itaú Unibanco to evaluate the institution’s solvency in hypothetical, however, plausible, situations of systemic crisis and identify areas most susceptible to the impact of the stress that may require risk mitigation. Since 2010, ITAÚ UNIBANCO HOLDING has performed a process that simulates the impact of extreme economic and market conditions on the results and capital of the institution.

To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined based on their relevance for the bank´s results and likelihood to occur and are submitted to the Board of Directors for approval.

Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area.

The projections calculated sensitize the budgeted results and balance sheet and, consequently, affect the risk weighted assets and the capital and liquidity ratios.

This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics.

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Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Retail Banking

The result of the Retail Banking segment arises from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité), and the corporate segment (very small and small companies). This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú Consignado.

•	Wholesale Banking

The result of the Wholesale Banking segment arises from the products and services offered to middle-market companies, private banking clients, from the activities of Latin America units, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and performing as an investment banking unit.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil. The main index used to monitor the business performance is the Recurring Net Income and the Economic Capital allocated to each segment.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•	Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the financial statements by segments, and as from 2015, we changed the calculation methodology. The AEC considers, in addition to Tier l allocated capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2.682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of allocated capital tier I, we calculated the Return on Allocated Economic Capital, which corresponds to an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

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•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

We describe below the main reclassifications between the accounting and managerial results:

Banking product: The banking product considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Brazilian Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income related to Insurance, pension plan and capitalization operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;

•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged;

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

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ITAÚ UNIBANCO HOLDING S.A.

From April 1 to June 30, 2017

(In millions of Reais, except per share information)

			Activities with
	Retail	Wholesale	the Market +	ITAÚ
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	IFRS consolidated
Banking product	17,217	7,309	2,679	27,205	(688)	26,517
Net interest (1)	9,684	5,065	2,636	17,385	(902)	16,483
Revenue from services	5,870	2,159	8	8,037	402	8,439
Income related to insurance, private pension and capitalization operations
before claim and selling expenses	1,663	85	35	1,783	(496)	1,287
Other revenues	-	-	-	-	308	308
Cost of Credit and Claims	(3,478)	(1,255)	(1)	(4,734)	335	(4,399)
Expenses for allowance for loan and lease losses	(3,732)	(1,215)	(1)	(4,948)	(243)	(5,191)
Impairment	-	(105)	-	(105)	105	-
Discounts granted	(200)	(54)	-	(254)	254	-
Recovery of credits written off as loss	703	131	-	834	219	1,053
Expenses for claims / recovery of claims under reinsurance	(249)	(12)	-	(261)	-	(261)
Operating margin	13,739	6,054	2,678	22,471	(353)	22,118
Other operating income (expenses)	(9,342)	(3,516)	(360)	(13,218)	(1,121)	(14,339)
Non-interest expenses (2)	(8,264)	(3,206)	(142)	(11,612)	(1,302)	(12,914)
Tax expenses for ISS, PIS and COFINS and other	(1,078)	(310)	(218)	(1,606)	54	(1,552)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	127	127
Net income before income tax and social contribution	4,397	2,538	2,318	9,253	(1,474)	7,779
Income tax and social contribution	(1,599)	(729)	(565)	(2,893)	1,906	(987)
Non-controlling interest in subsidiaries	(44)	(142)	(5)	(191)	(232)	(423)
Net income	2,754	1,667	1,748	6,169	200	6,369

(1) Includes interest and similar income and expenses of R$ 17,046 dividend income of R$ 170, net gains (loss) on investment securities and derivatives of R$ (407) and results from foreign exchange operations and exchange variation of transactions abroad of R$ (326).

(2) Refers to general and administrative expenses including depreciation expenses of R$ 394, amortization expenses of R$ 348, and insurance acquisition expenses of R$ 74.

Total assets (1) - 06/30/2017	924,754	587,817	112,208	1,448,335	(87,113)	1,361,222
Total liabilities - 06/30/2017	890,523	521,680	82,393	1,318,152	(95,422)	1,222,730
(1) Includes:
Investments in associates and joint ventures	1,150	-	3,349	4,499	530	5,029
Goodwill	1,296	6,159	-	7,455	2,379	9,834
Fixed assets, net	5,326	1,187	-	6,513	1,111	7,624
Intangible assets, net	6,256	1,081	-	7,337	(36)	7,301

The Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

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ITAÚ UNIBANCO HOLDING S.A.

From April 1 to June 30, 2016

(In millions of Reais, except per share information)

			Activities with
	Retail	Wholesale	the Market +	ITAÚ
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	IFRS consolidated
Banking product	17,620	7,988	1,840	27,448	4,224	31,672
Net interest (1)	9,994	5,741	1,823	17,558	4,247	21,805
Revenue from services	5,653	2,151	12	7,816	231	8,047
Income related to insurance, private pension and capitalization
operations before claim and selling expenses	1,973	96	5	2,074	(628)	1,446
Other revenues	-	-	-	-	374	374
Cost of Credit and Claims	(4,113)	(2,559)	(15)	(6,687)	2,100	(4,587)
Expenses for allowance for loan and lease losses	(4,380)	(1,942)	(15)	(6,337)	1,130	(5,207)
Impairment	-	(540)	-	(540)	540	-
Discounts granted	(218)	(212)		(430)	430	-
Recovery of credits written off as loss	824	148	-	972	1	973
Expenses for claims / recovery of claims under reinsurance	(339)	(13)	-	(352)	(1)	(353)
Operating margin	13,507	5,429	1,825	20,761	6,324	27,085
Other operating income (expenses)	(9,132)	(3,471)	(489)	(13,092)	(1,704)	(14,796)
Non-interest expenses (2)	(8,055)	(3,103)	(418)	(11,576)	(1,097)	(12,673)
Tax expenses for ISS, PIS and COFINS and Other	(1,077)	(368)	(71)	(1,516)	(740)	(2,256)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	133	133
Net income before income tax and social contribution	4,375	1,958	1,336	7,669	4,620	12,289
Income tax and social contribution	(1,540)	(338)	(22)	(1,899)	(4,068)	(5,967)
Non-controlling interest in subsidiaries	(63)	(126)	(6)	(195)	(128)	(323)
Net income	2,772	1,494	1,308	5,575	424	5,999

(1) Includes interest and similar income and expenses of R$ 16,500 dividend income of R$ 106, net gains (loss) on investment securities and derivatives of R$ 3,173, and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,026.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 462, amortization expenses of R$ 319 and insurance acquisition expenses of R$ 203.

Total assets (1) - 12/31/2016	909,779	585,088	116,401	1,427,084	(73,843)	1,353,241
Total liabilities - 12/31/2016	877,792	525,390	80,810	1,299,869	(81,442)	1,218,427
(1) Includes:
Investments in associates and joint ventures	1,325	-	3,106	4,431	642	5,073
Goodwill	1,398	6,171	-	7,569	2,106	9,675
Fixed assets, net	5,635	1,177	-	6,812	1,230	8,042
Intangible assets, net	6,559	1,105	-	7,664	(283)	7,381

The Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	142

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to June 30, 2017

(In millions of Reais, except for share information)

			Activities with
	Retail	Wholesale	the Market +	ITAÚ
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	IFRS consolidated
Banking product	34,705	14,534	5,232	54,471	1,559	56,030
Interest margin (1)	19,529	10,110	5,161	34,800	1,103	35,903
Banking service fees	11,616	4,245	20	15,881	830	16,711
Income related to insurance, private pension, and capitalization
operations before claim and selling expenses	3,560	179	51	3,790	(1,094)	2,696
Other income	-	-	-	-	720	720
Cost of Credit and Claims	(6,853)	(3,483)	(1)	(10,337)	70	(10,267)
Expenses for allowance for loan and lease losses	(7,281)	(3,058)	(1)	(10,340)	(1,247)	(11,587)
Impairment	-	(550)	-	(550)	550	-
Discounts granted	(409)	(138)	-	(547)	547	-
Recovery of loans written off as loss	1,393	289	-	1,682	220	1,902
Expenses for claims / recovery of claims under reinsurance	(556)	(26)	-	(582)	-	(582)
Operating margin	27,852	11,051	5,231	44,134	1,629	45,763
Other operating income (expenses)	(18,144)	(6,988)	(780)	(25,912)	(2,667)	(28,579)
Non-interest expenses (2)	(15,982)	(6,359)	(361)	(22,702)	(2,711)	(25,413)
Tax expenses for ISS, PIS and COFINS and Other	(2,162)	(629)	(419)	(3,210)	(231)	(3,441)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	275	275
Net income before income tax and social contribution	9,708	4,063	4,451	18,222	(1,038)	17,184
Net income before income tax and social contribution	(3,577)	(1,074)	(1,008)	(5,659)	1,145	(4,514)
Income tax and social contribution	(95)	(114)	(9)	(218)	(82)	(300)
Net income	6,036	2,875	3,434	12,345	25	12,370

(1) Includes net interest and similar income and expenses of R$ 33,139 dividend income of R$ 175, net gain (loss) on investment securities and derivatives of R$ 2,363 and results from foreign exchange results and exchange variation of transactions abroad of R$ 226.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 784, amortization expenses of R$ 704 and insurance acquisition expenses of R$ 178.

Total assets (1) - 06/30/2017	924,754	587,817	112,208	1,448,335	(87,113)	1,361,222
Total liabilities - 06/30/2017	890,523	521,680	82,393	1,318,152	(95,422)	1,222,730
(1) Includes:
Investments in associates and joint ventures	1,150	-	3,349	4,499	530	5,029
Goodwill	1,296	6,159	-	7,455	2,379	9,834
Fixed assets, net	5,326	1,187	-	6,513	1,111	7,624
Intangible assets, net	6,256	1,081	-	7,337	(36)	7,301

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	143

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to June 30, 2016

(In millions of Reais except per share information)

			Activities with
	Retail	Wholesale	the Market +	ITAÚ
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	IFRS consolidated
Banking product	34,918	14,825	3,811	53,554	7,926	61,480
Interest margin (1)	19,865	10,703	3,786	34,354	8,003	42,357
Banking service fees	11,075	3,895	15	14,985	502	15,487
Income related to insurance, private pension, and capitalization operations
before claim and selling expenses	3,978	227	10	4,215	(1,205)	3,010
Other income	-	-	-	-	626	626
Cost of Credit and Claims	(8,349)	(5,448)	75	(13,722)	3,279	(10,443)
Expenses for allowance for loan and lease losses	(8,793)	(4,851)	75	(13,569)	2,069	(11,500)
Impairment	-	(540)	-	(540)	540	-
Discounts granted	(442)	(226)	-	(668)	668	-
Recovery of loans written off as loss	1,604	197	-	1,801	3	1,804
Expenses for claims / recovery of claims under reinsurance	(718)	(28)	-	(746)	(1)	(747)
Operating margin	26,569	9,377	3,886	39,832	11,205	51,037
Other operating income (expenses)	(17,785)	(6,234)	(1,001)	(25,018)	(3,055)	(28,073)
Non-interest expenses (2)	(15,643)	(5,562)	(783)	(21,987)	(2,073)	(24,060)
Tax expenses for ISS, PIS and COFINS and Other	(2,142)	(672)	(218)	(3,031)	(1,241)	(4,272)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	259	259
Net income before income tax and social contribution	8,784	3,143	2,885	14,814	8,150	22,964
Income tax and social contribution	(3,119)	(481)	(144)	(3,745)	(7,199)	(10,944)
Non-controlling interest in subsidiaries	(120)	(126)	(12)	(259)	(51)	(310)
Net income	5,545	2,536	2,729	10,810	900	11,710

(1) Includes net interest and similar income and expenses of R$ 32,521, dividend income of R$ 116, net gain (loss) on investment securities and derivatives of R$ 6,185 and foreign exchange results and exchange variation on transactions of abroad R$ 3,535.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 889, amortization expenses of R$ 562 and insurance acquisition expenses of R$ 413.

Total assets (1) - 12/31/2016	909,779	585,088	116,401	1,427,084	(73,843)	1,353,241
Total liabilities - 12/31/2016	877,792	525,390	80,810	1,299,869	(81,442)	1,218,427
(1) Includes:
Investments in associates and joint ventures	1,325	-	3,106	4,431	642	5,073
Goodwill	1,398	6,171	-	7,569	2,106	9,675
Fixed assets, net	5,635	1,177	-	6,812	1,230	8,042
Intangible assets, net	6,559	1,105	-	7,664	(283)	7,381

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	144

Information on the result of main services and products and noncurrent assets by geographic area are as follows:

	01/01 to 06/30/2017			01/01 to 06/30/2016
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	69,905	9,645	79,550	77,791	9,959	87,750
Income related to insurance, private pension and capitalization operations before claim and selling expenses	2,635	61	2,696	2,943	67	3,010
Banking service fees	15,217	1,494	16,711	14,067	1,420	15,487
Non-current assets (3)	12,214	2,711	14,925	13,299	2,124	15,423

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

(3) The amounts for comparative purposes refer to the 12/31/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	145

Note 35 – Related parties

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and the absence of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries and associated of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, Itaúsa Empreendimentos S.A. and OKI Brasil Indústria e Comércio de Produtos de Tecnologia e Automação S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

The transactions with these related parties are mainly as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	146

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)			Revenue / (expenses)
				04/01 to	04/01 to	01/01 to	01/01 to
	Annual rate	06/30/2017	12/31/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Securities sold under repurchase agreements		(62)	(77)	(1)	(7)	(3)	(12)
Itaúsa Investimentos Itaú S.A.		(12)	-	-	-	-	-
Duratex S.A.	97.5% to 100% of CDI	(22)	(18)	-	(1)	(1)	(2)
Elekeiroz S.A.	97.5% of CDI	(3)	(3)	-	(1)	-	(1)
Itautec S.A.		-	(1)	-	(1)	-	(3)
Itaúsa Empreendimentos S.A.		-	-	-	(4)	-	(4)
Olimpia Promoção e Serviços S.A.	100% Selic	(11)	(14)	(1)	(1)	(1)	(1)
Conectcar Soluções de Mobilidade Eletrônica S.A.		-	(24)	(1)	-	(1)	-
Other	50% of CDI / 100% Selic	(14)	(17)	1	1	-	(1)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(118)	(129)	(37)	9	(67)	14

Itaúsa Investimentos Itaú S.A.		-	-	1	-	2	-
Itaúsa Empreendimentos S.A.		-	-	-	1	-	1
Olimpia Promoção e Serviços S.A.		(2)	(2)	(7)	(7)	(12)	(13)
Fundação Itaú Unibanco - Previdência Complementar		(116)	(127)	11	11	23	21
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	1	3	3	3
OKI Brasil Indústria e Comércio de Produtos de Tecnologia e Automação S.A.		-	-	(44)	-	(85)	-
Other		-	-	1	1	2	2
Rental revenues (expenses)		-	-	(14)	(15)	(30)	(29)
Itaúsa Investimentos Itaú S.A.		-	-	(1)	(1)	(2)	(1)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(12)	(11)	(24)	(22)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(3)	(3)	(6)	(6)
Other		-	-	2	-	2	-
Donation expenses		-	-	(21)	(28)	(59)	(50)
Instituto Itaú Cultural		-	-	(20)	(23)	(48)	(45)
Associação Cubo Coworking Itaú		-	-	-	(5)	(10)	(5)
Associação Itaú Viver Mais		-	-	(1)	-	(1)	-

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Compensation	97	100	210	173
Board of directors	15	9	20	20
Executives	82	91	190	153
Profit sharing	59	59	98	99
Board of directors	-	-	1	1
Executives	59	59	97	98
Contributions to pension plans - executives	1	2	6	6
Stock option plan – executives	36	51	91	147
Total	193	212	405	425

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	147

Note 36 – Management risks

Credit risk

1. Credit risk measurement

ITAÚ UNIBANCO HOLDING understands credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

There is a credit risk control and management structure, centralized and independent from the business units, that establishes limits and mechanisms to mitigate risks, in addition to determining processes and instruments to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others.

The continuous monitoring of ITAÚ UNIBANCO HOLDING’ portfolio concentration levels, assessing the economic industries and largest enables, allows to take preventive measures to avoid that the established limits are breached.

The table below shows the correspondence between risk levels attributed by all segments of ITAÚ UNIBANCO HOLDING internal models (lower risk, satisfactory, higher risk and impaired) and the probability of default associated with each of these levels, and the risk levels assigned by the respective market models.

External rating
Internal rating	PD	Moody's	S&P	Fitch
Lower risk	Lower or equal than 4.44%	Aaa to B2	AAA to B	AAA to B-
Satisfactory	From 4.44% up to 25.95%	B3 to Caa3	B- to CCC-	CCC+ to CCC-
Higher risk	Higher than 25.95%	Ca1 to D	CC+ to D	CC+ to D
Impairment	Corporate operations with a PD higher than 31.84% Operations past due for over 90 days Renegotiated operations past due for over 60 days	Ca1 to D	CC+ to D	CC+ to D

For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship).

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate.

In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

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2.	Credit risk management

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses collateral to increase its recovery capacity in transactions subject to credit risk. Collateral used may be personal security, secured guarantee, legal structures with mitigation power and offset agreements.

For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, be them internal or external ones, be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

4.	Policy on the provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and Corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	06/30/2017			12/31/2016
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	6,511	22,204	28,715	6,044	16,648	22,692
Securities purchased under agreements to resell	260,225	1,218	261,443	264,080	971	265,051
Financial assets held for trading	212,784	10,427	223,211	193,903	10,745	204,648
Financial assets designated at fair value through profit or loss	-	1,410	1,410	-	1,191	1,191
Derivatives	9,889	9,416	19,305	13,593	10,638	24,231
Available-for-sale financial assets	58,543	30,632	89,175	53,529	34,748	88,277
Held-to-maturity financial assets	26,849	12,243	39,092	27,436	13,059	40,495
Loan operations and lease operations	294,999	157,210	452,209	305,394	158,000	463,394
Other financial assets	46,663	6,003	52,666	47,914	6,003	53,917
Off balance sheet	263,174	38,938	302,112	259,854	39,973	299,827
Financial Guarantees Provided	63,024	9,451	72,475	62,172	8,621	70,793
Letters of credit to be released	7,297	-	7,297	6,660	-	6,660
Commitments to be released	192,853	29,487	222,340	191,022	31,352	222,374
Mortgage loans	3,300	-	3,300	4,389	-	4,389
Overdraft accounts	87,000	-	87,000	87,239	-	87,239
Credit cards	99,674	1,274	100,948	96,497	1,273	97,770
Other pre-approved limits	2,879	28,213	31,092	2,897	30,079	32,976
Total	1,179,637	289,701	1,469,338	1,171,747	291,976	1,463,723

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	149

The table above presents the maximum exposure at June 30, 2017 and December 31, 2016, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of Financial Guarantees Provided and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to Loan Operations, Financial Assets Held for Trading, and Securities Purchased Under Agreements to Resell, in addition to Financial Guarantees Provided and Other Commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	88.9% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 3.9% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	6.5% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	06/30/2017%		12/31/2016%
Public sector	1,970	0.4	3,051	0.6
Industry and commerce	106,908	22.3	112,067	22.8
Services	115,606	24.1	118,102	24.1
Natural resources	24,454	5.1	24,362	5.0
Other sectors	2,176	0.5	2,839	0.6
Individuals	228,756	47.6	229,945	46.9
Total	479,870	100.0	490,366	100.0

b)	Other financial assets (*)

	06/30/2017%		12/31/2016%
Natural resources	2,449	0.4	2,466	0.4
Public sector	272,216	41.1	249,745	38.7
Industry and commerce	8,757	1.3	10,435	1.6
Services	83,487	12.6	2,741	0.4
Other sectors	4,870	0.7	93,165	14.4
Individuals	414	0.1	290	0.0
Financial	290,158	43.8	287,743	44.5
Total	662,351	100.0	646,585	100.0

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (financial guarantees provided, letters of credit and commitments to be released) are not categorized or managed by business sector.

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6.	Credit quality of financial assets

6.1	The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	06/30/2017				12/31/2016
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans

Lower risk	353,752	4,638	-	358,390	363,954	5,543	-	369,497
Satisfactory	63,539	7,088	-	70,627	62,883	6,904	-	69,787
Higher risk	12,762	7,082	-	19,844	13,767	6,998	-	20,765
Impairment	-	-	31,009	31,009	-	-	30,317	30,317
Total	430,053	18,808	31,009	479,870	440,604	19,445	30,317	490,366
%	89.6%	3.9%	6.5%	100.0%	89.8%	4.0%	6.2%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	06/30/2017					12/31/2016
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	120,377	38,084	10,756	9,810	179,027	122,112	38,910	11,362	10,763	183,147
Credit cards	41,420	10,021	1,709	3,226	56,376	42,432	11,212	1,866	3,512	59,022
Personal	6,642	6,545	7,918	4,267	25,372	6,414	6,298	8,264	4,837	25,813
Payroll loans	26,718	16,183	538	1,344	44,783	26,624	15,972	609	1,431	44,636
Vehicles	10,405	2,665	527	537	14,134	11,378	2,911	554	591	15,434
Mortgage loans	35,192	2,670	64	436	38,362	35,264	2,517	69	392	38,242

Corporate	95,210	3,407	6	16,103	114,726	102,162	5,447	7	14,138	121,754

Small and medium businesses	39,946	9,865	4,302	3,111	57,224	40,534	10,084	4,671	3,646	58,935

Foreign loans - Latin America	102,857	19,271	4,780	1,985	128,893	104,689	15,346	4,725	1,770	126,530
Total	358,390	70,627	19,844	31,009	479,870	369,497	69,787	20,765	30,317	490,366
%	74.7%	14.7%	4.1%	6.5%	100.0%	75.4%	14.2%	4.2%	6.2%	100.0%

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	151

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	06/30/2017				12/31/2016
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	94,873	3,303	1	98,177	101,612	5,076	7	106,695

II- Collectively-evaluated

Individuals	118,864	33,967	6,771	159,602	120,221	34,851	7,155	162,227
Credit card	41,078	9,262	922	51,262	42,158	10,445	1,083	53,686
Personal	6,561	6,104	5,359	18,024	6,317	5,864	5,538	17,719
Payroll loans	26,438	15,771	410	42,619	26,383	15,606	447	42,436
Vehicles	10,023	1,804	61	11,888	10,821	1,947	68	12,836
Mortgage loans	34,764	1,026	19	35,809	34,542	989	19	35,550

Small and medium businesses	39,608	8,895	3,026	51,529	39,983	9,011	3,235	52,229

Foreign loans and Latin America	100,407	17,374	2,964	120,745	102,138	13,945	3,370	119,453

Total	353,752	63,539	12,762	430,053	363,954	62,883	13,767	440,604

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	06/30/2017				12/31/2016
	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	5,250	2,808	1,557	9,615	5,976	2,772	1,410	10,158
Credit card	896	466	525	1,887	937	442	446	1,825
Personal	1,713	987	380	3,080	1,850	993	414	3,257
Payroll loans	456	184	180	820	439	168	161	768
Vehicles	1,119	422	168	1,709	1,382	448	177	2,007
Mortgage loans	1,066	749	304	2,119	1,368	721	212	2,301

Corporate	265	71	111	447	790	72	58	920

Small and medium businesses	1,541	753	290	2,584	1,928	816	316	3,060

Foreign loans - Latin America	4,722	976	464	6,162	3,965	899	443	5,307
Total	11,778	4,608	2,422	18,808	12,659	4,559	2,227	19,445

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6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

06/30/2017
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	290,158	223,196	1,410	18,944	85,615	37,329	656,652
Satisfactory	-	5	-	79	254	-	338
Higher risk	-	10	-	282	1,203	-	1,495
Impairment	-	-	-	-	2,103	1,763	3,866
Total	290,158	223,211	1,410	19,305	89,175	39,092	662,351
%	43.8	33.7	0.2	2.9	13.5	5.9	100.0

12/31/2016
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	287,743	204,621	1,191	23,943	83,974	39,008	640,480
Satisfactory	-	19	-	87	980	294	1,380
Higher Risk	-	8	-	201	1,227	-	1,436
Impairment	-	-	-	-	2,096	1,193	3,289
Total	287,743	204,648	1,191	24,231	88,277	40,495	646,585
%	44.4	31.7	0.2	3.7	13.7	6.3	100.0

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6.1.3 Collateral held for loan and lease operations portfolio

	06/30/2017				12/31/2016
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
	Carrying		Carrying		Carrying		Carrying
	value of the	Fair value of	value of the	Fair value of	value of the	Fair value of	value of the	Fair value of
Financial effect of collateral	assets	collateral	assets	collateral	assets	collateral	assets	collateral
Individuals	52,357	129,881	961	871	51,587	128,555	790	743
Personal	580	1,676	679	647	443	1,297	682	652
Vehicles	13,606	34,656	245	213	13,039	35,995	107	90
Mortgage loans	38,171	93,549	37	11	38,105	91,263	1	1

Small, medium businesses and corporate	120,410	350,028	9,107	5,412	122,353	368,937	12,324	6,729

Foreign loans - Latin America	98,153	161,077	10,251	3,773	97,374	155,923	9,420	4,803

Total	270,920	640,986	20,319	10,056	271,314	653,415	22,534	12,275

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 188,631 (R$ 196,518 at 12/31/2016).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on financial guarantees provided.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety / joint debtor, Mortgage and others).

Foreign loans – Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

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7.	Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period:

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Real estate not for own use	20	11	93	11
Residential properties - mortgage loans	54	112	107	250
Vehicles - linked to loan operations	1	4	2	8
Other (vehicles / furniture / equipments) - dation	19	95	126	99
Total	94	222	328	368

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	155

Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING monitors and controls the risks of variations in financial instruments market values due market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of limits, alerts, models and adequate management tools.

The policy of risk management the ITAÚ UNIBANCO HOLDING is in line with the principles of CMN Resolution No. 3,464 of June 26, 2007, and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance / Rules and Policies / Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieve a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Portfolio profile of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING is conducted within the governance and hierarchy of committees and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings covers from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk ranges from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility and the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and

•	Within one month, for proper committees.

Daily risk reports, used by the business and control departments, are issued for senior management. Additionally, the risk control and management process is submitted to periodic reviews for the purpose of keeping it in line with the best market practices and adherent to the ongoing improvement processes at ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by panels. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

The purpose of market risk of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;

•	Promoting disciplined and educated discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	156

•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING has a structured reporting and information process and an information flow that provides input for the follow-up by committees and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in market factors and maintaining the classification the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness (retrospective and prospective) and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

For a detailed vision of the accounting hedge topic, see Note 9 – Hedge accounting.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the National Monetary Council Resolution No. 3,464 and BACEN Circular No. 3,354 of June 27, 2007.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates: the risk of losses from transactions subject to interest rate variations, foreign-currency coupons and price-index coupons;
•	Currencies: the risk of losses from transactions subject to foreign exchange rate variation;
•	Shares: the risk of losses from transactions subject to share price variations;
•	Commodities: the risk of losses from transactions subject to commodity price variations.

The CMN has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING to manage market risk.

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence level;

•	Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios) in the portfolio;

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain financial instruments or risk factor calculated at market value (“MtM – Mark to Market”); and

•	Stressed VaR: statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios of extreme volatility.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	157

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

Consolidated VaR of ITAÚ UNIBANCO HOLDING is calculated through the Historical Simulation methodology, which fully reflects all its positions based on the historical series of asset prices. In the first quarter of 2016, o ITAÚ UNIBANCO HOLDING opted for including the exposures of each foreign unit in the calculation of ITAÚ UNIBANCO HOLDING’s Consolidated VaR, so as to take into account the risk factors of these units, thus improving the methodology used.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios.

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period. In this quarter, the Total Average VaR remained lower than 1% of ITAÚ UNIBANCO HOLDING`s stockholders` equity, in line with that recorded in the previous quarter.

From January 1 to June 30, 2017, the average total VaR in Historical Simulation was R$ 432.9, or 0.31% of total stockholders’ equity (throughout 2016 it was R$ 236.6 or 0.18% of total stockholders’ equity).

	VaR Total - Historical Simulation
	06/30/2017				12/31/2016
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
Risk factor group
Interest rates	749.9	583.6	1,311.9	666.5	482.5	323.7	607.4	607.4
Currencies	17.1	6.5	29.7	6.5	18.4	6.8	33.2	17.0
Shares	43.9	38.5	49.3	41.4	45.2	34.0	63.3	44.3
Commodities	1.2	0.7	4.0	4.0	1.7	0.7	4.0	0.8
Effect of diversification				(257.6)				(339.7)
Total risk	432.9	304.8	874.0	460.8	236.6	155.1	341.5	329.8

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Interest rate

The table on the position of accounts subject to interest rate risk group them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	06/30/2017						12/31/2016
	0-30	31-180	181-365	1-5	Over 5		0-30	31-180	181-365	1-5	Over 5
	days	days	days	years	years	Total	days	days	days	years	years	Total
Interest-bearing assets	398,404	201,139	98,415	341,264	187,363	1,226,585	389,843	219,332	95,331	347,743	167,400	1,219,649
Interbank deposits	20,657	5,613	997	1,445	3	28,715	13,286	4,676	3,541	1,189	-	22,692
Securities purchased under agreements to resell	204,259	56,458	623	2	101	261,443	201,525	63,180	35	281	30	265,051
Central Bank compulsory deposits	84,364	-	-	-	-	84,364	82,698	-	-	-	-	82,698
Held-for-trading financial assets	11,860	11,610	13,340	121,171	65,230	223,211	6,971	14,194	13,041	118,050	52,392	204,648
Financial assets held for trading and designated at fair value through profit or loss	-	-	1,410	-	-	1,410	-	-	1,191	-	-	1,191
Available-for-sale financial assets	3,806	6,462	7,050	42,902	28,955	89,175	5,994	10,539	7,103	38,969	25,672	88,277
Held-to-maturity financial assets	359	721	9,007	10,803	18,202	39,092	1,370	528	600	19,376	18,621	40,495
Derivatives	5,784	2,560	2,152	5,636	3,173	19,305	5,815	5,470	2,826	6,940	3,180	24,231
Loan and lease operations portfolio	67,315	117,715	63,836	159,305	71,699	479,870	72,184	120,745	66,994	162,938	67,505	490,366
Interest-bearing liabilities	335,399	92,915	101,604	268,040	71,770	869,728	325,240	90,653	111,907	287,433	62,298	877,531
Savings deposits	109,517	-	-	-	-	109,517	108,250	-	-	-	-	108,250
Time deposits	24,652	30,947	19,168	92,965	8,401	176,133	30,554	28,249	17,110	78,032	2,329	156,274
Interbank deposits	969	1,187	297	233	-	2,686	1,176	1,918	625	36	2	3,757
Deposits received under repurchase agreements	184,209	5,156	43,866	68,985	19,706	321,922	172,411	6,844	55,314	97,056	17,539	349,164
Interbank market	7,910	42,368	22,837	53,768	9,989	136,872	6,535	38,590	30,227	50,590	9,541	135,483
Institutional market	3,222	10,828	13,724	38,451	31,281	97,506	951	11,490	6,612	46,883	30,303	96,239
Derivatives	4,892	2,414	1,681	10,141	2,292	21,420	5,294	3,555	1,961	11,394	2,494	24,698
Financial liabilities held for trading	28	15	31	282	101	457	69	7	58	295	90	519
Liabilities for capitalization plans	-	-	-	3,215	-	3,215	-	-	-	3,147	-	3,147
Difference asset / liability (2)	63,005	108,224	(3,189)	73,224	115,593	356,857	64,603	128,679	(16,576)	60,310	105,102	342,118
Cumulative difference	63,005	171,229	168,040	241,264	356,857		64,603	193,282	176,706	237,016	342,118
Ratio of cumulative difference to total interest-bearing assets	5.1%	14.0%	13.7%	19.7%	29.1%		5.3%	15.8%	14.5%	19.4%	28.1%

(1)	Remaining contractual terms.

(2)	The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	159

Position of accounts subject to currency risk

	06/30/2017
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	7,895	1,919	4,169	13,983
Interbank deposits	7,690	2,379	12,135	22,204
Securities purchased under agreements to resell	570	475	173	1,218
Financial assets held for trading	7,174	264	2,989	10,427
Financial assets designated at fair value through profit or loss	1,410	-	-	1,410
Derivatives	3,508	5,350	558	9,416
Available-for-sale financial assets	19,423	6,625	4,584	30,632
Held-to-maturity financial assets	11,805	-	438	12,243
Loan operations and lease operations portfolio, net	41,236	74,784	41,190	157,210
Total assets	100,711	91,796	66,236	258,743

	06/30/2017
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	41,632	45,827	48,958	136,417
Securities sold under repurchase agreements	17,245	1,502	1,510	20,257
Financial liabilities held for trading	457	-	-	457
Derivatives	3,831	4,137	375	8,343
Interbank market debt	31,605	5,070	3,370	40,045
Institutional market debt	37,308	29,017	3,240	69,565
Total liabilities	132,078	85,553	57,453	275,084

Net position	(31,367)	6,243	8,783	(16,341)

	12/31/2016
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	6,719	1,581	3,164	11,464
Central Bank compulsory deposits	81	-	5,288	5,369
Interbank deposits	8,860	1,007	6,781	16,648
Securities purchased under agreements to resell	199	112	660	971
Financial assets held for trading	6,833	305	3,607	10,745
Financial assets designated at fair value through profit or loss	1,191	-	-	1,191
Derivatives	5,313	4,873	452	10,638
Available-for-sale financial assets	22,513	8,337	3,898	34,748
Held-to-maturity financial assets	12,519	-	540	13,059
Loan operations and lease operations portfolio, net	43,641	73,325	41,034	158,000
Total assets	107,869	89,540	65,424	262,833

	12/31/2016
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	37,824	51,330	47,331	136,485
Securities sold under securities repurchase agreements	18,353	27	2,558	20,938
Financial liabilities held for trading	519	-	-	519
Derivatives	4,783	4,105	282	9,170
Interbank market debt	34,659	5,932	2,451	43,042
Institutional market debt	37,077	23,643	3,284	64,004
Total liabilities	133,215	85,037	55,906	274,158

Net position	(25,346)	4,503	9,518	(11,325)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

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Liquidity risk

Liquidity risk is defined as the possibility of the institution not being able to efficiently honor its expected and unexpected, current and future obligations, including those arising from guarantee binding, without affecting its daily operations and not incurring in significant losses.

Policies and procedures

Liquidity risk control is performed by an area independent of the business areas and is responsible for determining the composition of the reserve; proposing assumptions for the behavior of cash flow; identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risk in different time horizons; proposing and monitoring liquidity risk limits consistent with the institution’s appetite for risk, reporting possible mismatches; considering the liquidity risk individually in the countries where ITAÚ UNIBANCO HOLDING operates; simulating the behavior of cash flow under stress conditions; assessing and reporting in advance the risks inherent in new products and transactions, and reporting the information required regulatory bodies. All activities are subject to checking by validation, internal control and audit independent areas.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of collaterals and guarantees, and credit facilities contracted and not used. This process is conducted by means of corporate systems and proprietary applications developed and managed in-house.

The liquidity management policies and respective limits are established based on prospective scenarios and top management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or resulting from strategic decisions of ITAÚ UNIBANCO HOLDING.

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance/Rules and Policies / Public Access Report – Liquidity Risk.

ITAÚ UNIBANCO HOLDING conducts the control over and management of liquidity risk on a daily basis, through a governance approved in superior committees, which sets forth, among other activities, the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured through internal and regulatory methodologies.

Additionally, and in compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,749 of March 5, 2015 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;

•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors;

In compliance with BACEN Circular Letter 3.775, of July 14, 2016, banks holding total assets over R$ 100 billion are required, since October 2015, to report a standardized Liquidity Coverage Ratio (LCR) ratio to the Central Bank of Brazil, which is reported on a consolidated basis for institutions that are part of the Prudential Conglomerate. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized calculation of the indicator is as follows. In 2017, the minimum indicator requirement is 80%. For more detail on the short-term liquidity indicator, that is not part of the financial statements, visit investor-relations, section Corporate Governance / Risk and Capital Management – Pillar 3.

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2nd quarter 2017
Information on the Liquidity Coverage Ratio (LCR)	Total Adjusted Amount(1)
Total high-quality liquid assets (2)	185,287
Total potential cash outflows (3)	91,879
Liquidity Coverage Ratio (%)	201.7%

(1)    Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2)    HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3)    Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 602.3 billion (R$ 612.7 billion at 12/31/2016), particularly funding from time deposits. A considerable portion of these funds – 34.4% of total, or R$ 207.1 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	06/30/2017			12/31/2016
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	199,129	352,327	-	201,113	329,414
Demand deposits	63,989	63,989	10.6	61,133	61,133	10.0
Savings deposits	109,517	109,517	18.2	108,250	108,250	17.7
Time deposits	24,652	176,133	29.2	30,554	156,274	25.5
Other	971	2,688	0.4	1,176	3,757	0.6
Funds from acceptances and issuance of securities (1)	5,475	108,076	17.9	3,091	93,711	15.3
Funds from own issue (2)	1,532	89,814	14.9	2,561	132,149	21.6
Subordinated debt	1,004	52,105	8.7	628	57,420	9.4
Total	207,140	602,322	100.0	207,393	612,694	100.0

(1)  Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2)  Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2017, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 177.6 billion and accounted for 85.7% of the short term redeemable obligations, 29.5% of total funding, and 19.5% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

	06/30/2017	12/31/2016
Liquidity indicators	%	%
Net assets (1) / funds within 30 days (2)	85.7	84.2
Net assets (1) / total funds (3)	29.5	28.5
Net assets (1) / total assets (4)	19.5	19.0

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 910,790 (R$ 918,080 at 12/31/2016).

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The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	06/30/2017					12/31/2016
Financial assets (1)	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total
Cash and deposits on demand	22,700	-	-	-	22,700	18,542	-	-	-	18,542

Interbank investments	237,116	44,980	1,437	276	283,809	219,066	58,275	1,171	292	278,804
Securities purchased under agreements to resell – Funded position (2)	40,706	-	-	-	40,706	77,452	-	-	-	77,452
Securities purchased under agreements to resell – Financed position	175,734	38,201	-	53	213,988	128,303	49,749	-	-	178,052
Interbank deposits	20,676	6,779	1,437	223	29,115	13,311	8,526	1,171	292	23,300

Securities	113,660	9,717	10,035	56,507	189,919	82,163	16,757	12,415	74,479	185,814
Government securities - available	108,423	67	65	5,645	114,200	75,310	20	40	6,088	81,458
Government securities – subject to repurchase commitments	216	1,017	2,688	1,172	5,093	556	4,732	5,990	14,808	26,086
Private securities - available	5,019	8,207	6,535	44,255	64,016	6,297	11,728	5,424	47,866	71,315
Private securities – subject to repurchase commitments	2	426	747	5,435	6,610	-	277	961	5,717	6,955

Derivative financial instruments	5,784	4,712	2,132	6,677	19,305	5,815	8,296	3,159	6,961	24,231
Net position	5,784	4,712	2,132	6,677	19,305	5,815	8,296	3,159	6,961	24,231
Swaps	74	1,437	1,387	6,017	8,915	828	1,967	1,497	6,250	10,542
Option	1,357	1,210	408	176	3,151	354	2,881	1,397	160	4,792
Forward (onshore)	3,842	467	-	-	4,309	3,947	1,024	-	-	4,971
Other derivative financial instruments	511	1,598	337	484	2,930	686	2,424	265	551	3,926
Loan and lease operations portfolio (3)	55,499	156,005	80,736	212,550	504,790	61,602	176,002	81,224	211,908	530,736
Total financial assets	434,759	215,414	94,340	276,010	1,020,523	387,188	259,330	97,969	293,640	1,038,127

(1)  The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 88,607 (R$ 85,700 at 12/31/2016), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2)  Net of R$ 3,575 (R$ 4,329 at 12/31/2016) which securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil.

(3)  Net of payment to merchants of R$ 44,314 (R$ 43,837 at 12/31/2016) and the amount of liabilities from transactions related to credit assignments R$ 5,340 (R$ 5,711 at 12/31/2016).

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Undiscounted future flows except for derivatives	06/30/2017					12/31/2016
	0 – 30	31 – 365	366 – 720	Over 720		0 – 30	31 – 365	366 – 720	Over 720
Financial liabilities	days	days	days	days	Total	days	days	days	days	Total
Deposits	202,350	53,559	11,449	126,450	393,808	201,167	44,545	13,106	107,055	365,873
Demand deposits	63,989	-	-	-	63,989	61,133	-	-	-	61,133
Savings deposits	109,517	-	-	-	109,517	108,250	-	-	-	108,250
Time deposit	27,569	52,339	11,240	126,418	217,566	30,295	41,971	13,088	107,033	192,387
Interbank deposits	1,273	1,220	209	32	2,734	1,489	2,574	18	22	4,103
Other deposits	2	-	-	-	2	-	-	-	-	-

Compulsory deposits	(38,333)	(16,569)	(3,339)	(30,366)	(88,607)	(42,314)	(13,885)	(3,985)	(25,516)	(85,700)
Demand deposits	(4,244)	-	-	-	(4,244)	(8,092)	-	-	-	(8,092)
Savings deposits	(25,114)	-	-	-	(25,114)	(24,791)	-	-	-	(24,791)
Time deposit	(8,975)	(16,569)	(3,339)	(30,366)	(59,249)	(9,431)	(13,885)	(3,985)	(25,516)	(52,817)

Securities sold under repurchase agreements (1)	225,909	50,945	40,879	42,978	360,711	209,521	59,771	42,410	87,069	398,771
Government securities	191,257	7,013	7,450	20,895	226,615	168,301	5,600	5,764	33,812	213,477
Private securities	5,859	43,931	33,429	22,083	105,302	13,753	54,171	36,646	53,257	157,827
Foreign	28,793	1	-	-	28,794	27,467	-	-	-	27,467

Funds from acceptances and issuance of securities (2)	5,511	40,531	25,382	46,736	118,160	3,003	35,659	28,974	36,858	104,494

Borrowing and onlending (3)	5,259	39,568	10,225	20,763	75,815	5,077	46,527	11,000	20,943	83,547

Subordinated debt (4)	801	13,612	6,919	44,333	65,665	271	13,501	16,621	41,043	71,436

Derivative financial instruments	4,892	4,095	4,192	8,241	21,420	5,294	5,516	3,726	10,162	24,698
Net position	4,892	4,095	4,192	8,241	21,420	5,294	5,516	3,726	10,162	24,698
Swaps	83	1,420	3,535	7,335	12,373	461	1,702	2,352	8,706	13,221
Option	700	1,127	408	129	2,364	837	1,888	1,116	711	4,552
Forward (onshore)	3,722	-	-	-	3,722	3,530	-	-	-	3,530
Other derivative financial instruments	387	1,548	249	777	2,961	466	1,926	258	745	3,395

Total financial liabilities	406,389	185,741	95,707	259,135	946,972	382,019	191,634	111,852	277,614	963,119

(1)  Includes own and third parties’ portfolios.

(2)  Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3)  Recorded in funds from interbank markets.

(4)  Recorded in funds from institutional markets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2017	164

	06/30/2017					12/31/2016
Off balance sheet	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Financial Guarantees Provided	1,095	18,160	4,915	48,305	72,475	1,645	16,203	5,603	47,342	70,793
Commitments to be released	90,530	33,874	7,103	90,833	222,340	90,279	42,522	11,657	77,916	222,374
Letters of credit to be released	7,297	-	-	-	7,297	6,660	-	-	-	6,660
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	190	84	97	371	-	310	-	-	310
Total	98,922	52,224	12,102	139,235	302,483	98,584	59,035	17,260	125,258	300,137

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Social and Environmental Risk

ITAÚ UNIBANCO HOLDING’s social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to risk identification, giving priority, responding to, monitoring and reporting assessed risks serve to supplement ITAÚ UNIBANCO HOLDING’s social and environmental risk management.

The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by the technical support of the legal and risk control area, which has teams specialized in the social and environmental risk management. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the ITAÚ UNIBANCO HOLDING. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities and operations.

ITAÚ UNIBANCO HOLDING consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, ITAÚ UNIBANCO HOLDING has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which ITAÚ UNIBANCO HOLDING has been awarded.

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Note 37 – Supplementary information

Citibank’s retail operations

On October 8, 2016, ITAÚ UNIBANCO HOLDING S.A. entered, by means of its subsidiaries, into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (Citibank) for the acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710.

This operation will involve the corporate restructuring of some companies of the Citibank conglomerate so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

The effective acquisitions and financial settlements will take place after compliance with some contractual conditions and the obtainments of the necessary regulatory authorizations.

The acquisition will not have accounting impacts on ITAÚ UNIBANCO HOLDING's results.

Sale of Group Life Insurance Portfolio

On September 19, 2016, ITAÚ UNIBANCO HOLDING entered into a purchase and sale share agreement with Prudential do Brasil Seguros de Vida S.A. (Prudential) whereby 100% of its group life insurance operations, which account for approximately 4% of the total assets belonging to Itaú Seguros S.A. (Itaú Seguros), controlled by ITAÚ UNIBANCO HOLDING, were sold.

To complete the transaction, Itaú Seguros was split and group life insurance operations were transferred to IU Seguros S.A. (IU Seguros), whose total capital was sold to Prudential on April 1st, 2017, after conditions precedent, which included obtaining approval of relevant regulatory authorities, were met.

This transaction reiterates ITAÚ UNIBANCO HOLDING´s strategy to focus on massive insurance products and services, typically associated with retail banking, and it is not expected to have significant accounting effects on the results of its operations.

Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP Controle), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (Sellers), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP Holding), by means of capital contribution of R$ 600 and acquisition of shares issued by XP Holding and held by the Sellers in the amount of R$ 5,700. Such amounts are subject to contractual adjustments (First Acquisition).

In addition to the First Acquisition, Itaú Unibanco undertook to acquire (i) in 2020, and additional percentage of 12.5%, that will ensure it 62.4% of total capital of XP Holding (40.0% of common shares), based on a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, the additional percentage of 12.5%, which will ensure it 74.9% of total capital of XP Holding (49.9% of common shares), based on the fair market value of XP Holding at that time, being clear that the control of XP Group, including XP Investimentos, will continue with the shareholders of XP Controle, that will hold the majority of voting shares.

Itaú Unibanco will act as a minority partner and will not influence commercial and operating policies of XP Investimentos or of any other company belonging to XP Group.

Effective acquisitions and financial settlements will occur after compliance with certain contractual conditions and obtainment of required regulatory authorizations.

The acquisition will not have accounting effects on the results of ITAÚ UNIBANCO HOLDING.

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